

2023 Proxy Statement
2022 Annual Report

Dear Fellow Stakeholders,

At Annexon, we envision a world in which every person gets to live out their talents, without being robbed of their physical and cognitive health due to disease.



**Douglas Love, Esq.
President and Chief Executive
Officer**

Our founder, the late Dr. Ben Barres, a former member of the National Academy of Sciences, chair of Neurobiology at Stanford University and a pioneer in complement-mediated neurodegeneration, trailblazed insights that fundamentally shifted the world's understanding of our immune system, our brains, and how the connection between the two can go wrong. Dr. Barres translated his discoveries into an emerging biotech company built around the scientific hypothesis that by blocking upstream activation of the classical complement cascade via C1q, we could provide the most complete protection against harmful inflammation and tissue damage in the body, eye and brain. This led to the founding of Annexon, and since then, we've made extraordinary progress that has validated that hypothesis, produced numerous breakthroughs and notable publications that guide the field of complement, established a comprehensive C1 platform focused on an anti-inflammatory approach for the body, eye and brain, and created a diverse and valuable multi-product candidate portfolio that has the potential to transform people's lives in a profound way.

Simply stated, our mission is to free the body, eye and brain from diseases driven by the classical complement cascade, and we believe we are well on our way there.

2022 was another year of meaningful execution across our portfolio of novel complement therapeutic areas, setting up a strong foundation for potential growth in 2023 and beyond. The field of complement has expanded dramatically and the opportunities for therapeutic intervention are broad. With a pioneering platform that enables us to target the initiation of aberrant classical complement activity and apply our approaches to a range of disease areas, we are single-minded on advancing programs that offer the highest probabilities of success to meet the needs of patients.

At the start of 2023, we identified *four flagship programs* across our broad portfolio in the areas of autoimmune, ophthalmology and neurodegenerative disorders. These programs include Guillain-Barré syndrome (GBS) and our oral small molecule, ANX1502, in autoimmune diseases; geographic atrophy (GA) in ophthalmology; and Huntington's disease (HD) in neurodegeneration. This effort is aimed at accelerating our transition into a late-stage biopharmaceutical company developing first-in-class treatments for complement-mediated diseases. Each flagship program represents a unique opportunity for Annexon to deliver a game-changing therapeutic approach for patients with limited or no treatment options available today. Our commitment is to advance each of these four programs into or through pivotal development. To achieve this goal, we are continuously evaluating the landscape to optimize the paths to market, either through our in-house capabilities or leveraging potential strategic collaborations that may further expand our resources and our reach. As each of these programs progresses, we plan to pursue the right path in the best interests of patients, our stakeholders and Annexon as a company.

Guillain-Barré Syndrome: In our autoimmune portfolio, the most advanced program is the Phase 3 pivotal development of ANX005 for patients with Guillain-Barré syndrome, a rare and devasting autoimmune condition that affects peripheral nerves and can lead to paralysis and other life-altering effects. There are no U.S. Food and Drug Administration (FDA)-approved therapies for GBS today. ANX005 is a monoclonal antibody (mAb) designed to fully inhibit C1q and the entire classical complement pathway in both the body and the brain, and is currently being evaluated in a randomized, double-blind, placebo-controlled Phase 3 trial in patients with GBS. We believe ANX005 is optimally suited for a disease like GBS, where maximum suppression of C1q and the classical cascade early in the disease process may act to rapidly prevent nerve damage and protect against irreversible neurological disability. We previously demonstrated clinical proof-of-concept in a placebo-controlled trial in GBS and held a productive engagement with the FDA regarding the ongoing pivotal trial in late 2022. Enrollment in the pivotal trial is ongoing and expected to be completed in the second half of 2023, followed by clinical results anticipated in the first half of 2024.

ANX1502 for Autoimmune Diseases: Also in our autoimmune portfolio is the accelerated and expanded development of ANX1502, the first orally administered, small molecule designed for classical complement therapy to enter clinical development. We believe that ANX1502, as a first-in-kind therapy, has the potential to shift the treatment paradigm for patients with complement-mediated autoimmune diseases, potentially offering enhanced efficacy by blocking up and downstream complement activity with convenient dosing administration for long-term treatment of chronic conditions. We are conducting Phase 1 single-ascending dose (SAD) and multiple-ascending dose (MAD) clinical trials designed to assess target engagement, pharmacodynamics and safety of ANX1502. Target drug levels in plasma have been achieved in the ongoing SAD trial with no serious safety events, and dosing in the MAD trial is underway. Based on the transformational potential with a small molecule, we plan to accelerate and expand the development of ANX1502 to reach multiple patient populations, which includes a trial we intend to initiate later this year in patients with cold agglutinin disease, a difficult condition involving immune system attack and destruction of patients' red blood cells.

Geographic Atrophy: The most near-term anticipated milestone is from our ophthalmology portfolio— ANX007 for patients with geographic atrophy. GA affects millions of people worldwide and remains the leading cause of blindness resulting from damaged and dying retinal cells. We have uniquely designed ANX007 as an antigen-binding fragment, or Fab, formulated for intravitreal administration, for the potential treatment of GA and other retinal diseases. ANX007 is specifically designed to block C1q locally in the eye to provide more complete protection against both upstream and downstream excess complement activity, a key driver of disease. We completed enrollment in a Phase 2 trial in patients with GA, called ARCHER, in early 2022, and expect to report the clinical results from this trial mid-year.

Huntington's Disease: ANX005 is also being advanced in our neurodegeneration portfolio, which includes Huntington's disease among other indications. HD is a slowly progressing, inherited and fatal disease for which there are no FDA-approved disease-modifying treatments; current therapeutic intervention aims to manage the many deleterious effects of this disease. HD occurs when C1q triggers neuroinflammation, synapse loss and neuronal damage or death. As such, by fully inhibiting C1q with ANX005, we aim to slow or stop the progressive course of HD. Last year we completed a Phase 2 clinical trial in patients with manifest HD in which ANX005 demonstrated clinical improvement in patients, with heightened results in those patients with elevated complement-activation levels at baseline. Based on the Phase 2 results and a productive engagement with the FDA in late 2022, we are evaluating the optimal path for pivotal development of ANX005 for HD, including a randomized, double-blind, placebo-controlled Phase 2/3 trial that could support registration in the future.

While our flagship programs represent near-term opportunities for pivotal development, there are a range of next-wave programs for which our complement approach may have a meaningful impact on patients.

As part of our complement strategy, we're advancing multiple programs through clinical development, with the aim of generating informative signal-finding data and determining our next-wave portfolio priorities. Two such programs are a study in amyotrophic lateral sclerosis (ALS) with ANX005 and a study in lupus nephritis (LN) with ANX009, both of which represent indications with limited treatment options and significant unmet need. Earlier this year, we reported encouraging, preliminary data from our Phase 2 trial in patients with ALS, which demonstrated a reduction in neurofilament light (NfL), an established biomarker for several neurodegenerative conditions, as well as a slowing of disease progression during the 12-week on-treatment period, followed by an increase in disease progression after treatment was stopped. Enrollment in this trial is ongoing and we expect to report full data this year. Enrollment is also underway in a Phase 1b trial of ANX009, a subcutaneous formulation of a monoclonal antibody fragment, or Fab, specifically focused on patients with LN who have high baseline classical complement activity. Elevated classical complement correlates with disease worsening in LN and we're seeking to normalize complement activity in this trial. We expect to report LN data in the first half of 2023. Based on study findings in these next wave programs, we plan to determine the optimal next steps for late-stage development.

This is an exciting time for Annexon, and I believe that the future of complement is ours.

Annexon's vision is to help patients with complement-mediated disease thrive and to live out their talents. We're encouraged by the outcomes of our work to date, and we're as committed as ever to serving the patients who need us. On behalf of the entire Annexon team, I would like to thank the many physicians, nurses and medical teams who collaborate with us, and most importantly, the patients who participate in our clinicals trials, as well as their caregivers and loved ones. It is because of you that we are able to conduct the critical work needed to bring forward new medicines.

We believe the future for Annexon is bright. With a clear vision for success in both the short- and mid-term, a catalyst-rich future with clinical data anticipated across multiple programs in 2023, and a deeply talented team that embodies a warrior spirit culture, we are ready for the road ahead. We are grateful to have you, our stakeholders, on this journey of making living your dream possible.

Warm regards,



Douglas Love, Esq.
President and Chief Executive Officer

Forward-Looking Statements

Certain of the statements contained in this letter are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "design," "due," "expect," "goal," "intend," "may," "objective," "plan," "potential," "seek," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. All statements other than statements of historical facts contained in this letter are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the company's expectations with regard to the potential benefits from treatment with anti-C1q therapy and the company's portfolio; enrollment in and the results of its clinical studies, including the timing and availability of data and reports from such studies; the timing of commencement of future clinical trials; paths to market; and the company's commitment and ability to develop and advance product candidates into, and successfully complete, clinical trials. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the company's history of net operating losses; the company's ability to obtain necessary capital to fund its clinical programs; the early stages of clinical development of the company's product candidates; the effects of COVID-19 or other public health crises on the company's clinical programs and business operations; the company's ability to obtain regulatory approval of and successfully commercialize its product candidates; any undesirable side effects or other properties of the company's product candidates; the company's reliance on third-party suppliers and manufacturers; the outcomes of any future collaboration agreements; and the company's ability to adequately maintain intellectual property rights for its product candidates. These and other risks are described in greater detail under the section titled "Risk Factors" contained in the company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the company's other filings with the U.S. Securities and Exchange Commission. Any forward-looking statements that the company makes in this letter are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, and speak only as of the date of this letter. Except as required by law, the company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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ANNEXON, INC.
1400 Sierra Point Parkway, Bldg C, Suite 200
Brisbane, California 94005

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

To be held on June 8, 2023

Dear Stockholder:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Annexon, Inc., a Delaware corporation (the "Company"), on Thursday, June 8, 2023 at 8:30 a.m. Central Standard Time. This year's Annual Meeting will be held virtually, conducted via live audio webcast. You can attend the meeting via the internet at **www.virtualshareholdermeeting.com/ANNX2023** by using the 16-digit control number that appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

The Annual Meeting will be held for the following purposes:

1. To elect the three nominees for director named in the accompanying proxy statement to serve as Class III directors to hold office until the 2026 annual meeting of stockholders or until their respective successors are duly elected and qualified.

2. To ratify the selection by the Audit Committee of our Board of Directors of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023.

3. To approve, on a non-binding advisory basis, the compensation of our named executive officers.

4. To conduct any other business properly brought before the meeting or any continuation, adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 10, 2023. Only stockholders of record at the close of business on that date may vote at the meeting or any continuation, adjournment or postponement thereof. A complete list of such stockholders will be open to the examination of any stockholder for a period of ten days prior to the Annual Meeting for a purpose germane to the meeting at our principal executive offices by stating the purpose of the request and providing proof of ownership of our common stock. The complete list of such stockholders will also be available to stockholders during the Annual Meeting at www.virtualshareholdermeeting.com/ANNX2023.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on
Thursday, June 8, 2023 at 8:30 a.m. Central Standard Time, conducted via live audio webcast.

The proxy statement and annual report to stockholders
are available electronically at **www.proxyvote.com**.

By Order of the Board of Directors

Douglas Love
President and Chief Executive Officer
Brisbane, California
April 25, 2023

You are cordially invited to attend the Annual Meeting, conducted via live audio webcast. Whether or not you expect to attend the meeting, please vote by proxy over the telephone or through the internet, or by completing, dating, signing and returning a proxy that we may mail to you as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote at the Annual Meeting. Please note, however, that if your shares are held through a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy issued in your name from that record holder.

TABLE OF CONTENTS

ANNEXON, INC.

1400 Sierra Point Parkway, Bldg C, Suite 200
Brisbane, California 94005

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the Securities and Exchange Commission (the ''SEC''), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the ''Notice'') because the Board of Directors (the ''Board'') of Annexon, Inc. (sometimes referred to as the ''Company'' or ''Annexon'') is soliciting your proxy to vote at the 2023 Annual Meeting of Stockholders (the ''Annual Meeting''), including at any continuation, adjournment or postponement of the meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 27, 2023 to all stockholders of record entitled to vote at the Annual Meeting.

How do I attend the Annual Meeting?

The meeting will be held virtually on Thursday, June 8, 2023, at 8:30 a.m. Central Standard Time at www.virtualshareholdermeeting.com/ANNX2023. There will be no physical meeting location. The meeting will be conducted only via an audio webcast. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at our annual meeting by enabling stockholders to participate from any location around the world. We have designed the virtual meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions during the meeting through the virtual meeting platform. To attend the Annual Meeting, stockholders will need to log-in to www.virtualshareholdermeeting.com/ANNX2023 using the 16-digit control number on the proxy card or the instructions that accompanied your proxy materials. The live audio webcast of the Annual Meeting will begin promptly at 8:30 a.m. Central Standard Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for our stockholders to log in and test their devices' audio systems. We encourage our stockholders to access the Annual Meeting in advance of the designated start time. A technical support telephone number will be posted on the log-in page that you can call if you encounter any difficulties accessing the virtual meeting during check-in or during the meeting. Information on how to vote at the Annual Meeting is below.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 10, 2023 will be entitled to vote at the Annual Meeting. On this record date, there were 53,080,673 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 10, 2023 your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (''Computershare''), then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 10, 2023 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in ''street name'' and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of three Class III directors;

- Ratification of selection by the Audit Committee of our Board of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and

- Approval, on a non-binding advisory basis, of the compensation of our named executive officers.

What if another matter is properly brought before the meeting?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For the ratification of selection by the Audit Committee of the Board of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 and for approval, on a non-binding advisory basis, of the compensation of our named executive officers, you may vote "For" or "Against" or abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote even if you have already voted by proxy.

- To vote prior to or during the Annual Meeting, go to www.virtualshareholdermeeting.com/ANNX2023 to vote your shares prior to or during the Annual Meeting. You will need the 16-digit control number which appears on your proxy card (printed in the box and marked by the arrow) and the instructions that accompanied your proxy materials.

- To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on June 7, 2023 to be counted.

- To vote through the internet before the Annual Meeting, go to http://www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the Notice. Your internet vote must be received by 11:59 p.m. Eastern Time on June 7, 2023 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 10, 2023.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the internet or at the Annual Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank or other agent how to vote your shares, they will only be permitted to vote your shares on "routine" matters. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Generally, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. Accordingly, your broker or nominee may not vote your shares on Proposals 1 or 3 without your instructions, but may vote your shares on Proposal 2 even in the absence of your instruction.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of the three nominees for director, "For" the ratification of the selection by the Audit Committee of the Board of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 and "For" the approval, on a non-binding advisory basis, of the compensation of our named executive officers. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, by e-mail or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary prior to or at the Annual Meeting.
- You may attend the Annual Meeting and vote by following the instructions described above. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Can I submit questions in advance or during the Annual Meeting?

Stockholders may submit questions in writing in advance or during the annual meeting at the following website: www.virtualshareholdermeeting.com/ANNX2023. Stockholders will use their 16-digit control number which is included on their proxy card or the instructions that accompanied the proxy materials. As part of the Annual Meeting, we will hold a live Q&A session, during which we will answer questions pertinent to the Company and the meeting matters, as time permits.

When are stockholder proposals and director nominations due for next year's annual meeting?

Stockholders who intend to have a proposal considered for inclusion in next year's proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), your proposal must be submitted in writing by December 29, 2023, to our Corporate Secretary at 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005. If you wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year's proxy materials, you must provide specified information in writing to our Corporate Secretary at the address above no earlier than February 9, 2024 and no later than March 10, 2024; provided, however, that if our 2024 annual meeting of stockholders is held before May 9, 2024, or after August 7, 2024, notice by the stockholder to be timely must be received not later than the 90th day prior to such annual meeting, or if later, the 10th day following the day on which public disclosure of the date of such meeting is first made. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Submissions for director nomination must include (1) the full name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the Company which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) a statement whether such nominee, if elected, intends to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by our Board and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named as a nominee and to serving as a director if elected), as well as certain information related to any stockholder proposing such nominee. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

We intend to file a proxy statement and WHITE proxy card with the SEC in connection with its solicitation of proxies for our 2024 annual meeting of stockholders. Stockholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by the Company with the SEC without charge from the SEC's website at www.sec.gov.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, (a) for Proposal 1, to elect directors, votes ''For,'' ''Withhold'' and broker non-votes, (b) with respect to Proposal 2, votes ''For'' and ''Against'' and abstentions, (c) with respect to Proposal 3, votes ''For'' and ''Against'' and abstentions and broker non-votes and (d) with respect to any other proposals, votes "For" and "Against," abstentions and, if applicable, broker non-votes. Abstentions have no effect on the proposals to be voted upon at the Annual Meeting. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed by applicable stock exchange rules to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

How many votes are needed to approve each proposal?

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Broker Discretionary Voting Allowed	Effect of Broker Non-Votes
1	Election of directors	The plurality of the votes cast. This means that the nominees receiving the highest number of affirmative "FOR" votes will be elected as Class III directors.	Not applicable	No	None
2	Ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023	The affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes).	None	Yes	Not applicable
3	Approval, on a non-binding advisory basis, of the compensation of our named executive officers	The affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes).	None	No	None

How does the Board recommend that I vote?

Our Board recommends that you vote "For" the election of the three nominees for director in Proposal 1, "For" Proposal 2 and "For" Proposal 3, as further described in this proxy statement.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority in voting power of the issued and outstanding shares entitled to vote are present in person, or by remote communication, or represented by proxy. On the record date, there were 53,080,673 shares issued and outstanding and entitled to vote. **Thus, the holders of 26,540,337 shares must be present in person, or by remote communication, or represented by proxy at the meeting to have a quorum.**

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chair of the meeting or the holders of a majority in voting power entitled to vote present in person, or by remote communication or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board is divided into three classes. Each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

Our Board presently has seven members and seven authorized Board seats. There are three directors in the class whose term of office expires in 2023: Bettina M. Cockroft, M.D., Douglas Love, Esq. and Thomas G. Wiggans, each of whom is a nominee for director and has served on our Board since January 2022, December 2014 and February 2017, respectively. The current Class I directors, whose term will expire at the 2024 annual meeting of stockholders, are William H. Carson, M.D. and Muneer A. Satter and the current Class II directors, whose term will expire at the 2025 annual meeting of stockholders, are Jung E. Choi and William D. Waddill. If elected at the Annual Meeting, each of the Class III nominees would serve until the 2026 annual meeting of stockholders and until his or her successor has been duly elected and qualified, or, if sooner, until each such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes cast. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. Proxies cannot be voted for a greater number of persons than the nominees named. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by Annexon. Each person nominated for election has agreed to serve if elected. The Company's management has no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" EACH NAMED NOMINEE.

Set forth below is certain biographical information as of April 10, 2023 for each nominee and each director whose term will continue after the Annual Meeting.

Name	Age	Director Class
William H. Carson, M.D.	64	Class I
Muneer A. Satter	62	Class I
Jung E. Choi	53	Class II
William D. Waddill	66	Class II
Bettina M. Cockroft, M.D.	56	Class III
Douglas Love, Esq.	55	Class III
Thomas G. Wiggans	71	Class III

NOMINEES FOR ELECTION TO CLASS III EXPIRING AT THE 2023 ANNUAL MEETING

Bettina M. Cockroft, M.D. has served as a member of our Board since January 2022. Since September 2019, Dr. Cockroft has been Senior Vice President and Chief Medical Officer of Sangamo Therapeutics, Inc., a publicly-held biotechnology company, where she oversees clinical development activities and operations. She has over 20 years of experience in the biopharmaceutical industry and has worked across multiple therapeutic areas and led programs in several countries. Prior to joining Sangamo, Dr. Cockroft served on the senior leadership team at Cytokinetics, Inc., a publicly-held biopharmaceutical company, where she was responsible for clinical development of fast skeletal muscle troponin activators in diseases such as Amyotrophic Lateral Sclerosis and Spinal Muscular Atrophy. She served as Vice President, Clinical Research, Neurology, at Cytokinetics from August 2017 to September 2019. From October 2016 to July 2017, Dr. Cockroft served as a pharmaceutical executive consultant, and before that, from September 2013 to September 2016, she served as Chief Medical Officer of Auris Medical AG, a biopharmaceutical company, where she led and grew the clinical development team responsible for two Phase 3 programs. Dr. Cockroft also held roles of increasing responsibility at Merck Serono S.A., Novartis Consumer Health and Menarini Ricerche earlier in her career. Dr. Cockroft received a M.B.A. from MIT Sloan School of Management and a M.D. from the University of Genova. We believe that Dr. Cockroft is qualified to serve on our Board due to her educational background and her extensive experience in the biotechnology field.

Douglas Love, Esq. has served as our President and Chief Executive Officer and as a member of our Board since December 2014. Prior to joining Annexon, from 2008 to April 2013, he served as Head of Operations & Strategic Alliances for Elan Pharmaceuticals, Inc., a biopharmaceutical company, where he led the Tysabri® multiple sclerosis franchise, and Elan's Alzheimer's Immunotherapy Program, which was licensed to Johnson & Johnson. From 2006 to 2008, he served as Head of Strategic Alliances, Business Development & Business Integration for Elan. Prior to joining Elan, Mr. Love served as an associate at the law firm Orrick, Herrington & Sutcliffe LLP, Corporate Counsel at Amgen, Inc. and as Section Corporate Counsel at Genentech, Inc., where he led the BioOncology Healthcare Law Group. Mr. Love received a B.S. in Business Administration from the University of Southern California and a J.D. with great distinction from McGeorge School of Law. We believe that Mr. Love is qualified to serve on our Board due to the valuable expertise and perspective he brings in his capacity as our President and Chief Executive Officer and because of his extensive experience and knowledge of our industry.

Thomas G. Wiggans has served as a member of our Board since February 2017 and chair of our Board since February 2021. Mr. Wiggans founded Dermira, Inc., a publicly-held pharmaceutical company, in August 2010 and served as its Chief Executive Officer from September 2010 to February 2020 and chair of its board of directors from October 2014 until its acquisition by Eli Lilly & Company in February 2020. Mr. Wiggans has served as a member of the board of directors of CymaBay Therapeutics, Inc., a publicly-held clinical-stage biopharmaceutical company, since April 2021. Mr. Wiggans has also served on the boards of various industry organizations, educational institutions and private and public companies, including service on the boards of directors of Forma Therapeutics Holdings, Inc., from 2020 until its acquisition by Novo Nordisk in October 2022, Onyx Pharmaceuticals from March 2005 until its acquisition by Amgen Inc. in October 2013, Sangamo Biosciences, Inc. from June 2008 until June 2012, Somaxon Pharmaceuticals, Inc. from June 2008 until May 2012 and as chair of the board of directors of Excaliard Pharmaceuticals, Inc. from October 2010 until its acquisition by Pfizer, Inc. in December 2011. From October 2007, Mr. Wiggans served as chair of the board of directors of Peplin, Inc. and in July 2007, he became its Chief Executive Officer, and he served in these positions until Peplin's acquisition by LEO Pharma A/S in November 2009. Previously, Mr. Wiggans served as Chief Executive Officer of Connetics Corporation from July 1994, and as chair of the board of directors of Connetics from January 2006, and he served in these positions until December 2006 when Connetics was acquired by Stiefel Laboratories, Inc. From 1992 to 1994, Mr. Wiggans served as President and Chief Operating Officer of CytoTherapeutics Inc. From 1980 to 1992, Mr. Wiggans served at Ares-Serono S.A. in various management positions including President of its United States pharmaceutical operations and Managing Director of its United Kingdom pharmaceutical operations. Mr. Wiggans began his career with Eli Lilly & Company. In addition, Mr. Wiggans is a member of the board of trustees of the University of Kansas Endowment Association. Mr. Wiggans received a B.S. in Pharmacy from the University of Kansas and a M.B.A. from Southern Methodist University. We believe that Mr. Wiggans is qualified to serve on our Board due to his experience as an executive and a board member of biotechnology and pharmaceutical companies.

CLASS I DIRECTORS
CONTINUING IN OFFICE UNTIL THE 2024 ANNUAL MEETING

William H. Carson, M.D. has served as a member of our Board since February 2021. Dr. Carson has served as the chair of the board of directors of Otsuka Pharmaceutical Development & Commercialization, Inc., a privately-held healthcare company, since January 2020. From 2002 to 2019, Dr. Carson held various executive leadership roles at Otsuka, most recently as president and Chief Executive Officer from 2010 to 2019. Prior to that, he worked at the Pharmaceutical Research Institute at Bristol-Myers Squibb from 1998 to 2002 and was on faculty at the Medical University of South Carolina in the Department of Psychiatry and Behavioral Sciences from 1988 to 1998. Dr. Carson has also been a member of the board of directors of Decibel Therapeutics, Inc., a publicly-held clinical-stage biotechnology company, since June 2021. He is also a member of the boards of directors of Excision Biotherapeutics, Inc., a privately-held biotechnology company, and Saama Technologies, Inc., a privately-held clinical analytics company, and previously served on the board of Prevail Therapeutics, Inc., a publicly-held biotechnology company, until its acquisition by Eli Lilly & Company. Dr. Carson also serves on the board of directors of Internet2, a not-for-profit United States computer networking consortium, and as an advisor to Artis Ventures, a venture capital firm that focuses on health and technology innovations. Dr. Carson is also chair of the Sozosei Foundation, the philanthropic arm of Otsuka America Pharmaceutical, Inc., and Board Chair Emeritus of the Sphinx Organization, which is dedicated to diversity in the arts. Dr. Carson received a B.A. in History and Science from Harvard College and a M.D. from Case Western Reserve University School of Medicine, followed by his residency in psychiatry at Tufts / New England Medical Center. We believe Dr. Carson is qualified to serve on our Board due to his educational background and his experience in the biotechnology field.

Muneer A. Satter has served as a member of our Board since December 2014. Mr. Satter has been Founder and Managing Partner of Satter Medical Technology Partners, L.P. since 2016, and chair of Satter Investment Management, LLC since 2012, and he also manages the Satter Foundation. Prior to Satter Investment Management, Mr. Satter was a partner at Goldman Sachs where he spent 24 years in various roles, most recently as a senior member of the Merchant Banking Investment Committee overseeing private equity and debt investments, and the Global Head of the Mezzanine Group in the Merchant Banking Division, where he raised and managed over $30 billion of assets. He was also chair of the Risk Committee overseeing $80 billion of assets. Mr. Satter was a member of the board of directors of Aerpio Pharmaceuticals, Inc., a publicly-held biopharmaceutical company, from October 2013 to June 2020, a member and chair of the board of directors of Akebia Therapeutics, Inc. from May 2013 to December 2018 and a member of the board of directors of Vital Therapies, Inc., a publicly-held biotherapeutic company, from October 2012 to October 2018. Mr. Satter serves as Vice Chair of the Goldman Sachs Foundation and GS Gives, where he is also chair of the Investment Committee overseeing $1.2 billion of assets. Mr. Satter is also on the Board of Advisors of Accelerate Institute and is on the board of directors of the Navy SEAL Foundation and Northwestern Medical Group. Mr. Satter is on the board of trustees of Northwestern University, where he was also previously chair of the Finance Committee. Mr. Satter is also a former board member of World Business Chicago and the Nature Conservancy, where he was chair of the Finance Committee overseeing a $1.8 billion endowment. Mr. Satter received a B.A. in Economics from Northwestern University, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School. We believe that Mr. Satter is qualified to serve on our Board due to his experience in the financial industry, his experience as a board member of biotechnology and pharmaceutical companies and his experience as an investor in life sciences companies.

CLASS II DIRECTORS
CONTINUING IN OFFICE UNTIL THE 2025 ANNUAL MEETING

Jung E. Choi has served as a member of our Board since June 2020. Since April 2015, Ms. Choi has served as Chief Business and Strategy Officer of Global Blood Therapeutics, Inc., a biopharmaceutical company that was acquired by Pfizer Inc. in October 2022, responsible for corporate strategy, business development, R&D portfolio strategy and program management, patient advocacy and government affairs. During her career, Ms. Choi has led or managed over 60 transactions exceeding $18 billion in value. From April 2014 to March 2015, Ms. Choi served as Senior Vice President, Corporate Development for InterMune, Inc., a biotechnology company that was acquired by Roche Holding AG in 2014, and served as an adviser on strategy and business development to InterMune from March 2013 to April 2014. Prior to joining InterMune, from February 2011 to March 2013, Ms. Choi led corporate and business development for Chimerix, Inc., a publicly-held biopharmaceutical company, as a consultant and Senior Vice President, Corporate Development. Prior to that, from August 2001 to August 2010, Ms. Choi held various management positions at Gilead Sciences, Inc., a publicly-held biopharmaceutical company, including leadership of business development, licensing and mergers and acquisition activities. During her tenure at Gilead Sciences, Ms. Choi built and oversaw the corporate development group, and led the U.S. commercial launch of Hepsera® for the treatment of the hepatitis B virus. Ms. Choi received a B.A. in Human Biology and a M.B.A. from Stanford University. We believe that Ms. Choi is qualified to serve on our Board due to her experience as an executive of biotechnology companies.

William D. Waddill has served as a member of our Board since August 2021. From April 2014 to December 2016, Mr. Waddill served as Senior Vice President and Chief Financial Officer, Treasurer and Secretary of Calithera Biosciences, Inc., a publicly-held biotechnology company. From October 2007 to March 2014, he served as Senior Vice President and Chief Financial Officer of OncoMed Pharmaceuticals, Inc., a publicly-held biopharmaceutical company. From October 2006 to September 2007, Mr. Waddill served as the Senior Vice President, Chief Financial Officer of Ilypsa, Inc., a biotechnology company that was acquired in 2007 by Amgen, Inc. From February 2000 to September 2006, Mr. Waddill served as a Principal at Square One Finance, a financial consulting business. From December 1996 to February 2000, Mr. Waddill served as Senior Director of

Finance and Administration at Exelixis, Inc., a publicly-held biotechnology company. Mr. Waddill has served as a member of the board of directors of Protagonist Therapeutics, Inc., a publicly-held clinical-stage biopharmaceutical company, since July 2016 and Arrowhead Pharmaceuticals, a publicly-held biopharmaceutical company, since January 2018. He received a B.S. in Accounting from the University of Illinois, Chicago, and a certification as a public accountant (inactive), after working at PricewaterhouseCoopers LLP and Deloitte LLP. We believe that Mr. Waddill is qualified to serve on our Board due to his financial expertise and his extensive experience in the biotechnology field.

INFORMATION REGARDING THE BOARD AND CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

The Board has determined that all of our directors, other than Mr. Love, qualify as independent directors in accordance with The Nasdaq Stock Market LLC (''Nasdaq''), Marketplace Rules (the ''Nasdaq Listing Rules''). Mr. Love is not considered independent by virtue of his position as our President and Chief Executive Officer. Under the Nasdaq Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Nasdaq Listing Rules, our Board has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director's relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

LEADERSHIP STRUCTURE OF THE BOARD

Our amended and restated bylaws and corporate governance guidelines provide our Board with flexibility to combine or separate the positions of chair of the Board and Chief Executive Officer. Currently, the role of chair of the Board is separated from the role of Chief Executive Officer. Mr. Wiggans serves as chair of the Board and Mr. Love serves as our Chief Executive Officer. The Board has concluded that our current leadership structure is appropriate at this time. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business operations and strategy, while allowing our chair of the Board to lead the Board in its fundamental role of providing advice to, and independent oversight of, management. Our Board recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as chair of the Board, particularly as the Board's oversight responsibilities continue to grow. In addition, we believe the chair of the Board is well-positioned to act as a bridge between management and the board, facilitating the regular flow of information. Among other duties, the chair of the Board may represent the Board in communications with stockholders and provide input on the structure and composition of the Board. The Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate. During its routine review of the board's leadership structure, the Board and the Company regularly consider the circumstances under which the roles of chair of the Board and Chief Executive Officer could most effectively serve the interests of the Company and its stockholders if combined.

COMMUNICATIONS FROM STOCKHOLDERS

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Our Corporate Secretary is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the directors as he considers appropriate.

Historically, the Company has not provided a formal process related to stockholder communications with the Board because it has not been determined to be necessary to facilitate stockholder communications. Every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. The Company believes its responsiveness to stockholder communications to the Board has been excellent.

ROLE OF BOARD IN RISK OVERSIGHT PROCESS

Risk assessment and oversight are an integral part of our governance and management processes. Our Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. Management's involvement in day-to-day risk management enables them to assist our Board in the effective design, establishment, maintenance, review and evaluation of the Company's disclosure controls and procedures. Our Board does not have a standing risk management committee, but rather administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. While our Board is responsible for monitoring and assessing strategic risk exposure, including risks associated with our strategic plan and business operations, our Audit Committee is responsible for overseeing our major financial risk exposures and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also approves or disapproves any related person transactions. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee oversees the management of risks associated with director independence and composition and organization of our Board, and monitors the effectiveness of our corporate governance guidelines.

MEETINGS OF THE BOARD

The Board met five times during the last fiscal year. Each Board member attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he or she served, held during the portion of the last fiscal year for which he or she was a director or committee member. As required under applicable Nasdaq listing standards, in fiscal 2022, the Company's independent directors met regularly in executive sessions at which only independent directors were present. The Company does not have a formal policy requiring the members of our Board to attend its annual meetings of stockholders, although directors are encouraged to attend annual meetings. All directors attended the Company's 2022 annual meeting of stockholders.

INFORMATION REGARDING COMMITTEES OF THE BOARD

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Science and Technology Committee. Our Board has adopted charters for each of its committees, which can be found in the "Corporate Governance" section of our corporate website at https://ir.annexonbio.com/corporate-governance/governance-overview. The Board also establishes other committees as it deems necessary or appropriate from time to time. Information contained on, or that can be accessed through, our website does not constitute part of this proxy statement.

Below is a description of each standing committee of the Board.

Audit Committee

Our Audit Committee currently consists of Ms. Choi, Dr. Cockroft, Mr. Satter and Mr. Waddill. The chair of our Audit Committee is Mr. Waddill. Our Board has determined that all members are independent under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. Our Board has determined that each of Mr. Satter and Mr. Waddill is an Audit Committee financial expert as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our Board has also determined that each member of our Audit Committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements. For a portion of 2022, Ricky Sun, Ph.D. also served as a member of our Audit Committee. Dr. Sun resigned from the Board on February 1, 2022. Dr. Sun's resignation was not a result of any disagreement with us or any matter relating to our operations, policies or practices. Our Board determined that prior to his resignation, Dr. Sun was independent under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act and that he could, read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Specific responsibilities of our Audit Committee include:

- appointment, engagement, compensation, retention and oversight of the work of our independent registered public accounting firm;

- pre-approving any audit and non-audit service provided to us by the independent registered public accounting firm;

- auditor reviewing and discussing our financial statements with management, including our management's discussion and analysis of financial condition and results of operations to be included in our Annual and Quarterly Reports to be filed with the SEC;

- discussing with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

- discussing with management our policies with respect to risk assessment and risk management;

- establishing procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal accounting controls or auditing matters;

- consulting with management to establish procedures and internal controls relating to cybersecurity;

- reviewing and approving all related party transactions;

- investigating any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

- conducting an annual assessment of the performance of the Audit Committee and its members, and the adequacy of its charter.

The Audit Committee met four times in 2022.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2022 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (''PCAOB'') and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firms' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

> Ms. Jung Choi
> Dr. Bettina Cockroft
> Mr. Muneer Satter
> Mr. William D. Waddill (Chair)

Compensation Committee

Our Compensation Committee currently consists of Dr. Carson, Ms. Choi and Mr. Wiggans. The chair of our Compensation Committee is Mr. Wiggans. Our Board has determined that all members are independent under the Nasdaq Listing Rules and are ''non-employee directors'' as defined in Rule 16b-3 promulgated under the Exchange Act. For a portion of 2022, Dr. Sun also served as a member of our Compensation Committee. Dr. Sun resigned from the Board on February 1, 2022. Our Board determined that prior to his resignation, Dr. Sun was independent under the Nasdaq Listing Rules and was a ''non-employee director'' as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of the Compensation Committee include:

- reviewing and approving the compensation and other terms of employment of our chief executive officer and other executive officers;

- reviewing and recommending to the Board the corporate performance goals and objectives relevant to such compensation;

- reviewing and considering the results of our most recent stockholder advisory vote on the compensation of our executive officers, if any;

- establishing, amending, managing, periodically reviewing and, where appropriate, terminating our equity incentive plans, compensation plans and similar programs;

- periodically reviewing and recommending to the Board the compensation paid to our directors;

- periodically reviewing, assessing and providing oversight with respect to our strategy, initiatives and policies concerning employee diversity and inclusion goals; and

- conducting an annual assessment of the performance of the Compensation Committee and its members, and the adequacy of its charter.

The Compensation Committee retains Aon's Human Capital Solutions practice, a division of Aon plc, an independent executive compensation consulting firm ("Aon"), as its outside compensation consultant, to assess our executive and director compensation programs. Aon attends Compensation Committee meetings when invited and meets with the Compensation Committee without management. Aon provides the Compensation Committee with third-party data and analysis as well as advice and expertise on competitive compensation practices and trends, executive compensation plans and program designs and proposed executive and director compensation levels. Aon reports directly to the Compensation Committee and, as directed by the Compensation Committee, works with management and the chair of the Compensation Committee.

For 2022 compensation, Aon assisted the Compensation Committee with the following:

- updating the peer group of companies for our executive and director compensation analysis;

- updating company-wide market-based compensation guidelines;

- updating company-wide market-based equity compensation guidelines for new hires and annual grants; and

- reviewing executive compensation market-based benchmarking data.

The Compensation Committee regularly reviews the services provided by its outside consultants, and it has assessed the independence of Aon consistent with SEC rules and Nasdaq listing standards. In doing so, the Compensation Committee considered each of the factors set forth by the SEC and Nasdaq with respect to a compensation consultant's independence. The Compensation Committee also considered the nature and amount of work performed for the Compensation Committee and the fees paid for those services in relation to the firm's total revenues. On the basis of its consideration of the foregoing and other relevant factors, the Compensation Committee has determined that Aon is independent, and that no conflicts of interest exist between the Company and Aon.

The Compensation Committee may delegate its authority under its charter to one or more subcommittees as it deems appropriate from time to time. The Compensation Committee may also delegate to an officer the authority to grant equity awards to certain employees, as further described in its charter and subject to the terms of our equity plans.

The Compensation Committee met five times in 2022.

Compensation Committee Interlocks and Insider Participation

In fiscal 2022, our Compensation Committee consisted of Drs. Carson and Sun (for a portion of 2022), Ms. Choi and Mr. Wiggans. None of the fiscal 2022 members of the Compensation Committee was at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of the board of directors of any entity that has one or more executive officers serving as a member of our Board or on our Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Mr. Satter and Mr. Wiggans. The chair of our Nominating and Corporate Governance Committee is Mr. Satter. Our Board has determined that all members of the Nominating and Corporate Governance Committee are independent under the Nasdaq Listing Rules.

The Nominating and Corporate Governance Committee is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of our Board. To facilitate the search process, the Nominating and Corporate Governance Committee may solicit current directors and executives of the Company for the names of potentially qualified candidates or ask directors and executives to pursue their own business contacts for the names of potentially qualified candidates. The Nominating and Corporate Governance

Committee may also consult with outside advisors or retain search firms to assist in the search for qualified candidates, or consider director candidates recommended by our stockholders. In 2022, Spencer Stuart was retained to assist in the search for qualified candidates. Once potential candidates are identified, the Nominating and Corporate Governance Committee reviews the backgrounds of those candidates, evaluates candidates' independence from the Company and potential conflicts of interest and determines if candidates meet the qualifications desired by the Nominating and Corporate Governance Committee for candidates for election as a director. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance policies and making recommendations to our Board concerning governance matters and for periodically reviewing, assessing and providing oversight with respect to our strategy, initiatives and policies concerning corporate social responsibility, including, but not limited to, Board diversity and inclusion goals, environmental matters and related governance matters.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting the names of the recommended individuals, together with appropriate biographical information and background materials, to the Nominating and Corporate Governance Committee, c/o Jennifer Lew, Corporate Secretary, Annexon, Inc., 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005. In the event there is a vacancy, and assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

The Nominating and Corporate Governance Committee met two times in 2022.

Science and Technology Committee

On March 16, 2023, our Board approved the formation of a Science and Technology Committee. The Science and Technology Committee currently consists of Dr. Cockroft and Dr. Carson. The chair of our Science and Technology Committee is Dr. Carson.

The Committee's responsibility is to provide oversight and to engage management and the Board with regard to the significant scientific, medical and technological aspects of our business. .

Specific responsibilities of the Science and Technology Committee include:

- reviewing and advising, on our strategic direction with respect to, and investment in, research and development and technology for our current and planned platform and pipeline, including research, preclinical and clinical development programs;

- advising and discussing with management science, medical and technology-related operational issues; and

- receiving and reviewing reports and presentations from management on the status of our science and technology strategy.

The Science and Technology Committee did not meet in 2022 as it was not yet established.

Board Diversity

Our Nominating and Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

- personal and professional integrity;

- ethics and values;

- experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

- professional and academic experience relevant to our industry;

- experience as a Board member of another publicly-held company;

- strength of leadership skills;

- experience in finance and accounting and/or executive compensation practices;

- ability to devote the time required for preparation, participation and attendance at Board meetings and committee meetings, if applicable;

- background, gender, age and ethnicity;

- conflicts of interest; and

- ability to make mature business judgments.

Our Board will evaluate each individual in the context of the Board as a whole, with the objective of ensuring that the Board, as a whole, has the necessary tools to perform its oversight function effectively using its diversity of experience in these various areas in light of our business and structure.

Our Board is committed to equity, diversity and inclusion, and we believe that our Board, taken as a whole, should embody a diverse set of skills, experiences and backgrounds. While our Nominating and Corporate Governance Committee does not assign any particular weighting to diversity or any other characteristic, the committee and our Board take diversity into consideration, including with respect to gender, race and national origin, in evaluating nominees and directors. Our Nominating and Corporate Governance Committee's and our Board's priority in selecting board members is identification of persons who will further the interests of our stockholders.

The following table summarizes our current directors' voluntary self-identified diversity characteristics.

Board Diversity Matrix (as of April 10, 2023)

Board Size:

Total Number of Directors: 7

	Female	Male
Gender Identity:		
Directors	2	5
Demographic Background:		
African American or Black	—	2
Asian	1	1
White	1	2
LGBTQ+	1	

HUMAN CAPITAL AND DIVERSITY EFFORTS

We believe that developing a diverse and inclusive culture is critical to continuing to attract and retain the experienced, talented and high-performing workforce necessary to further our commitment to advancing transformative medicines for patients suffering from debilitating autoimmune and neurodegenerative diseases. As such, we are investing in a culture of inclusion in which all employees feel respected and safe. We aim to assemble a team that can best perpetuate the success of the business through the exercise of sound judgment using its diversity of experience, thought, backgrounds and cultures. As of March 31, 2023, we had 80 employees and active recruitment efforts to grow further. As of March 31, 2023, approximately 56 percent of our employees were female, including 40 percent of our senior management, and approximately 22 percent of our positions were filled by employees who are from diverse demographic backgrounds. In addition, our Board currently consists of two directors that are female and four directors from diverse demographic backgrounds.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees, including those officers responsible for financial reporting. The full text of our code of business conduct and ethics is posted on our website at www.annexonbio.com. Any amendment to, or waiver of, a provision of the code of business conduct and ethics that applies to our directors or our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website as required by law or the rules of Nasdaq. Information contained on, or that can be accessed through, our website does not constitute part of this proxy statement.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

Our Board has adopted an insider trading compliance policy, which applies to all of our directors, officers and employees. The policy prohibits our directors, officers and employees, and any entities they control, from purchasing financial instruments such as zero-cost collars and forward sale contracts, or otherwise engaging in transactions that hedge, or are designed to hedge, any decrease in the market value of the Company's equity securities, or that may cause an officer, director or employee to no longer have the same objectives as our other stockholders. In addition, our insider trading compliance policy provides that no director, officer or employee may pledge company securities as collateral to secure loans. This prohibition means, among other things, that these individuals may not hold company securities in a ''margin'' account, which would allow the individual to borrow against their holdings to buy securities.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG has served as the Company's auditor since 2016. Representatives of KPMG LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain KPMG LLP or another firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year, if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) will be required to ratify the selection of KPMG LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The following table represents aggregate fees billed to the Company for the fiscal years ended December 31, 2022 and 2021, by KPMG LLP, the Company's independent registered public accounting firm.

	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2021
Audit Fees[1]	$1,221,914	$1,774,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,221,914	$1,774,000

---

(1) Includes professional services rendered in connection with the audit of our annual consolidated financial statements, review of our quarterly financial statements presented in our Quarterly Reports on Form 10-Q and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the years ended 2022 and 2021, respectively.

All fees described above were pre-approved by the Audit Committee in accordance with the pre-approval policies and procedures set forth below.

In connection with the audit of our consolidated financial statements to be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, the Company will enter into an engagement agreement with KPMG LLP that sets forth the terms by which KPMG LLP will perform audit services for the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm, KPMG LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of services other than audit services by KPMG LLP is compatible with maintaining the registered public accounting firm's independence.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3

APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

BACKGROUND

In accordance with Section 14A(a)(1) of the Exchange Act, we are requesting your approval, on a non-binding advisory basis, of the compensation of our named executive officers (commonly known as a ''say-on-pay'' proposal). Following the 2022 annual meeting of stockholders, and consistent with the results of our stockholder vote on the frequency of future advisory votes on executive compensation taken at that meeting, the Board determined that the Company would hold advisory say-on-pay votes on an annual basis. Accordingly, we are asking for stockholder approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

As described in detail in this proxy statement in the section titled ''Executive Compensation,'' we believe our named executive officers compensation is structured appropriately to support our Company and business objectives, as well as to support our culture. Our Compensation Committee and Board regularly review our named executive officers compensation program to ensure the fulfillment of our compensation philosophy and goals. We encourage our stockholders to review the section titled ''Executive Compensation'' of this proxy statement for more information.

Although this vote is non-binding, our Compensation Committee and Board value the opinions of our stockholders and will take the outcome of the vote into account when considering future named executive officers compensation arrangements. Accordingly, we ask our stockholders to vote ''FOR'' the following resolution at the Annual Meeting:

> ''RESOLVED, that the stockholders of Annexon, Inc. approve, on a non-binding advisory basis, the compensation of Annexon, Inc.'s named executive officers as described in Annexon, Inc.'s Proxy Statement for the 2023 Annual Meeting of Stockholders, including the Summary Compensation Table and related compensation tables and narrative disclosure set forth therein.''

The affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) will be required to approve, on a non-binding advisory basis, the compensation of our named executive officers.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" PROPOSAL 3.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of April 10, 2023 by:

(i) each of our directors and named executive officers;

(ii) all of our current executive officers and directors as a group; and

(iii) each person or group of affiliated persons known by us to be beneficial owners of more than 5% of our common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of April 10, 2023. Our calculation of the percentage of beneficial ownership is based on 53,080,673 shares of our common stock outstanding as of April 10, 2023. The number of shares of our common stock outstanding as of April 10, 2023 does not include 22,113,062 shares of our common stock issuable upon the exercise of pre-funded warrants outstanding as of April 10, 2023, which are immediately exercisable at an exercise price of $0.001 per share of common stock, subject to beneficial ownership limitations. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. Common stock subject to options and warrants currently exercisable or exercisable within 60 days of April 10, 2023 is deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but is not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the information below reflects any beneficial ownership limitations set forth in any warrants held by the persons named below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Annexon, Inc., 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005.

Name of Beneficial Owner	Beneficial Ownership	
	Number of Shares	Percentage
Holders of More Than 5% of our Common Stock		
Trusts and other entities affiliated with Muneer A. Satter[1]	7,703,521	14.28%
Redmile Group, LLC[2]	5,499,430	9.99%
Entities affiliated with Bain Capital Life Sciences Investors, LLC[3]	5,490,926	9.99%
Venrock and affiliated entities [4]	4,928,999	9.12%
Adage Capital Partners L.P.[5]	4,195,761	7.81%
BVF Partners L.P.[6]	3,780,694	7.12%
Fairmount Funds Management LLC[7]	3,681,456	6.89%
Eventide Asset Management, LLC[8]	3,626,508	6.83%
Federated Hermes, Inc.[9]	3,057,800	5.76%
Named Executive Officers and Directors		
Douglas Love, Esq.[10]	1,557,638	2.86%
Jennifer Lew[11]	328,778	*
Michael Overdorf[12]	305,383	*
Muneer A. Satter[13]	7,703,521	14.28%
Thomas G. Wiggans[14]	65,745	*
Jung E. Choi[15]	60,484	*
William H. Carson, M.D.[16]	49,555	*
William D. Waddill[17]	35,666	*
Bettina M. Cockroft, M.D.[18]	32,888	*
All current executive officers and directors as a group (11 persons)[19]	10,662,317	19.11%

---

* Represents beneficial ownership of less than 1%.

(1)   Based solely upon a Schedule 13D/A filed with the SEC on February 17, 2023 and information known to us. Consists of (i) 240,000 shares of common stock that are held by the Muneer A. Satter Revocable Trust, for which Muneer A. Satter serves as trustee, and, in such capacity, has sole voting and dispositive power over all such shares, (ii) 567,240 shares of common stock that are held by various other trusts and other entities for which Mr. Satter serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares, (iii) 1,147,738 shares of common stock that are held by Satter Medical Technology Partners, L.P., for which Mr. Satter has sole voting and dispositive power over all such shares, (iv) 5,101,046 shares of common stock that are held by Alerce Medical Technology Partners, L.P. ("Alerce Medical"), for which Mr. Satter has sole voting and dispositive power over all such shares, (v) 613,497 shares of common stock that may be obtained by exercising common warrants to purchase common stock held by Alerce Medical, for which Mr. Satter will have sole voting and dispositive power over all such shares and (vi) 34,000 shares of common stock that may be acquired pursuant to the exercise of stock options held by Mr. Satter within 60 days of April 10, 2023. Pursuant to the terms of the common warrants, Alerce Medical may not exercise any portion of any common warrant, which, upon giving effect to such exercise, would cause it (together with its affiliates) to own more than 19.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the common warrants. However, Alerce Medical may decrease such percentage to any other percentage (or subsequently increase to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to us). The address of Mr. Satter and the entities affiliated with Mr. Satter is c/o Satter Management Co., L.P., 676 North Michigan Avenue, Suite 4000, Chicago, Illinois 60611.

(2)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 and information known to us. As of December 31, 2022, (i) 3,503,190 shares of common stock were held by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of common stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts, (ii) common warrants to purchase 4,197,610 shares of common stock and pre-funded warrants to purchase 16,790,442 shares of common stock were held by RedCo II Master Fund, L.P. and (iii) common warrants to purchase 645,786 shares of common stock and pre-funded warrants to purchase 2,583,145 shares of common stock were held by Redmile Biopharma Investments II, L.P. Subject to the Beneficial Ownership Blockers (as defined below), these securities may also be deemed beneficially owned by Redmile Group, LLC and Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any. Pursuant to the terms of the common warrants and the pre-funded warrants, we may not effect any exercise of any warrant, and a holder of a warrant does not have the right to exercise any portion of the warrant held by such holder, to the extent that, after giving effect to the exercise set forth in a notice of exercise, such holder, together with such holder's affiliates and any other person whose beneficial ownership of common stock would be aggregated with such holder's for the purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any "group" of which such holder is a member, would beneficially own a number of shares of common stock in excess of the Beneficial Ownership Limitation (the "Beneficial Ownership Blockers"). The "Beneficial Ownership Limitation" is 9.99% of the shares of Common Stock then issued and outstanding following the exercise of the warrants, which percentage may be changed at a holder's election upon 61 days' notice to us. Accordingly, pursuant to Rule 13d-3 under the Exchange Act the 5,499,430 shares of common stock reported as beneficially owned by Redmile Group, LLC in the table above consists of (i) an aggregate of 3,503,190 shares of common stock held by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC and (ii) an aggregate of 1,996,240 shares of common stock issuable upon the exercise of the common warrants and pre-funded warrants held by RedCo II Master Fund, L.P. and Redmile Biopharma Investments II, L.P. (which reflects the Beneficial Ownership Blockers), which represents 9.99% of our common stock outstanding as of April 10, 2023 assuming the exercise of such warrants. The address for Redmile Group, LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.

(3)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 and information known by us. As of December 31, 2022, (i) 2,940,627 shares of common stock were directly held by Bain Capital Life Sciences Fund, L.P. ("BCLS Fund I"), (ii) 301,001 shares of common stock were directly held by BCIP Life Sciences Associates, LP ("BCIPLS") and (iii) 360,298 shares of common stock, common warrants to purchase 774,943 shares of common stock and pre-funded warrants to purchase 2,739,475 shares of common stock were directly held by BCLS I Investco, LP ("BCLS I Investco"). Bain Capital Life Sciences Investors, LLC ("BCLSI") is the general partner of Bain Capital Life Sciences Partners, LP ("BCLSP"), which is the general partner of BCLS Fund I. Boylston Coinvestors, LLC ("Boylston") is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS. BCLS I Investco GP, LLC ("BCLS I Investco GP" and, together with BCLS Fund I, BCIPLS, BCLS I Investco, BCLSI, BCLSP and Boylston, the "Bain Capital Life Sciences Entities"), whose manager is BCLS Fund I, is the general partner of BCLS I Investco. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by BCLS Fund I, BCIPLS and BCLS I Investco. As a result of the Beneficial Ownership Blockers (as defined below), beneficial ownership of the entities affiliated with the Bain Capital Life Science Entities is capped at 9.99% of the outstanding shares of common stock. BCLS I Investco is prohibited from exercising the warrants to purchase common stock or the pre-funded warrants to purchase common stock if, as a result of such exercise, the entities affiliated with the Bain Capital Life Science Entities would beneficially own more than 9.99% of the total number of shares of common stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blockers"). Accordingly, pursuant to Rule 13d-3 under the Exchange Act, the 5,490,926 shares of common stock reported as beneficially owned by Bain Capital Life Science Entities in the table above consists of (i) an aggregate of 3,601,926 shares of common stock held by BCLS, BCIP Life Sciences Associates and BCLS I Investco and (ii) an aggregate of 1,889,000 shares issuable upon the exercise of the common warrants and pre-funded warrants held by BCLS I Investco (which reflects the Beneficial Ownership Blockers), which represents 9.99% of our common stock outstanding as of April 10, 2023, assuming the exercise of such warrants. The address of the Bain Capital Life Sciences Entities is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(4)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 and information known to us. Consists of (i) 257,967 shares held by Venrock Healthcare Capital Partners II, L.P., (ii) 104,482 shares held by VHCP Co-Investment Holdings II, LLC, (iii) 920,695 shares and 449,283 shares underlying pre-funded warrants held by Venrock Healthcare Capital Partners III, L.P., (iv) 92,072 shares and 44,945 shares underlying pre-funded warrants held by VHCP Co-Investment Holdings III, LLC and (v) 1,844,834 shares and 1,214,721 shares underlying pre-funded warrants held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the exercise of pre-funded warrants held by the Venrock entities as a result of the blocker provision described in the following sentence. The pre-funded warrants held by the Venrock entities provide that the holder will not have a right to exercise the warrants for common

stock if, as a result of such exercise, the holder, together with its affiliates and other attribution parties, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised. The information in the table above and this footnote does not reflect the issuance of an aggregate of 2,582,557 shares of our common stock to Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC upon the cashless exercise of all of the pre-funded warrants held by Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC on March 7, 2023. The information in the table above also does not include (i) 688,537 shares of common stock issuable upon the exercise of common warrants held by Venrock Healthcare Capital Partners EG, L.P, (ii) 254,666 shares of common stock issuable upon the exercise of common warrants held by Venrock Healthcare Capital Partners III, L.P. and (iii) 25,476 shares of common stock issuable upon the exercise of common warrants held by VHCP Co-Investment Holdings III, LLC. Pursuant to the terms of the common warrants, we may not effect any exercise of any common warrant, and a holder of a common warrant does not have the right to exercise any portion of the common warrant held by such holder, to the extent that, after giving effect to the exercise set forth in a notice of exercise, such holder, together with such holder's affiliates and any other person whose beneficial ownership of common stock would be aggregated with such holder's for the purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC, including any "group" of which such holder is a member, would beneficially own a number of shares of common stock in excess of the Beneficial Ownership. The "Beneficial Ownership Limitation" is 9.99% of the shares of common stock then issued and outstanding following the exercise of the common warrants, which percentage may be changed at a holder's election upon 61 days' notice to us, but not in excess of 19.99%. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Nimish Shah and Bong Koh are the voting members of VHCP Management II, LLC, VHCP Management III, LLC and VHCP Management EG, LLC. The address of each of the entities identified in this footnote and Messrs. Shah and Koh is 7 Bryant Park, 23rd Floor, New York, New York 10018.

(5)   Based solely upon a Schedule 13G/A filed with the SEC on February 9, 2023. Consists of (i) 3,549,975 shares of common stock and (ii) 645,786 shares of common stock issuable upon the exercise of common warrants held by Adage Capital Partners, L.P. Bob Atchinson and Phillip Gross are the managing members of Adage Capital Advisors, L.L.C., which is the managing member of Adage Capital Partners GP, L.L.C., which is the general partner of Adage Capital Partners, L.P., and each such person or entity, as the case may be, may be deemed the beneficial owner of the shares held by Adage Capital Partners, L.P. Pursuant to the terms of the common warrants, Adage Capital Partners, L.P. may not exercise any portion of any common warrant, which, upon giving effect to such exercise, would cause it (together with its affiliates) to own more than 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the common warrants. However, Adage may increase or decrease such percentage to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to us. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(6)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023. Consists of (i) 2,045,551 shares beneficially owned by Biotechnology Value Fund, L.P. ("BVF"), (ii) 1,501,869 shares beneficially owned by Biotechnology Value Fund II, L.P. ("BVF2"), (iii) 178,567 shares beneficially owned by Biotechnology Value Trading Fund OS LP ("Trading Fund OS") and (iv) 54,707 shares held in in a certain BVF Partners L.P. ("Partners") managed account (the "Partners Managed Account") as of December 31, 2022. BVF I GP LLC ("BVF GP"), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC ("BVF2 GP"), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. ("Partners OS"), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC ("BVF GPH"), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. Including shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account. The address for BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert is 44 Montgomery Street, 40th Floor, San Francisco, California 94104 and the address for Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023 and information known to us. Consists of (i) 111,193 shares of common stock and 10,595 shares of common stock issuable upon the exercise of common warrants directly held by Fairmount Healthcare Fund LP (the "Fund") and (ii) 3,247,370 shares of common stock and 312,298 shares of common stock issuable upon the exercise of common warrants directly held by Fairmount Healthcare Fund II LP ("Fund II") as of December 31, 2022. Fairmount Healthcare Fund GP LLC is the general partner of the Fund. Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. The controlling persons of Fairmount Funds Management LLC ("Fairmount") are Peter Harwin and Tomas Kiselak. Fairmount serves as investment adviser for the Fund and Fund II (collectively, the "Funds") and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any of our securities held by the Funds. The Funds have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in the Funds' portfolios, including the shares of our common stock reported in this footnote (7). Because the Funds have divested voting and investment power over the reported securities they hold and cannot revoke such delegation on less than 61 days' notice, the Funds disclaim beneficial ownership of the securities they hold. As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners of any of our securities beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this footnote (7). Pursuant to the terms of the common warrants, each of the Funds may not exercise any portion of any common warrant, which, upon giving effect to such exercise, would cause it (together with its affiliates) to own more than 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance

with the terms of the common warrants. However, each of the Funds may increase or decrease such percentage to any other percentage not in excess of 19.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice is delivered to us. The address for Fairmount, Mr. Harwin and Mr. Kiselak is c/o Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania 19428.

(8)   Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2023. Consists of 3,626,508 shares of common stock beneficially owned by Eventide Asset Management, LLC as of December 31, 2022, by virtue of being the investment adviser to the Eventide Healthcare & Life Sciences Fund, which is a registered investment company. Finny Kuruvilla, M.D., Ph.D. and Robin C. John may also be deemed to beneficial own the securities beneficially owned by Eventide Asset Management, LLC. The address for the entity and individuals is One International Place, Suite 4210, Boston, Massachusetts 02110.

(9)   Based solely upon a Schedule 13G/A filed with the SEC on February 1, 2023. As of December 31, 2022. Federated Hermes, Inc. ("Federated Hermes") is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own shares of our common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Hermes. All of Federated Hermes's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). Federated Hermes, the Trust and each of the Trustees expressly disclaims beneficial ownership of the reported securities. The address for Federated Hermes, the Trust and each of the Trustees is 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222.

(10) Consists of (i) 177,550 shares of common stock held of record by Mr. Love and (ii) 1,380,088 shares of common stock that may be acquired pursuant to the exercise of stock options held by Mr. Love within 60 days of April 10, 2023.

(11) Consists of (i) 13,741 shares of common stock held of record by Ms. Lew and (ii) 315,037 shares of common stock that may be acquired pursuant to the exercise of stock options held by Ms. Lew within 60 days of April 10, 2023.

(12) Consists of (i) 11,741 shares of common stock held of record by Mr. Overdorf and (ii) 293,642 shares of common stock held by Mr. Overdorf that may be acquired pursuant to the exercise of stock options within 60 days of April 10, 2023.

(13) Consists of the securities described in footnote (1) above.

(14) Consists of 65,475 shares of common stock that may be acquired pursuant to the exercise of stock options held by Mr. Wiggans within 60 days of April 10, 2023.

(15) Consists of 60,484 shares of common stock that may be acquired pursuant to the exercise of stock options held by Ms. Choi within 60 days of April 10, 2023.

(16) Consists of 49,555 shares of common stock that may be acquired pursuant to the exercise of stock options held by Dr. Carson within 60 days of April 10, 2023.

(17) Consists of 35,666 shares of common stock that may be acquired pursuant to the exercise of stock options held by Mr. Waddill within 60 days of April 10, 2023.

(18) Consists of 32,888 shares of common stock that may be acquired pursuant to the exercise of stock options held by Dr. Cockroft within 60 days of April 10, 2023.

(19) Consists of (i) 7,948,048 shares of common stock beneficially owned by our current executive officers and directors and (ii) 2,714,269 shares of common stock that may be acquired pursuant to the exercise of stock options held by our current executive officers and directors within 60 days of April 10, 2023.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers as of April 10, 2023.

Name	Age	Position(s)
Executive Officers		
Douglas Love, Esq.	55	President and Chief Executive Officer
Jennifer Lew	50	EVP and Chief Financial Officer
Rick Artis, Ph.D.	62	EVP and Chief Scientific Officer
Michael Overdorf	53	EVP and Chief Business Officer
Ted Yednock, Ph.D.	65	EVP and Chief Innovation Officer

EXECUTIVE OFFICERS

Douglas Love, Esq. See ''Proposal 1, Election of Directors'' for Mr. Love's biographical information.

Jennifer Lew has served as our Executive Vice President and Chief Financial Officer since June 2019. Prior to joining Annexon, from October 2013 to May 2019, Ms. Lew held various roles at Aduro Biotech, Inc., a publicly-held immunotherapy company, most recently as Chief Financial Officer. Prior to that, Ms. Lew held various roles at Dynavax Technologies Corporation, a publicly-held biopharmaceutical company, from 2004 to October 2013, most recently as Vice President of Finance and Principal Accounting Officer, where she oversaw accounting and finance operations. Prior to joining Dynavax, Ms. Lew held positions as Assistant Controller and Director of Finance at QRS Corporation, a publicly-held technology company, from 2000 to 2004. Ms. Lew was a member of the audit practice at Ernst & Young LLP from 1994 to 1999. Ms. Lew has served as a member of the board of directors of Boundless Bio, Inc. since January 2022. She received a B.A. in Economics/Accounting and Government from Claremont McKenna College and is a Certified Public Accountant (inactive).

Rick Artis, Ph.D. has served as our Executive Vice President and Chief Scientific Officer since January 2023. Dr. Artis most recently served as Chief Scientific Officer from December 2021 to January 2023 at Octant Bio, a privately-held data-driven therapeutics company and previously, he served as Senior Vice President, Chemistry at Annexon from October 2016 to December 2021 where he led the efforts on small molecule classical complement inhibitors that resulted in the nomination of ANX1502 as a development candidate. He previously served as Senior Vice President, Research at Elan Pharmaceuticals, a biopharmaceutical company, Vice President, Lead Generation at Plexxikon Inc., a privately-held biotechnology company, and held positions of increasing responsibility at Genentech, Inc. and Syntex Corporation. He has co-authored over 45 papers, been recognized as a co-inventor on 45 issued U.S. patents and made direct contributions to seven molecules that have reached various stages of clinical development, including two that have received marketing approval. He received a B.S. in chemistry from the University of California, Berkeley, and a Ph.D. in organic chemistry from Yale University.

Michael Overdorf has served as our Executive Vice President and Chief Business Officer since July 2020. Prior to joining Annexon, from 2001 to July 2020, Mr. Overdorf held various executive leadership roles at Eli Lilly & Company, a publicly-held pharmaceutical company, most recently in Corporate Business Development and Corporate Strategy where he led teams focused on accessing innovative medicines and led the development and execution of the company's global strategy. Mr. Overdorf also served as a Global Biologics Platform Team Leader, leading two Phase 3 clinical development teams working on biologic molecules targeting autoimmune diseases and as the Chief Operating Officer of the Bio-Medicines Business Unit of Eli Lilly. Mr. Overdorf also held multiple commercial leadership roles at Eli Lilly, including Chief Marketing Officer of the United Kingdom and General Manager of the Czech & Slovak Republics. Mr. Overdorf is an adjunct lecturer in Medicine in the Division of Clinical Pharmacology at the Indiana University School of Medicine. Mr. Overdorf received a B.A. in Economics from Wabash College and a M.B.A. from Harvard Business School.

Ted Yednock, Ph.D. has served as our Executive Vice President and Chief Innovation Officer since November 2013 and also serves as chair of our Scientific Advisory Board. Previously, he served as our Executive Vice President and Chief Scientific Officer from November 2013 to September 2021. Prior to joining Annexon, Dr. Yednock was Chief Scientific Officer for Prothena Corporation plc, a publicly-held biotechnology company spun out from Elan Pharmaceuticals, Inc. and served in several roles of increasing responsibility from 1996 to 2013 at Elan Pharmaceuticals, Inc., a biopharmaceutical company, including Head of Global Research from 2007 to 2013. From 1990 to 1996, Dr. Yednock was a Scientist at Athena Neurosciences, Inc., a privately-held pharmaceutical company. While at Athena, he was the scientific inventor of Tysabri, a monoclonal antibody for the treatment of multiple sclerosis. In addition to his work in multiple sclerosis, Dr. Yednock has contributed to the invention or progression of numerous drugs in the areas of Alzheimer's disease, Parkinson's disease, amyloidosis, rheumatoid arthritis, psoriasis and Crohn's disease. Dr. Yednock received a B.S. in Biology and Chemistry from the University of Illinois and a Ph.D. in Anatomy and Cell Biology from the University of California, San Francisco.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2022, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were satisfied.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the ''2022 Summary Compensation Table'' below.

The Company is currently a smaller reporting company and therefore remains eligible to take advantage of smaller reporting company reporting requirements, including the reduced disclosure obligations regarding executive compensation, with respect to this proxy statement, which are also incorporated into our Annual Report on Form 10-K for fiscal year ended December 31, 2022. The Company has elected to take advantage of the reduced compensation disclosure obligations available to smaller reporting companies in this proxy statement.

Under these rules, we are required to provide compensation disclosure for our named executive officers, which includes (i) our principal executive officer, (ii) the two most highly compensated executive officers other than our principal executive officer who were serving as executive officers as of December 31, 2022 and (iii) up to two additional individuals who would have been in (ii) above but for the fact that they were not serving as executive officers as of December 31, 2022. For 2022, our named executive officers are:

- Douglas Love, Esq., our President and Chief Executive Officer;

- Jennifer Lew, our Executive Vice President and Chief Financial Officer; and

- Michael Overdorf, our Executive Vice President and Chief Business Officer.

2022 Summary Compensation Table

The following table sets forth information regarding compensation awarded to or earned by the executive officers listed below during the years ended December 31, 2022 and 2021.

Name and Principal Position during 2021	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Douglas Love, Esq	2022	568,642	—	277,600	2,382,848	345,395	7,950[3]	3,582,434
President and Chief Executive Officer	2021	533,883	—	—	7,231,250	297,110	7,230[3]	8,069,473
Jennifer Lew	2022	435,325	—	123,406	692,813	188,870	—	1,440,415
Executive Vice President and Chief Financial Officer	2021	404,567	—	—	2,558,750	164,440	—	3,127,757
Michael Overdorf	2022	390,992	—	123,406	692,813	169,258	20,219[4]	1,396,668
Executive Vice President and Chief Business Officer	2021	372,083	—	—	2,558,750	151,400	—	3,082,233

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(1)   The amounts in the "Option Awards" and "Stock Awards" columns reflect the aggregate grant date fair value of stock options and restricted stock units granted during the fiscal year computed in accordance with the provisions of ASC-718. The assumptions that we used to calculate these amounts are discussed in Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts may not reflect the actual economic value that will be realized by the named executive officer upon the exercise of the stock options or the sale of the common stock issued upon such exercise or vesting of the award.

(2)   Amounts in the "Non-equity Incentive Plan Compensation" column for represent amounts earned by our named executive officers under our performance-based cash bonus program based on the achievement of pre-established corporate goals.

(3)   Consists of life insurance premiums.

(4)   Consists of reimbursements for commuting expenses.

Outstanding Equity Awards at December 31, 2022

The following table provides information regarding outstanding equity and stock awards held by our named executive officers at December 31, 2022.

		Option Awards				Stock Awards	
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of units of stock that have not vested (#)	Market value of units of stock that have not vested ($)[3]
Douglas Love	12/12/2014[2]	37,994	—	1.41	1/22/2025		
	6/8/2016[2]	36,050	—	1.85	8/11/2026		
	8/11/2016[2]	78,399	—	1.85	8/11/2026		
	12/12/2018[2]	537,844	—	5.11	1/22/2029		
	6/29/2020[1]	258,938	155,363	13.30	6/29/2030		
	2/25/2021[1]	148,958	176,042	30.07	2/25/2031		
	2/11/2022[1]	66,666	253,334	6.94	2/11/2032		
	2/11/2022[3]					40,000	206,800
	7/11/2022[4]	41,666	258,334	3.91	7/11/2034		
Jennifer Lew	6/21/2019[5]	124,318	19,475	7.49	6/21/2029		
	6/29/2020[1]	42,565	25,539	13.30	6/29/2030		
	2/25/2021[1]	52,708	62,292	30.07	2/25/2031		
	2/11/2022[1]	20,833	79,167	6.94	2/11/2032		
	2/11/2022[3]					12,500	64,625
	7/11/2022[4]	10,416	64,584	3.91	7/11/2032		
	7/11/2022[3]					9,375	48,469
Michael Overdorf	7/23/2020[5]	146,754	96,151	17.00	7/23/2030		
	2/25/2021[1]	52,708	62,292	30.07	2/25/2031		
	2/11/2022[1]	20,833	79,167	6.94	2/11/2032		
	2/11/2022[3]					12,500	64,625
	7/11/2022[4]	10,416	64,584	3.91	7/11/2032		
	7/11/2022[3]					9,375	48,469

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(1) The option vests as to 1/48th of the shares in monthly installments measured from the vesting commencement date, subject to continued service to us through each vesting date.

(2) The options are fully vested.

(3) The RSUs vest in three equal annual installments on each annual anniversary of the grant date and will vest in full on the third annual anniversary of the grant date, subject to continued service.

(4) The option vests as to 1/36th of the shares in monthly installments measured from the vesting commencement date, subject to continued service to us through each vesting date

(5) Twenty-five percent of the shares subject to the option will vest on the first anniversary of the vesting commencement date, and the remainder vests in thirty-six (36) equal monthly installments thereafter, subject to continued service to us through each vesting date.

(6) Market value is calculated by multiplying $5.17, the closing trading price per share of our common stock as of December 30, 2022, the last trading day of the fiscal year, by the number of unvested RSUs outstanding as of such date.

2022 Base Salaries

Our named executive officers each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities.

In February 2022, the base salaries for Mr. Love, Ms. Lew and Mr. Overdorf were increased to $570,900, $437,200 and $391,800 respectively, reflecting a merit increase in the range of 3.5% to 6.3% over their respective 2021 annual base salaries.

2022 Annual Performance Based Cash Bonus

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in 2022. Each of our named executive officers' target bonus is expressed as a percentage of base salary which can be achieved by meeting corporate goals at target level. The 2022 annual bonus opportunities for Mr. Love, Ms. Lew and Mr. Overdorf were targeted at 55%, 40% and 40% of their respective base salaries.

For 2022, our named executive officers were eligible to earn annual cash bonuses based on the achievement of certain corporate goals reviewed by the Compensation Committee and approved by the Board. For 2022, the Board set corporate performance goals focused on research, clinical development and business enabling activities. Each goal was defined by specific performance objectives and carried a corresponding weighting, such that the corporate goals could be achieved at up to 140% of target. In the case of our named executive officers other than our Chief Executive Officer, annual bonuses were also based on individual achievement, with corporate achievement weighted 80% and individual achievement weighted 20%.

In February 2023, the Compensation Committee reviewed and the Board approved the level of achievement of our 2022 corporate goals at 110% and individual achievement of 100% for each of Ms. Lew and Mr. Overdorf. The actual annual cash bonuses earned by each named executive officer based on 2022 corporate and individual performance are set forth above in the Summary Compensation Table in the column titled ''Non-equity Incentive Plan Compensation.''

2022 Equity Compensation

In February 2022, we granted to Mr. Love, Ms. Lew and Mr. Overdorf options to purchase 320,000, 100,000 and 100,000 shares of our common stock, respectively, which vest in forty-eight (48) equal monthly installments from the grant date, subject to continued service. In addition, we granted to Mr. Love, Ms. Lew and Mr. Overdorf an award of 40,000, 12,500 and 12,500 RSUs, respectively, which vest in three equal annual installments on each annual anniversary of the grant date and will vest in full on the third annual anniversary of the grant date, subject to continued service.

In July 2022, we granted to Mr. Love, Ms. Lew and Mr. Overdorf an option to purchase 300,000, 75,000 and 75,000 shares of our common stock, respectively, which vests in thirty-six (36) equal monthly installments from the grant date, subject to continued service, and we granted to Ms. Lew and Mr. Overdorf an award of 9,375 RSUs each, which vests in three equal annual installments on each annual anniversary of the grant date and will vest in full on the third annual anniversary of the grant date, subject to continued service.

Other Elements of Compensation

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. In 2022, we do not match contributions made by participants in the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including: medical, dental and vision benefits; basic and supplemental life and accidental death and dismemberment insurance; and medical and dependent care flexible spending accounts.

Executive Compensation Arrangements

In connection with our initial public offering in July 2020, we entered into new employment agreements with Mr. Love and Ms. Lew, which supersede the terms of their prior offer letters. We entered into an employment agreement with Mr. Overdorf in connection with his commencement of employment with us in July 2020. The employment agreements generally provide for initial base salary, target bonus, initial stock option grants and certain severance benefits as described in more detail below.

Employment Agreements

Pursuant to the employment agreements with each of our named executive officers, in the event the executive is terminated by us without Cause or resigns for Good Reason (each, as defined in the employment agreements), in each case, other than during the period commencing three months prior to and ending twelve (12) months following a change in control, the executive will receive (i) a lump sum cash payment equal to nine months of base salary, in the case of our executive vice presidents, or twelve (12) months of base salary, in the case of our CEO and (ii) payment or reimbursement of COBRA premiums for nine months, in the case of our executive vice presidents, or twelve (12) months, in the case of our CEO. In the event the executive is terminated without Cause or resigns for Good Reason, in each case, during the period commencing three months prior to and ending twelve (12) months following a change in control, the executive will receive (i) a lump sum cash payment equal to twelve (12) months of base salary plus the executive's target annual bonus, in the case of our executive vice presidents, or eighteen (18) months of base salary plus 1.5 times the executive's target annual bonus, in the case of our CEO, (ii) payment or reimbursement of COBRA premiums for twelve (12) months, in the case of our executive vice presidents, or eighteen (18) months, in the case of our CEO and (iii) and full acceleration of all unvested equity awards. The foregoing severance payments and benefits are subject to the executive's execution of a release of claims in favor of us.

For purposes of our named executive officers' offer letters and employment agreements:

"Cause" means (i) the executive's failure to perform the executive's assigned duties or responsibilities as an officer of us (other than a failure resulting from the executive's disability) after notice thereof from us describing the executive's failure to perform such duties or responsibilities, (ii) the executive's engaging in any act of dishonesty, fraud or misrepresentation, (iii) the executive's violation of any federal or state law or regulation applicable to our business or our affiliates, (iv) the executive's breach of any confidentiality agreement or invention assignment agreement between the executive and us (or any affiliate of us) or (v) the executive's commission of, or entering a plea of nolo contendere to, any crime or committing any act of moral turpitude; and

"Good Reason" for the executive to terminate the executive's employment shall mean the occurrence of any of the following events without the executive's consent: (i) a material reduction in the executive's salary or benefits (excluding the substitution of substantially equivalent compensation and benefits), other than as a result of a reduction in compensation affecting our employees, or our successor entity, generally, (ii) a material diminution in the executive's duties or responsibilities, provided however, that, a mere change in title or reporting relationship alone shall not constitute "Good Reason" and (iii) relocation of the executive's place of employment to a location more than fifty (50) miles from our office location. If any of the events set forth above shall occur, the executive shall give prompt written notice of such event to us, or our successor entity, upon becoming aware of such event, and if such event is not cured within thirty (30) days from such notice the executive may exercise his or her rights to resign for Good Reason, provided that if the executive has not exercised such right within forty-five (45) days of the date of such notice, the executive shall be deemed to have agreed to the occurrence of such event.

ITEM 402(V) Pay Versus Performance

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay.

Required Tabular Disclosure of Pay Versus Performance

The amounts in the table set forth below under the headings "Compensation Actually Paid to CEO" and "Average Compensation Actually Paid to Non-CEO NEOs" have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Use of the term "compensation actually paid" ("CAP") is required by the SEC's rules and as a result of the calculation methodology required by the SEC, such amounts differ from compensation actually received by the individuals and the compensation decisions described in the Executive Compensation section beginning on page 26.

Year	Summary Compensation Table Total for CEO ($)[1&2]	Compensation Actually Paid to CEO ($)[1&3]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1&2]	Average Compensation Actually Paid to Non-CEO NEOs ($)[1&3]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)[4]	Net Income (Loss) ($ Million)[5]
2022	3,582,434	272,095	1,418,551	334,628	20.7	(142)
2021	8,069,473	(2,528,539)	3,211,006	(647,980)	45.9	(130)

(1) NEOs included in these columns reflect the following:

Year	CEO	Non-CEO NEOs
2022	DouglasLove	Jennifer Lew and Michael Overdorf
2021*	DouglasLove	Larry Mattheakis, Sanjay Keswani and Ted Yednock

*   Sanjay Keswani (formerly Chief Medical Officer) and Larry Mattheakis (formerly Chief Scientific Officer) separated from the Company on February 23, 2022 and January 6, 2023, respectively.

(2) Amounts reflect the 2022 Summary Compensation Table total and average compensation for our CEO and NEOs respectively for each year as noted on page 27.

(3) The following table details the adjustments to the 2022 Summary Compensation Table Total Compensation for our CEO, as well as the average for our other NEOs, to determine CAP, as computed in accordance with Item 402(v) of Regulation S-K. Amounts do not reflect actual compensation earned by or paid to our CEO or other NEOs during the applicable year.

	2021		2022	
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Total Compensation as reported on the 2022 Summary Compensation Table ("SCT")	8,069,473	3,211,006	3,582,434	1,418,551
Less: Grant Date Fair Value of Equity Awards as reported in SCT (a)	(7,231,250)	(2,705,967)	(2,660,448)	(816,219)
Add: Year-End Fair Value of Equity Awards Granted in the Year (b)	1,618,995	683,440	2,146,847	655,956
Add: Vesting date Fair Value of Awards Granted during the Year vested during the Year (b)	879,088	311,054	405,612	114,945
Add/(less): Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards as of Year End (b)	(4,953,131)	(1,879,419)	(1,560,277)	(621,084)
Add/(less): Year over Year Change in Fair Value of Equity Awards Granted in Prior Year vested in the Year (b)	(911,714)	(268,094)	(1,642,073)	(417,521)
Add: Change in Fair Value of Awards Granted during Prior Year that were Forfeited during the Year as of Prior Year End	—	—	—	—
Add: Change in Fair Value of Option awards or Stock Awards modified during the Year	—	—	—	—
Total Adjustments	(10,598,912)	(3,858,986)	(3,310,339)	(1,083,923)
Compensation Actually Paid	**(2,528,539)**	**(647,980)**	**272,095**	**334,628**

(a) The amounts reflect the aggregate grant-date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The fair values of stock options included in the CAP to our CEO and the Average CAP to our NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described in our Annual Report on Form 10-K for the year ended December 31, 2022. Changes to the stock option fair values are based on the updated stock price at the respective measurement dates, in addition to updated expected option term, implied volatility of our stock over the updated expected option term, and risk-free rate assumptions. For all years presented, the meaningful increases or decreases in the year-end stock option fair value from the fair value on the grant date were primarily driven by changes in the stock price.

(4) The amounts reflect the cumulative total shareholder return of our common stock at the end of each fiscal year. In each case, assume an initial investment of $100 on December 31, 2020.

(5) The dollar amounts reported represent the net income reflected in the Company's audited financial statements for the applicable year.

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. As noted above, "compensation actually paid" for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.

The graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR and (ii) our net income, in each case, for the fiscal years ended December 31, 2021 and 2022.





EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2022:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	8,312,929[3]	11.92[4]	1,472,366[5]
Equity compensation plans not approved by security holders[2]	389,400	5.95	1,610,600
Total	8,702,329	11.92	3,082,966

(1) Consists of the 2011 Equity Incentive Plan (the ''2011 Plan''), the 2020 Incentive Award Plan (the ''2020 Plan''), and the Employee Stock Purchase Plan (the ''ESPP'').

(2) Consists of the 2022 Employment Inducement Plane (the ''2022 Inducement Plan''). The 2022 Inducement Plan was adopted by the Board without stockholder approval pursuant to Nasdaq Marketplace Rule 5635(c)(4), or Rule 5635(c)(4). In accordance with Rule 5635(c)(4), awards made under the 2022 Inducement Plan may only be granted to newly hired employees as an inducement material to the employees entering into employment with the Company. Awards granted under the 2022 Inducement Plan expire no later than ten years from the date of grant. An aggregate of 2,000,000 shares of common stock were reserved for issuance under the 2022 Inducement Plan.

(3) Consists of 2,140,662 shares of common stock underlying outstanding options under the 2011 Plan, 5,622,031 shares of common stock underlying outstanding options under the 2020 Plan, and 550,236 shares of common stock underlying unvested RSUs under the 2020 Plan. Does not include approximately 52,173 shares that may be issued with respect to the purchase period in effect as of December 31, 2022 under the ESPP, which purchase period ends on May 15, 2023, based on enrollment as of December 31, 2022 and assuming a purchase price of $4.45 (which was the closing price of our common stock as of April 10, 2023).

(4) Represents the weighted-average exercise price of outstanding options. Because RSUs do not have an exercise price, the weighted-average exercise price does not take into account outstanding RSUs.

(5) Includes 478,109 shares of common stock available for issuance under the 2020 Plan, and 944,257 shares available for issuance under the ESPP as of December 31, 2022. In connection with the effectiveness of the 2020 Plan in July 2020, no further grants are made under the 2011 Plan.

The number of shares of common stock reserved for issuance pursuant to equity awards under the 2020 Plan will automatically increase January 1 of each year for a period of up to ten years, commencing on January 1, 2021 and continuing through and including January 1, 2030 by the lesser of (i) the amount equal to 4% of the number of shares issued and outstanding on December 31 immediately prior to the date of increase or (ii) such lower number of shares as may be determined by the Board, provided that no more than 21,605,212 shares may be issued pursuant to the exercise of incentive stock options.

The number of shares of common stock reserved for issuance under the ESPP will increase January 1 of each year for a period of up to ten years commencing January 1, 2021 and continuing through and including January 1, 2030 by the lesser of (i) a number of shares equal to 1% of the total number of outstanding shares of common stock on December 31 immediately prior to the date of increase or (ii) such number of shares as may be determined by the Board, provided that no more than 3,960,955 shares may be issued under the ESPP.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws limit our directors' liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law (the ''DGCL''). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

- transaction from which the director derives an improper personal benefit;

- act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payment of dividends or redemption of shares; or

- breach of a director's duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession. The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys' fees and disbursements) in advance of the final disposition of the proceeding. In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request. We also maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2022 certain information with respect to the compensation of all non-employee directors of the Company who served during fiscal year 2022. Mr. Love receives no additional compensation for his service as a director. His compensation as our President and Chief Executive Officer is set forth in the Summary Compensation Table above.

Name	Fees Earned or Paid in Cash $	Option Awards[1] $	All Other Compensation $	Total $
Jung E. Choi	51,250	64,129	—	115,379
Bettina Cockroft[1]	38,750	175,090	—	213,840
Muneer A. Satter	54,250	64,129	—	118,379
Thomas G. Wiggans	82,750	64,129	—	146,879
William Carson	43,750	64,129	—	107,879
William Waddill	53,750	64,129	—	117,879

(1) The amounts in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted during the calendar year computed in accordance with the provisions of ASC 718, Compensation—Stock Compensation. The assumptions that we used to calculate these amounts are discussed in Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts may not reflect the actual economic value that will be realized by the non-employee director upon the exercise of the stock options, or the sale of the common stock acquired upon such exercise. Consistent with our Director Compensation Program (as described below), on the date of our 2022 annual meeting of stockholders, each non-employee who continued in service on the Board of Directors received a grant of 24,000 stock options with an aggregate grant date fair value $64,129 computed in accordance with the provisions of ASC 718. In addition, during 2022, Dr. Cockroft received a grant of 20,000 stock options in connection with her commencement of service on our Board on January 19, 2022 with an aggregate grant date fair value $8.08 computed in accordance with the provisions of ASC 718.

The following tables set forth options awards held as of December 31, 2022 by each non-employee director. None of our non-employee directors held any stock awards as of December 31, 2022.

Name	Options Outstanding as of Fiscal Year-End (exercisable and unexercisable) (#)
Jung E. Choi	70,322
Thomas G. Wiggans	65,745
William Carson	54,000
Bettina Cockroft	44,000
William Waddill	44,000
Muneer A. Satter	34,000

Effective on the consummation of our initial public offering, we approved a compensation program for our non-employee directors, which has been amended effective as of the date of the 2022 annual meeting of stockholders (as amended, the "Director Compensation Program") pursuant to which non-employee directors are compensated as follows:

- Each non-employee director receives an annual cash retainer in the amount of $40,000 per year.

- The non-executive chair receives an additional annual cash retainer in the amount of $30,000 per year.

- The chair of the Audit Committee receives additional annual cash compensation in the amount of $15,000 per year for such chair's service on the Audit Committee. Each non-chair member of the Audit Committee receives additional annual cash compensation in the amount of $7,500 per year for such member's service on the Audit Committee.

- The chair of the Compensation Committee receives additional annual cash compensation in the amount of $10,000 per year for such chair's service on the Compensation Committee. Each non-chair member of the compensation committee receives additional annual cash compensation in the amount of $5,000 per year for such member's service on the Compensation Committee.

- The chair of the Nominating and Corporate Governance committee receives additional annual cash compensation in the amount of $8,000 per year for such chair's service on the nominating and corporate governance committee. Each non-chair member of the Nominating and Corporate Governance Committee receives additional annual cash compensation in the amount of $4,000 per year for such member's service on the Nominating and Corporate Governance Committee.

- The chair of the Science and Technology Committee receives additional annual cash compensation in the amount of $10,000 per year for such chair's service on the Science and Technology Committee. Each non-chair member of the science and technology committee receives additional annual cash compensation in the amount of $5,000 per year for such member's service on the Science and Technology Committee.

Under the Director Compensation Program, each non-employee director is automatically be granted an option to purchase 48,000 shares of our common stock upon the director's initial appointment or election to our Board, referred to as the Initial Grant, and an option to purchase 24,000 shares of our common stock automatically on the date of each annual stockholder's meeting thereafter, referred to as the Annual Grant. The Initial Grant vests in substantially equal monthly installments for three years from the date of grant, subject to continued service through each applicable vesting date. The Annual Grant vests on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder's meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date. Each Initial Grant and Annual Grant vests in full in the event of a change in control.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

Since January 1, 2021, we have engaged in the following transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years with our directors, executive officers, holders of more than 5% of our voting securities and affiliates or immediate family members of, or person sharing a household with, our directors, executive officers and holders of more than 5% of our voting securities, and in which any related person had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Private Placement

In July 2022, we sold in a private placement (the "Private Placement") an aggregate of 9,013,834 shares of common stock, pre-funded warrants to purchase up to 24,696,206 shares of our common stock and accompanying common warrants to purchase up to 8,427,508 shares of our common stock.

The following table sets forth the number of shares of common stock purchased in the Private Placement by holders of more than 5% of our capital stock at the time of the Private Placement (including an entity affiliated with one of our directors) and those that became holders of more than 5% of our capital stock following the Private Placement:

Name[1]	Total Shares Purchased (#)	Pre-Funded Warrants (#)	Common Warrants (#)	Aggregate Purchase Price ($)
Entities affiliated with Bain Capital Life Sciences, LLC[2] . . .	360,298	2,739,475	774,943	11,997,257
Alerce Medical Technology Partners, L.P.[3]	2,453,988	—	613,497	9,500,001
Entities affiliated with Fairmount Healthcare Fund[4]	1,291,572	—	322,893	4,999,998
Redmile Group, LLC[5]	—	19,373,587	4,843,396	74,980,625
Venrock and affiliated entities[6]	1,291,573	2,583,144	698.679	14,997,415
Adage Capital Partners L.P.[7]	2,583,145	—	645,786	10,000,000

---

(1) For additional information regarding certain of these stockholders and their equity holdings, see the section titled "Security Ownership of Certain Beneficial Owners and Management."

(2) Entities affiliated with Bain Capital Life Sciences, LLC beneficially owned more than 5% of our capital stock at the time of the Private Placement.

(3) Trusts and other entities affiliated with Muneer A. Satter beneficially owned (in the aggregate) more than 5% of our outstanding capital stock at the time of the Private Placement. Mr. Satter is currently, and was at the time of the Private Placement, a member of our Board. Mr. Satter was designated to serve as a member of our Board by trusts and other entities affiliated with Mr. Satter. Mr. Satter is the founder and managing partner of Alerce Medical Technology Partners, L.P. (previously Satter Medical Technology Partners, L.P.) and Chairperson of Satter Investment Management LLC. Mr. Satter also manages the Satter Foundation.

(4) Entities affiliated with Fairmount Healthcare Funds beneficially owned more than 5% of our capital stock at the time of the Private Placement.

(5) Entities affiliated with Redmile Group, LLC beneficially owned more than 5% of our capital stock at the time of the Private Placement.

(6) Venrock and affiliated entities beneficially owned more than 5% of our capital stock following the Private Placement.

(7) Adage Capital Partners L.P. beneficially owned more than 5% of our capital stock following the Private Placement.

The transactions with the holders of more than 5% of our capital stock at the time of the Private Placement (including the entity affiliated with one of our directors) was approved by the Audit Committee in accordance with our related person transaction policy.

In March 2023, we issued an aggregate of 2,582,557 shares of our common stock to Venrock Healthcare Capital Partners EG, L.P., Venrock Healthcare Capital Partners III, L.P. and VHCP Co-Investment Holdings III, LLC (collectively, "Venrock") upon the cashless exercise of pre-funded warrants to purchase 2,583,144 shares of our common stock that were issued in the Private Placement. Venrock and affiliated entities beneficially owned more than 5% of our capital stock at the time of the exercise.

At-the-Market Offering

In February 2023, Alerce Medical Technology Partners, L.P. purchased 2,646,458 shares of our common stock at a price of $6.80 per share through our at-the-market offering program, resulting in net proceeds to us of approximately $17.5 million, after deducting sales agent fees. Alerce Medical Technology Partners, L.P. is affiliated with Mr. Satter, a member of our Board. This transaction was approved by the Audit Committee in accordance with our related person transaction policy.

Investors' Rights Agreement

We are party to an amended and restated investors' rights agreement with, among others, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Certain of the holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to certain exceptions. The investors' rights agreement also provided for a right of first refusal in favor of certain holders of redeemable convertible preferred stock with regard to certain issuances of our capital stock. The right of first refusal terminated upon the consummation of our initial public offering.

Director and Executive Officer Compensation

See the section titled "Executive Compensation" for information regarding compensation of our current directors and executive officers.

Employment Agreements

We have entered into employment agreements with our current executive officers. For more information regarding these agreements, see the section titled "Executive Compensation."

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and officers, and intend to enter into new indemnification agreements with each of our current directors and officers. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law.

POLICY AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our Board adopted a written related person transaction policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. Unless otherwise noted, all of the transactions described in this section occurred prior to the adoption of this policy.

HOUSEHOLDING

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Jennifer Lew, Corporate Secretary, by mail at Annexon, Inc., 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005 or by telephone at (650) 822-5509.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Jennifer Lew, Corporate Secretary, by mail at Annexon, Inc., 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Douglas Love
President and Chief Executive Officer

April 25, 2023

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is available on our website under the "Investors & Media" section. Additionally, we will provide a copy of our Annual Report on Form 10-K, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, without charge upon written request to: Jennifer Lew, Annexon, Inc., 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005. Exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39402

ANNEXON, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**27-5414423**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1400 Sierra Point Parkway, Bldg C, Suite 200
Brisbane, California 94005
(Address of principal executive offices including zip code)
Registrant's telephone number, including area code: (650) 822-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ANNX	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant (based on the closing sales price of such shares on the Nasdaq Global Select Market on June 30, 2022) was approximately $125 million. For purposes of calculating the aggregate market value of shares held by non-affiliates, we have assumed that all outstanding shares are held by non-affiliates, except for shares held by each of our executive officers, directors and 10% or greater stockholders. This calculation does not reflect a determination that such parties are affiliates for any other purpose.

The number of shares of the Registrant's Common Stock outstanding as of March 1, 2023 was 50,493,255. This number does not include 24,696,206 shares of Common Stock issuable upon the exercise of pre-funded warrants (which are immediately exercisable at an exercise price of $0.001 per share of Common Stock, subject to beneficial ownership limitations) sold in the Registrant's private placement on July 11, 2022. See Note 6—Stockholders' Equity to the Registrant's audited consolidated financial statements.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to the 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2022, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "positioned," "potential," "predict," "seek," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

- our expectations regarding the potential market size and size of the potential patient populations for our product candidates and any future product candidates, if approved for commercial use;

- our clinical and regulatory development plans;

- our expectations with regard to the results of our clinical studies, preclinical studies and research and development programs, including the timing and availability of data from such studies;

- the timing of commencement of future nonclinical studies and clinical trials and research and development programs;

- our ability to acquire, discover, develop and advance product candidates into, and successfully complete, clinical trials;

- our intentions and our ability to establish collaborations and/or partnerships;

- the timing or likelihood of regulatory filings and approvals for our product candidates;

- our commercialization, marketing and manufacturing capabilities and expectations;

- our intentions with respect to the commercialization of our product candidates;

- the pricing and reimbursement of our product candidates, if approved;

- the potential effects of COVID-19 on our preclinical and clinical programs and business;

- the implementation of our business model and strategic plans for our business and product candidates, including additional indications for which we may pursue;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, including the projected terms of patent protection;

- estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

- the potential future sales of our common stock under our at-the-market offering program;

- our future financial or operating performance; and

- developments and projections relating to our competitors and our industry, including competing products.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 10-K, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the sections titled "Risk Factor Summary" and "Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this Annual Report on Form 10-K by these cautionary statements.

Item 1. Business.

In this Annual Report on Form 10-K, "we," "our," "us," "Annexon" and the "Company" refer to Annexon, Inc. and its consolidated subsidiary. Annexon, Annexon, Inc., the Annexon logo and other trade names, trademarks or service marks of Annexon are the property of Annexon, Inc. This report contains references to our trademarks and to trademarks belonging to other entities. Trade names, trademarks and service marks of other companies appearing in this report are the property of their respective holders. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Overview

We are a clinical-stage biopharmaceutical company pioneering a new class of complement medicines for patients with classical complement-mediated autoimmune, neurodegenerative and ophthalmic disorders. The classical complement pathway is a core component to the body's immune system that activates a powerful inflammatory cascade. We believe that by stopping the classical complement pathway at its start by targeting C1q, the initiating molecule of the classical complement pathway, our approach may have the potential to provide more complete protection against complement-mediated disorders of the body, brain and eye.

Using our proprietary platform, we are identifying and characterizing the role of the classical complement pathway in three therapeutic areas—autoimmune, neurodegeneration and ophthalmology. In so doing, we are advancing a broad pipeline of product candidates designed to block the early classical cascade and all downstream pathway components and their tissue-damaging functions. Our goal is to suppress excessive or aberrant classical complement activity that contributes to chronic inflammation and tissue damage to slow or even halt disease progression, while preserving the beneficial immune functions of the lectin and alternative complement pathways involved in the clearance of pathogens and damaged cells. We have demonstrated robust target engagement in the body, brain and eye, and clinical proof of concept in multiple diseases, resulting in four flagship programs that we are actively advancing:

- **Guillain-Barré Syndrome, or GBS:** We are advancing our lead candidate, ANX005, an investigational, full-length monoclonal antibody, or mAb, formulated for intravenous administration in a pivotal Phase 3 clinical trial for the potential treatment of patients with GBS. GBS is a rare antibody-mediated autoimmune disease with no U.S. Food and Drug Administration, or FDA, approved therapies, and for which we believe maximum suppression of C1q and the classical cascade early in the disease process may act to rapidly prevent nerve damage and irreversible neurological disability. We demonstrated clinical proof-of-concept in a prior placebo-controlled trial and expect to complete enrollment of approximately 220 patients in our ongoing Phase 3 GBS trial in the second half of 2023, with data anticipated in the first half of 2024.

- **Huntington's Disease, or HD:** We are evaluating ANX005 for the potential treatment of patients with HD, a slowly progressing, inherited and fatal neurodegenerative disease in which we believe C1q triggers synapse loss and neuroinflammation. We completed a Phase 2 clinical trial in patients with manifest HD in 2022, in which ANX005 demonstrated positive efficacy results and was generally well-tolerated. Based on the Phase 2 results and a productive engagement with the FDA in late 2022, we are preparing to advance ANX005 into a randomized, double-blind, placebo-controlled Phase 2/3 trial for patients with HD in 2023.

- **Geographic Atrophy, or GA:** We are evaluating ANX007, an antigen-binding fragment, or Fab, formulated for intravitreal administration, for the potential treatment of patients with GA, the leading cause of blindness resulting from damaged and dying retinal cells. ANX007 is designed to block C1q locally in the eye to provide more complete protection against excess classical complement activity, a key driver of disease. We completed enrollment of approximately 270 patients in our ongoing Phase 2 GA trial in early 2022. We expect to report data from the 12-month treatment-period of the Phase 2 trial in mid-2023, followed by additional data after the conclusion of the six-month off-treatment period by the end of 2023.

- **ANX1502 for Autoimmune Indications:** ANX1502 is a novel oral small molecule targeting classical complement, which we believe is first-in-kind. We are conducting an ongoing Phase 1 single-ascending dose, or SAD, and multiple-ascending dose, or MAD, clinical trial designed to evaluate the safety, tolerability, pharmacokinetics, or PK, and pharmacodynamics, or PD, of ANX1502 in healthy volunteers. In the SAD trial, a single dose of 450 mg has achieved target drug levels in plasma in patients, consistent with twice-daily dosing. Additionally, ANX1502 has been generally well-tolerated as of October 23, 2022. The SAD trial is ongoing to identify the maximum tolerated dose. We are preparing to initiate a proof-of-concept trial in patients with cold agglutinin disease, or CAD, in 2023, which is supported by positive data previously generated by ANX005 in CAD patients. We also plan to expand development into additional autoimmune indications with strong scientific rationale, including multifocal motor neuropathy, or MMN, in the first half of 2024.

In addition to our flagship programs, we are studying multiple programs across our three therapeutic franchise areas, including:

- **Amyotrophic Lateral Sclerosis, or ALS:** We are evaluating ANX005 in a Phase 2a signal-finding clinical trial in patients with ALS, a fatal neurodegenerative disorder characterized by C1q activation driving inflammation and neurodegeneration. Preliminary Phase 2a data as of December 6, 2022 from the first eight patients in the trial showed that treatment with ANX005 resulted in a reduction in neurofilament light, or NfL, a neurodegenerative disease biomarker, and slowed disease progression as measured by reductions in revised ALS functional rating scores during the initial 12-week on-treatment period, followed by an increase in disease progression in the off-treatment period. Enrollment in the Phase 2a trial is ongoing, and we expect to report full data from the Phase 2a clinical trial in 2023.

- **Lupus Nephritis, or LN:** We are advancing a Phase 1b signal-finding trial of ANX009, a C1q Fab formulated for subcutaneous delivery, using a precision medicine approach for patients with LN who have high baseline complement activity. LN is an autoimmune disease for which pathogenic autoantibodies against C1q enhance activity and uniquely amplify kidney inflammation and damage. Enrollment in the Phase 1b clinical trial is ongoing with multiple patients dosed, and clinical data are expected in the first half of 2023.

- **ANX105:** We are continuing to evaluate ANX105, a next-generation full-length mAb, in a Phase 1 SAD clinical trial in healthy volunteers. Enrollment is ongoing and initial data are expected in 2023.

Beyond our clinical-stage assets, leveraging the learnings from our initial trials and our expertise in the role of C1q and the classical complement pathway, we are evaluating additional orphan and large market indications that are driven by aberrant or excess classical complement activation.

Annexon was co-founded by the late Dr. Ben Barres, former member of the National Academy of Sciences, Chair of Neurobiology at Stanford University and a pioneer in complement-mediated neurodegeneration, and Dr. Arnon Rosenthal, a world-renowned scientist and industry executive. We have assembled a seasoned and accomplished management team that has been involved in the discovery, development, approval and commercialization of numerous marketed drugs, and has been studying the complement pathway and autoimmune and neurodegenerative disorders for decades. Our team is further supported by an experienced scientific advisory board, board of directors and leading healthcare investors that share our commitment to advancing transformative medicines for patients suffering from debilitating autoimmune and neurodegenerative diseases.

We hold worldwide development and commercialization rights, including through exclusive licenses, to all of our product candidates, which allows us to strategically maximize value from our product portfolio over time. Our patent portfolio includes patent protection for our upstream complement platform and each of our product candidates.

Our Pipeline

Our pipeline is led by four flagship programs focused on complement-mediated diseases of the body, brain and eye for which there is significant unmet medical need and where we have the potential to provide a first-in-class treatment opportunity. Beyond our flagship programs, we are evaluating additional clinical-stage product candidates in a variety of indications and have active research efforts for additional pipeline programs in the future. Our clinical-stage pipeline is summarized below:



Our first clinical-stage product candidate is ANX005, an investigational mAb designed to block C1q and activation of the classical complement cascade. For GBS, ANX005 is designed to act early in the disease course to prevent nerve damage and irreversible neurological disability in GBS patients. In the Phase 1b dose-ranging trial in GBS patients, treatment with ANX005 was well-tolerated and resulted in full and prolonged C1q engagement and classical cascade inhibition in the blood and cerebrospinal fluid, or CSF. While our Phase 1b trial was not powered to show statistical significance, we observed a significant reduction in NfL, a well-accepted marker of nerve damage in neurodegenerative disease that has been shown to correlate with disease severity and clinical outcomes. Patients treated with ANX005 also showed positive numerical trends across key GBS outcome measures. GBS is a rare, acute, antibody-mediated autoimmune disease impacting the peripheral nervous system. There are currently no approved therapies for GBS in the United States. Intravenous immunoglobulin, or IVIg, and plasma exchange are the current standards of care in the Western world and parts of Asia.

In March 2021, we completed the evaluation of our drug-drug interaction, or DDI, study of ANX005 co-administered with IVIg in 14 patients with GBS. The DDI study was conducted to evaluate the safety and tolerability of ANX005 and IVIg co-administration in GBS patients, and measured PK and PD of ANX005 when administered in combination with IVIg. IVIg, though not approved by the FDA in the United States for GBS, is currently the standard of care for GBS. Results from the DDI study demonstrated that co-administration of IVIg-ANX005 was well-tolerated and achieved full C1q target engagement, and C1q suppression was maintained within the targeted range. The open-label DDI study was not placebo-controlled or powered for statistical significance on efficacy measures. Several key GBS outcome measures were recorded from baseline, and early improvement was observed in GBS patients, including increased muscle strength, decreased NfL and improved GBS disability score. Results from the DDI study were presented at the Peripheral Nerve Society in 2021.

A randomized, placebo-controlled, pivotal Phase 3 clinical trial of ANX005 is ongoing in GBS patients in developing countries and is statistically powered to evaluate the efficacy of ANX005 in improving disability in GBS patients. Following an engagement with the FDA regarding the statistical analysis plan for the ongoing Phase 3 trial, we plan to increase the study population by approximately 40 patients for a total of 220 patients. Expanded enrollment is expected to be completed in the second half of 2023 with data from the pivotal Phase 3 clinical trial anticipated in the first half of 2024. ANX005 has received both Orphan Drug and Fast Track designations from the FDA for the treatment of GBS.

We are also studying ANX005 in patients with HD as well as patients with ALS – two neurodegenerative disorders in which aberrant classical complement activation has been shown to be associated with synapse loss, elevated levels of NfL and disease progression. In June 2022, we announced final data from the Phase 2 trial of ANX005 in patients with HD, which showed that treatment with ANX005 was generally well-tolerated, with full target engagement of C1q in both serum and CSF observed throughout the six-month treatment period and well into the three-month follow-up period. Disease progression stabilized for the entire nine months of the study, as assessed by both Composite Unified Huntington's Disease Rating Scale, or cUHDRS, and Total Functional Capacity, or TFC, the two primary clinical measurement scales for HD. Additionally, HD patients with higher baseline complement activity, as measured by elevated levels of C4a in CSF, demonstrated a rapid clinical benefit, as assessed by both cUHDRS and TFC, that was sustained over the entire nine months of the study. Improvement in cUHDRS and TFC in HD patients with higher baseline complement was evident six weeks after dosing initiation and was maintained over nine months through the on-treatment and follow-up periods. Plasma and CSF NfL levels remained generally consistent through the nine-month study, and were comparable to NfL levels described in published natural history data for HD patients. Based on these findings and a productive engagement with the FDA, we plan to advance ANX005 into a randomized, double-blind, placebo-controlled Phase 2/3 trial for patients with HD in 2023.

Our Phase 2 trial evaluating ANX005 in patients with ALS is ongoing, and is designed to assess the safety, tolerability, target engagement and impact on disease-related biomarkers and clinical outcomes by ANX005. Preliminary data (n=8) showed that treatment with ANX005 resulted in a reduction in NfL and slowing of disease progression, as measured by reductions in revised ALS functional rating scores, during the initial 12-week on-treatment period, followed by an increase in disease progression in the off-treatment period as of December 6, 2022. Enrollment in the trial is ongoing with full data expected in 2023.

Our second clinical-stage product candidate is ANX007, an investigational C1q-targeting Fab formulated for intravitreal administration in patients with complement-mediated neurodegenerative ophthalmic disorders. Consistent with the results we observed in preclinical studies, in the Phase 1b trial in glaucoma patients, ANX007 was well-tolerated and showed full target engagement and inhibition of C1q in the eye for at least four weeks. We believe inhibition of C1q may provide neuroprotective benefit by preventing the aberrant loss of functioning synapses in the retina in a variety of ophthalmic disorders, including glaucoma and geographic atrophy, or GA. A Phase 2 trial of ANX007 in patients with GA, the leading cause of blindness resulting from damaged and dying retinal cells, is ongoing. ANX007 is designed to block C1q locally in the eye, to provide more complete protection against excess classical complement activity, a key driver of GA, and the loss of photoreceptor neurons. Enrollment in the ongoing Phase 2 clinical trial was completed in early 2022. We plan to report data from the on-treatment period of the Phase 2 trial in mid-2023, followed by data after the conclusion of the six-month off-treatment period by the end of 2023.

Our third clinical-stage product candidate is ANX1502, an investigational oral small molecule being developed for the treatment of complement-mediated autoimmune diseases. We are evaluating ANX1502 in an ongoing Phase 1 SAD and MAD trial in healthy volunteers. In the SAD trial, a single dose of 450 mg achieved target drug levels in plasma in patients, consistent with twice-daily dosing. Additionally, ANX1502 has been generally well-tolerated as of October 23, 2022. The SAD trial is ongoing to identify the maximum tolerated dose. We are preparing to initiate a proof-of-concept trial in patients with CAD in 2023, which is supported by positive data generated by ANX005 in CAD patients in a Phase 2 signal-finding trial. We plan to expand development of ANX1502 into additional autoimmune indications with strong scientific rationale, including MMN, in the first half of 2024.

Our fourth clinical-stage product candidate is ANX009, an investigational C1q Fab formulated for subcutaneous delivery, which was evaluated in a first-in-human, or FIH, clinical trial. In this trial, ANX009 was well-tolerated at all dose levels tested and no drug-related safety signals were observed. The trial showed that ANX009 led to sustained C1q inhibition at multiple doses, supporting the potential for twice-weekly subcutaneous administration with the current formulation. We designed ANX009 with a goal of enabling chronic dosing for patients with antibody-mediated autoimmune disorders where anti-C1q may have a disease-modifying effect and where we can utilize our targeted biomarker-driven approach. ANX009 is currently being evaluated in a Phase 1b signal-finding trial using a precision medicine approach for patients with LN who have high baseline complement activity. Enrollment in this trial is ongoing with multiple patients dosed and data are expected in the first half of 2023.

We are also developing our next-generation product candidate, ANX105, an investigational mAb with enhanced dosing and PK properties designed for chronic neurodegenerative diseases. Enrollment in a Phase 1 SAD trial of ANX105 in healthy volunteers is ongoing and initial data are expected in 2023.

Our Strategy

Our goal is to develop disease-modifying medicines for patients suffering from classical complement-mediated diseases. Key elements of our strategy include:

- *Leveraging our distinct approach of inhibiting C1q and aberrant upstream and downstream classical complement activity to address a broad range of well-characterized classical complement-mediated diseases.* By inhibiting C1q and the early classical cascade, we believe our product candidates are uniquely designed to address a wide range of antibody-mediated autoimmune diseases and complement-mediated neurodegenerative disorders of the brain and the eye. We believe full classical complement inhibition may result in clinical benefits by blocking aberrant upstream and downstream immune cell activation in our targeted indications, as well as potentially provide safety advantages by leaving the lectin and alternative pathways intact to perform their normal immune functions.

- *Prioritizing resources and execution of late-stage development of four flagship programs.* By prioritizing our efforts on our four flagship programs in GBS, HD, GA and our novel oral small molecule, ANX1502, our goal is to create near-term value for patients, physicians and stakeholders.

- *Advancing ANX005 through clinical development in multiple autoimmune and neurodegenerative indications of high unmet need.* We are developing ANX005 as a potential treatment for GBS, HD and ALS. ANX005 has been generally well-tolerated and demonstrated full target engagement and rapid and durable improvement in clinical outcomes for patients in two difficult-to-treat indications – GBS and HD – and with encouraging, early signs of activity in ALS. We are currently evaluating ANX005 in a pivotal Phase 3 trial in GBS and plan to initiate a Phase 2/3 trial for patients with HD in 2023. Our Phase 2 trial of ANX005 in patients with ALS is underway and we plan to report full data in 2023.

- *Evaluating ANX007 as an agent for neuroprotective benefit in ophthalmic indications.* We are developing ANX007 in neurodegenerative ophthalmic indications, such as GA. ANX007 reduced retinal damage in animal models of GA and glaucoma. In our Phase 1b trial in glaucoma patients, intravitreal administration of ANX007 resulted in full target engagement of C1q at both low and high doses. Based on this clinical dosing data, our preclinical data in glaucoma and GA, and proximate clinical validation from downstream complement approaches, we believe that ANX007 may provide neuroprotective benefit in patients with these and other complement-mediated ophthalmic disorders. ANX007 is currently being evaluated in a Phase 2 trial in patients with GA with data anticipated in mid-2023.

- *Demonstrating clinical proof-of-concept with ANX1502, an oral small molecule targeting classical complement.* We are currently evaluating ANX1502 in an ongoing Phase 1 SAD and MAD trial in healthy volunteers. As of October 23, 2022, ANX1502 has been generally well-tolerated and achieved target drug levels with a single dose. The SAD trial is ongoing to identify the maximum tolerated dose. We are preparing to initiate a proof-of-concept study in 2023 in patients with CAD. Additionally, we plan to expand development into additional autoimmune indications with strong scientific rationale, including MMN.

- *Expanding our portfolios across three therapeutics franchises informed by data from our flagship programs.* We intend to leverage learnings from our flagship programs to inform selection of additional orphan and larger patient populations involving related biological mechanisms. In our autoimmune portfolio, additional indications include antibody-mediated autoimmune disorders such as CAD, lupus nephritis (specifically in lupus nephritis patients with endogenous PACA), and MMN. In our neurodegenerative portfolio, additional potential indications include ALS, frontotemporal dementia and Alzheimer's disease. In our ophthalmology franchise, additional indications include glaucoma and other complement-mediated neurodegenerative diseases of the eye. We plan to efficiently prosecute

5

opportunities across our three therapeutic franchises utilizing our disciplined, biomarker-driven development strategy.

- ***Developing additional product candidates that are designed to inhibit activation of the classical complement cascade.*** We have secured broad intellectual property protection for our upstream complement platform and intend to leverage our intellectual property and know-how to protect and enhance our leading position in developing novel therapeutics that target the classical complement cascade. We are developing product candidates, such as ANX009, to modulate the classical pathway with the potential to become tailored therapeutics for a large range of indications using different molecular modalities, dosing regimens and tissue localization strategies. In addition, we are developing next-generation product candidates, including ANX105, an investigational monoclonal antibody.

- ***Maximizing the value of our product candidates.*** We currently hold worldwide development and commercialization rights, including through exclusive licenses, to all of our product candidates. We intend to pursue independent development and commercialization in select indications and markets that we can address with a focused sales and marketing organization. We may opportunistically explore licensing agreements, collaborations or partnerships to develop our product candidates in larger market indications where we could accelerate development utilizing the resources of larger biopharmaceutical companies.

Overview of the Complement System and C1q Biology

The Complement System—three main complement pathways

The complement system is an integral component of the immune system that consists of many circulating and locally-produced molecules. This system evolved to enhance, or complement, other components of the adaptive and innate immune systems. The complement system, also known as the complement cascade, rapidly responds to pathogens, damaged cells and unwanted tissue components to facilitate their removal by the immune system.

There are three main complement pathways (also called cascades)—the classical, lectin and alternative pathways. Each pathway is initiated by different molecules that respond to distinct triggers. When activated, the initiating molecules set in motion a cascade of enzymatic reactions that greatly amplify, or complement, an inflammatory response. The classical pathway is initiated by C1q, which recognizes antibody complexes, specific pathogens, damaged cells or unwanted cellular components. The lectin pathway is triggered by carbohydrates on the surface of pathogens or cells. The alternative pathway amplifies the action of the other two pathways and also self-activates to eliminate pathogens or cells that are not specifically shielded by the body's built-in self-protective systems. While these three pathways are initiated by distinct molecules, they converge downstream on common pathway components known as C3 and C5.

The three main pathways of the complement cascade are activated by independent molecules but converge at C3


Lectin pathway
C1r C1s
C2
FB
C6-C9
C1q
C4
C3
C5
Classical pathway
Alternative pathway

Aberrant activation of the complement system can result in a range of diseases characterized by an attack on healthy tissue, such as red blood cells, nerve cells or kidney components. A broad range of diseases are known to be associated with pathological activation of the complement cascade, including antibody-mediated autoimmune disorders such as GBS, CAD and lupus nephritis, and complement-mediated neurodegeneration disorders in the eye, such as glaucoma and GA, and complement-mediated neurodegeneration disorders in the brain, such as HD, ALS,

frontotemporal dementia and Alzheimer's disease. We believe intervening in the activation of the complement cascade offers a potent and selective mechanism for specifically slowing or reversing these disease processes.

Specific activated components of the complement cascade have important immune functions that contribute to three key outcomes:

- ***Immune cell recruitment and inflammation.*** Specific activated molecules from the cascade serve as soluble signals to make blood vessels leaky and attract immune cells into tissues.
- ***Directed immune cell attack.*** Several complement components, including C1q, bind directly to the pathogen and serve as receptors that direct immune cell attack and pathogen engulfment.
- ***Membrane damage.*** Downstream components of the cascade directly puncture the pathogen or cell surface, causing membrane damage and lysis.

Aberrant activation of the initiating molecule, C1q, can lead to three main outcomes



Immune cell recruitment
(macrophage/microglia)
Enzymatic amplification
C1r C1s
C2
FB
Classical Pathway
C1q
C4
C3
C5
Membrane damage
Immune cell attack
(macrophage/microglia)

Inhibiting C1q upstream blocks downstream components and functional activities of the classical complement cascade

Broad potential for classical complement pathway targeted therapeutics in autoimmune and neurodegenerative diseases

The classical complement cascade has a well-established role in augmenting antibody function within the immune system. C1q recognizes antibodies bound to pathogens or cells and activates the classical pathway to trigger their removal and clearance by the immune system. C1q can also directly recognize pathogens, damaged cells or unwanted cellular components leading to similar downstream clearance. A more recent finding made by the laboratory of Dr. Ben Barres, our scientific founder, is that C1q also directly interacts with neuronal connections, or synapses, during early development. Recognition of weaker synapses by C1q triggers the classical complement cascade and directs immune cells to "prune" the synapses away from neurons, thereby reinforcing stronger synapses to establish appropriate neuronal connections.

Because of its central role in immune function, aberrant activation of C1q can lead to damage of healthy tissue and destruction of functioning synapses. We are focused on two distinct disease processes involving C1q as a key mediator of tissue damage: antibody-mediated autoimmune disease and complement-mediated neurodegeneration.


Our platform targets two disease processes
Normal
C1q Function
Aberrant
Triggers
Disease
C1q Dysfunction
Antibody-mediated autoimmune disease
C1q
Amplifies antibody activity for normal immune function
Auto-antibodies
C1q
Macrophage
Removes healthy cells/tissue
Complement-mediated neurodegen-eration
C1q
Sculpts the brain in development
Neuronal Stress
Microglial cell
Removes functioning synapses

In antibody-mediated autoimmune disease, self-reactive antibodies bind to cells or tissues, activating C1q and leading to damaging inflammatory responses. We have observed that inhibition of C1q was protective in several animal models of antibody-mediated autoimmune disease, including neuromyelitis optica, or NMO, and two variants of GBS. In NMO, auto-antibodies recognize cells within the central nervous system, or CNS, and can lead to rapid localized destruction of the optic nerve and regions of the spinal cord, while in GBS pathogenic antibodies react with components of the peripheral nerve system, or PNS, to cause widespread peripheral nerve damage and paralysis. This disease process is also evident in antibody-mediated autoimmune disease involving blood components, such as CAD, characterized by auto-reactive antibodies that trigger destruction of red blood cells, and systemic lupus erythematosus, or SLE, where endogenous pathogenic antibodies against C1q itself drive aberrant C1q activation and are highly associated with kidney damage, or lupus nephritis.

In complement-mediated neurodegeneration, aberrant activation of C1q at synapses in aging and disease can lead to excessive synapse loss and neuronal damage, driving disease progression in multiple neurodegenerative disorders regardless of the initiating factor. In animal models, C1q accumulated on synapses with age, building up to 300-fold higher levels than in younger animals. It did not activate with normal aging, but other inflammatory stimuli, including misfolded proteins, metabolic dysfunction or increases in intraocular pressure, appeared to aberrantly reactivate C1q’s developmental role in synapse elimination. Complement activation and aberrant synapse pruning in disease may lead to neuroinflammation, loss of synaptic neuronal connections and neurodegeneration. In support of this hypothesis, we and other investigators have observed that C1q inhibition was protective in numerous models of neurodegenerative disease, including diseases of the eye, such as glaucoma and age-related macular degeneration, chronic diseases of the CNS, such as frontotemporal dementia, Alzheimer’s, HD and Spinal Muscular Atrophy, or SMA, and acute injury, such as traumatic brain injury and stroke.

Synaptic loss is a pathogenic driver of disability in many neurodegenerative diseases, protected with C1q inhibition


Neuronal stress triggers C1q accumulation and activation on synapses
C1q
Synapses
Synapse loss, neuronal damage, neuroinflammation, neurodegeneration
Blocking C1q ameliorates synaptic loss and its consequences
• Blunts neurodegenerative disease process
• Provides behavioral / functional benefits
• May be complementary with other neurodegenerative approaches (e.g., mHTT ASO)
ANTI-C1q PROTECTIVE IN MANY DISEASES (animal models)
Huntington's Disease
Alzheimer's Disease
Spinal Muscular Atrophy
Glaucoma
Geographic Atrophy (AMD)
Frontal Temporal Dementia
Traumatic Brain Injury & Stroke

Our differentiated approach to treating complement-mediated autoimmune and neurodegenerative disease through inhibition of C1q

We believe that in order to selectively inhibit aberrant activation of the classical complement pathway implicated in driving certain complement-mediated autoimmune and neurodegenerative diseases, it is important to target the early components of the classical cascade, particularly C1q, C4 and C3. Activated fragments of C4 and C3 induce vascular leakiness and immune cell recruitment into the tissue, while other fragments of C4 and C3, as well as C1q, work together to direct immune cell attack to the cell or synapse surface. Furthermore, C1q inhibition blocks downstream classical pathway activation of C5 and its membrane damaging effects. We believe that inhibition of C1q does not block the activity of these components in the lectin or alternative complement pathways, and both of these pathways will continue to perform their normal immune functions.

Our Platform

Our novel upstream complement platform is designed to completely inhibit classical complement activity for the treatment of antibody-mediated autoimmune diseases and complement-mediated neurodegenerative diseases in the body, brain and eye. We believe there are potential advantages to our approach of upstream inhibition of the classical complement cascade, which include:

- ***Full inhibition of the classical cascade while preserving healthy immune function of the other complement pathways.*** Inhibition of C1q fully inhibits the classical cascade, including components downstream of C1q such as C4, C3, C5 and the downstream membrane attack complex. As a result, we believe our approach is designed to block all classical complement activity that can contribute to disease pathology, including immune cell recruitment, directed immune cell attack and membrane damage. By targeting upstream tissue-damaging components of the classical complement pathway, our approach leaves the lectin and alternative pathways to perform their normal immune function, which may aide both clinical improvement and safety. Our approach is also distinct from inhibiting C3 or C5. Inhibition of C5 will not affect the upstream components of the classical pathway involved in pathology (C1q, C4 and C3), while inhibition of C3 will block downstream components in all three complement pathways.
- ***Broad applicability across many indications.*** We believe our approach has broad utility for the treatment of diseases in which full inhibition of the entire classical complement cascade may be beneficial. We believe our approach is distinguishable from those that target only downstream complement components. Our initial indications represent our beachhead within antibody-mediated autoimmune and complement-mediated neurodegenerative diseases, and we will selectively pursue both orphan and larger patient population diseases with clear biological evidence of classical complement activation. We are also developing novel product candidates targeting C1q and early components of the classical complement

cascade, and will utilize different modalities to target these components of the classical complement pathway.

- ***Disciplined, biomarker-driven development strategy for our product candidates.*** We are deploying a disciplined, biomarker-driven development strategy designed to establish confidence that our product candidates are engaging the specific target at a well-tolerated therapeutic dose in the intended patient tissue. We design small, early-stage clinical trials to rigorously evaluate our product candidates using target engagement and pharmacodynamic biomarkers. We are utilizing sensitive, specific assays for C1q and activation of downstream classical complement components to evaluate target engagement in patient tissues that are most relevant for the diseases that we are treating. We believe that this strategy allows us to make rational decisions regarding our therapeutic pipeline, increasing the probability of technical success over shorter development timelines.

Our Pipeline

Our pipeline is led by four flagship programs focused on complement-mediated diseases of the body, brain and eye for which there is significant unmet medical need, and where we have the potential to provide a first-in-class treatment opportunity. Beyond our flagship programs, we are evaluating additional clinical-stage product candidates in a variety of potential indications and have active research efforts for additional pipeline programs in the future. Our clinical-stage pipeline is summarized below:



Our Flagship Programs

Guillain-Barré Syndrome

Overview of Guillain-Barré Syndrome

GBS is a severe acute inflammatory disease typically triggered by a preceding infection, in which aberrant auto-antibodies that recognize neurons or associated cells cause neuronal injury and acute paralytic neuropathy. In 2011, the estimated annual incidence of GBS was approximately 12,000 in North America and Europe. In 2019, there were 150,095 total cases of GBS worldwide, which was a 66% increase from the 90,249 cases recorded worldwide in 1990. The prevalence of GBS continues to increase with advancing age. In 2004, the annual economic cost of GBS in the United States was $1.7 billion, largely due to the permanent disability and mortality it can cause.

There are currently no FDA-approved therapies for the treatment of GBS. Treatment guidelines published by the American Academy of Neurology recommend early initiation of IVIg or plasma exchange in patients diagnosed with GBS. IVIg and plasma exchange are the established standards of care in the Western world and parts of Asia. Although IVIg and plasma exchange have been shown to provide some benefit, significant unmet need still exists, and many patients, despite receiving the standard of care, are left with residual neurological disability, accompanied by chronic pain and fatigue.

The clinical course of GBS usually involves rapidly progressive weakness in the limbs culminating in neuromuscular paralysis within two to four weeks of onset. According to 2011 estimates, 20 to 30% of patients require mechanical ventilation, over 20% have permanent motor or sensory disability and 2 to 17% of cases result in death globally. Many patients with GBS require extensive monitoring and supportive care and will seek treatment in a hospital within a few days of onset of the disease. Because approximately a quarter of patients need artificial ventilation due to respiratory muscle weakness, and many develop autonomic disturbances, admission in an intensive care unit is frequently necessary. Symptoms peak within four weeks as the auto-antibody response declines, followed by a recovery period that can last months or years, as the nervous system repairs itself.

C1q is a key driver of pathogenesis in GBS

GBS is an acute, autoimmune disease driven by antibodies that lead to activation of the classical complement cascade. Pathological nerve-targeting auto-antibodies, which may be triggered by an infection, lead to the activation of C1q and the classical complement cascade. Studies have shown that pathogenic auto-antibodies are present in the serum and CSF and that activated components of the complement cascade are deposited on peripheral nerve tissue from GBS patients. Peripheral nerve roots are immersed in CSF as they emerge from the spinal cord and are prominent sites of damage in GBS. The figure below illustrates the activation of the classical complement pathway within peripheral nerves in a GBS patient. The left image shows a low magnification view of a peripheral nerve from a GBS patient with numerous individual nerve fibers coated with membrane-damaging complement activation products (C5b-9; dark staining). The middle image shows a high magnification view of an individual nerve fiber with deposition of C3d (dark staining), a complement activation product that directs immune cell attack. The right image shows a highpower image of an individual nerve fiber being probed by an infiltrating immune cell (macrophage).



We believe that by blocking the activity of C1q early in the onset of the disease, we can minimize the neuronal damage caused by these pathogenic auto-antibodies, in turn reducing the patients' symptoms and accelerating their neurological recovery.

Neurofilament light chain (NfL), a marker of neurodegeneration, is highly elevated in GBS

NfL, an intracellular neuron-specific protein, has emerged as a well-accepted biomarker of nerve damage in disorders characterized by damaged or degenerating nerves. NfL is a subunit of neurofilaments, which are cylindrical proteins exclusively located in the cytoplasm of nerve cells and are released into the CSF and blood when nerves are damaged (illustration below). Recent ultrasensitive techniques, such as single-molecule array technology, have made it possible to accurately and quantitatively detect longitudinal changes of NfL in both blood and CSF, with very low analytical variation. These assay properties, in addition to neuron-specificity, position NfL as an important decision-enabling tool in proof-of-concept studies of neuroprotective agents across a wide variety of diseases.

Neurofilament Light Chain (NfL) is released from damaged nerve cells



Elevated NfL levels correlate with current patient disability and predict patient outcomes in autoimmune neurological diseases such as GBS, multiple sclerosis, or MS, chronic inflammatory demyelinating polyneuropathy and multifocal motor neuropathy as well as in chronic neurodegenerative diseases such as Huntington's disease, amyotrophic lateral sclerosis, spinal muscular atrophy, or SMA, frontotemporal dementia, and Alzheimer's disease. Moreover, effective treatments for MS (e.g., ocrelizumab, natalizumab and fingolimod) and SMA (e.g., nusinersen) that prevent neurological disability in patients have been shown to significantly reduce NfL levels in these same patients. In patients with GBS, NfL is very highly elevated (in some instances, greater than 100-fold above normal). Retrospective and prospective studies in GBS patients have shown that NfL levels in CSF and serum may correlate with disease course, severity and prognosis in GBS.

Preclinical Development in GBS

As illustrated below, in a mouse model of severe GBS, ANX005 treatment blocked complement deposition on nerve terminals (left panel) and protected respiratory and motor function (right panel) when compared to an irrelevant immunoglobulin G, or IgG, isotype control antibody. A p-value is a measure of the statistical significance of the observed result. By convention, a p-value lower than 0.05 is considered statistically significant.

Respiratory and motor function



Complement deposition on nerve terminal
C3d
ANX005
IgG

Respiratory function
Motor function
% Baseline function
100
80
60
40
20
0
**
***
ANX005
IgG
**P<0.01
***P<0.001

Phase 1a Trial in Healthy Volunteers

ANX005 was initially evaluated in a Phase 1a dose-escalation single-dose trial designed to assess safety, pharmacokinetics and pharmacodynamics. This trial was conducted in 27 healthy volunteers in Australia. The dosing levels of ANX005 delivered in this trial ranged from 1 mg/kg to 8.2 mg/kg. We terminated the trial in healthy volunteers and transitioned our clinical development to evaluate ANX005 directly in patients with GBS based on guidance from the FDA in order to expediently advance this program in the United States.

Phase 1b Trial in GBS Patients

We have closely coordinated our clinical efforts with leading researchers of the International GBS Outcome Study, or IGOS, in pursuing a novel therapy for GBS. With the goal of aiding the development of effective treatments for GBS, practitioners established IGOS in May 2012, and have collected natural history data from over 1,750 newly-diagnosed GBS patients worldwide. IGOS is a prospective, observational, multicenter cohort study that aims to identify the clinical and biological determinants and predictors of disease onset as well as the subtype, course and outcome of GBS. IGOS was established to help develop a better understanding of the mechanism of disease progression and recovery and to conduct selective therapeutic trials to improve patient outcomes. This natural history database is an invaluable resource to clinical development, facilitating the design of clinical trials, optimal selection of endpoints, and patient follow-up for one to three years. We initiated our GBS clinical development in Bangladesh, a country where the incidence of GBS is several times higher than in North America and Europe and where 17% of patients die from the disease and 20% suffer permanent disability and are unable to walk. Additionally, our site in Bangladesh is well situated to conduct clinical research in GBS in a manner compliant with good clinical practice, or GCP, requirements. As of March 2017, Bangladesh had enrolled more patients in IGOS than any other country, representing approximately 15% of all enrolled patients worldwide.

We conducted a Phase 1b placebo-controlled, dose escalation trial (n=31) of ANX005 in GBS patients at a tertiary care hospital in Bangladesh, in compliance with GCP as described above. The trial objectives included safety and tolerability, dosing levels and target engagement, and included a follow up of eight weeks. The dosing levels of ANX005 delivered in this trial ranged from 3 mg/kg to 75 mg/kg. ANX005 was well tolerated, and no drug-related serious adverse events or drug-related discontinuations occurred. The most common adverse events were acute infusion-related reactions, or IRRs, which occurred in the majority of patients and presented as low grade, non-serious, transient skin rash. These acute IRRs were mitigated by standard anti-inflammatory pre-medications.

Results from the Phase 1b trial showed increasing serum levels of ANX005 and its duration in the circulation at increasing dose levels, and that the drug was present in the serum for up to three weeks at a dose of 75 mg/kg (left panel). When ANX005 was present in the circulation C1q function was fully inhibited, and rapidly returned to normal levels as ANX005 serum levels declined (right panel showing data from a patient receiving 75 mg/kg).





Much of the proximal weakness in GBS patients is due to involvement of peripheral nerve roots that are immersed in CSF as they exit the spinal cord. Hence, we believe product candidate levels and target inhibition in CSF may be an important contributor to efficacy. We observed that ANX005 entered the CSF of GBS patients treated with doses of 18-75 mg/kg of ANX005, resulting in full engagement of C1q inhibition in the CSF (as shown below).

Inhibition of C1q Observed in CSF at 18-75 mg/kg



In the Phase 1b trial in GBS patients, ANX005 treatment at doses that engaged C1q in both serum and CSF (i.e., 18-75 mg/kg dose) resulted in a statistically significant early decline in serum NfL levels compared to placebo (two to four-week post treatment p-value <0.05, left panel below). In this Phase 1b trial, we also explored the administration of ANX005 on multiple validated clinical disability measures including GBS-Disability Score, or GBS-DS, Medical Research Council Muscle Strength Scale, or MRC, and Inflammatory Rasch-built Overall Disability Scale, or I-RODS, over an eight-week period. We observed that early decline in NfL correlated with improvement in the GBS-DS at the end of the study (two to eight-week post treatment p-value <0.05; right panel below). We believe these results suggest that ANX005 had a rapid impact on the disease process by ameliorating antibody-induced nerve damage, likely within the first two weeks of dosing.

High Dose ANX005 (18-75 mg/kg) Led to Significant Early NfL Reduction (Weeks 2 - 4)



Change in NfL Weeks 2 - 4 vs. Overall Change in GBS-DS (Weeks 2 - 8)



Delta NfL wk 2-4

_____

* r is a statistical measure for the correlation of two variables that ranges from -1 to 1. The closer r is to 1 or -1, the more closely the variables are related. A correlation of 0.431 is considered moderate correlation.

Though the trial was not powered for statistical significance, treatment with ANX005 resulted in consistent, positive numerical trends, including an improvement in MRC score and the number of days of ventilation. We observed a dose-dependent trend for improvement in MRC within the first week of treatment (as shown below).

**Mean Change in MRC Score
Week 1 from Baseline**



Dose ANX005 (mg/kg)

Early improvement in MRC is known to have strong prognostic implications on long-term functional recovery (modified Erasmus GBS Outcome Score). In line with this published data, we found that early improvement in MRC correlated with patients' disability scores at the end of the Phase 1b trial (GBS-DS at week eight). This result is important because GBS-DS is typically used as the primary endpoint in GBS registrational studies. In addition, using a responder analysis, 28% of patients treated with high dose ANX005 (18-75 mg/kg) improved by at least three points on GBS-DS by week eight compared to 0% of placebo-treated patients (as shown below). Patients treated with ANX005 showed a trend of improvement on GBS-DS when using a mean analysis. Both results are promising but not statistically significant.



Based on the results of the Phase 1b trial, we selected the 75 mg/kg dose of ANX005 for ongoing development in GBS. Following the completion of the Phase 1b treatment cohorts (through 75 mg/kg), two unblinded exploratory cohorts were enrolled to establish higher dose and multiple dose safety and PK/PD to inform subsequent chronic dosing trials. These two exploratory cohorts were a single dose of 100 mg/kg, and two doses of 75 mg/kg separated by one week (150 mg/kg total). At these higher dose levels, ANX005 was well-tolerated, and no drug-related serious adverse events or drug-related discontinuations occurred; moreover, we did not reach a maximum tolerated dose. Similarly, we observed full inhibition of C1q in serum and CSF, a reduction in NfL and trends of improvement in clinical measures when compared to placebo; however, there was no additional impact on these clinical measures beyond that seen at 75 mg/kg.

The results of the Phase 1b dose-ranging trial in GBS showed that ANX005 was well-tolerated, fully inhibited C1q in the blood and CSF at target doses, and demonstrated an early reduction in NfL levels. Drug treatment was associated with a trend for early improvement in MRC, and early changes in MRC significantly correlated with improved clinical measures in GBS patients. An additional key learning from the study is the importance of using baseline MRC for patient stratification at the time of hospitalization and study entry. Accounting for baseline MRC strengthened the impact of ANX005 treatment in the biomarker and clinical measures, demonstrating that MRC will be an important stratification tool in future GBS trials.

Ongoing Development of ANX005 for GBS

A randomized, placebo-controlled pivotal Phase 3 trial designed to evaluate the safety of ANX005 and efficacy in improving disability in GBS patients is ongoing. Following a productive engagement with the FDA regarding the statistical analysis plan for the ongoing pivotal trial, we plan to increase the study population by approximately 40 patients for a total of 220 patients. Expanded enrollment is expected to be completed in the second half of 2023 with pivotal data anticipated in the first half of 2024.

Huntington's Disease

Overview of Huntington's Disease

HD is an orphan hereditary neurodegenerative disease that is fatal and for which there are no approved treatments that can reverse or slow its course of progression. HD symptoms typically begin to manifest between the ages of 30 to 50 and progress as a devastating neurodegenerative disorder characterized by abnormal involuntary movements, known as chorea, spreading to all muscles, progressive dementia and psychiatric manifestations such as depression and psychosis. Ultimately, affected individuals succumb to cardio-respiratory complications. Life expectancy after symptom onset is approximately 10 to 20 years. Some of the symptoms of HD such as chorea and depression can be managed with medications.

Approximately 25,000 to 35,000 people in the United States have HD. Estimates project that approximately 75,000 people in the United States and other major market countries will have HD by 2025. Because HD is a genetic

disease in which an individual with a single copy of the dysfunctional gene will develop the disease, every child of a parent with HD has a 50% chance of inheriting the faulty gene and developing the disease. There are an estimated 200,000 individuals in the United States who have a 50% risk of developing HD because of their family relationship to HD patients. It is estimated that only 5-7% of these at-risk individuals have voluntarily undergone genetic testing due to the devastating nature of the disease and the lack of any effective treatments. The development of a disease-modifying therapy could encourage at-risk patients to seek out testing and thereby both provide hope to gene carriers and expand the number of patients who may benefit from treatment.

C1q is a key driver of pathogenesis in HD

HD is caused by a genetic mutation, specifically, by expansion of the number of cytosine-adenine-guanine, or CAG, nucleotide sequences within the DNA of the huntingtin gene, which leads to production of a mutant huntingtin protein that is thought to be neurotoxic and promote the degeneration of neurons. Above a threshold of 35 CAG repeats, the age of disease onset is inversely correlated with the number of CAG repeats. The classical complement cascade is activated in HD patients and is associated with progressive synapse loss. We hypothesize that C1q plays an important role in the degenerative process by tagging weakened synapses and triggering a neuroinflammatory response that leads to aberrant synapse loss and progressive neuronal destruction. As shown below, we observed that increased complement activation in HD patients (as measured by the complement activation marker C4a in CSF) was associated with disease progression.

Increased Complement Activation Marker C4a in the CSF of HD Patients


CSF C4a
**
*
CSF C4a (ng/mL)
40
30
20
10
0
Controls
PreHD
HD
*p<0.05
**p<0.01

Progressive synapse loss in HD patients

As shown below, researchers observed in post-mortem tissue from HD patients that the number of synapses on neurons connecting specific regions of the brain (the cortex and striatum) were reduced compared to healthy controls, with patients more advanced in the disease process (Huntington's disease stage 4) showing greater loss of synapses than earlier stage patients (Huntington's disease stage 2). These results are consistent with our hypothesis that complement activation leads to synapse elimination and neuronal damage.

Progressive Synapse Loss in Huntington's Disease Synapse number (% Control)



% Cortico-striatal synapses relative to control
150
100
50
0
Control
HD2
HD4

Development of ANX005 in HD

In June 2022, we announced final data from the Phase 2 trial of ANX005 in patients with HD. The Phase 2 multi-center, open-label clinical trial evaluated ANX005 administered intravenously for a six-month dosing period in patients with, or at risk for, early manifest HD, followed by a three-month follow-up period. The primary outcome measures of the study were safety and tolerability of ANX005; the pharmacokinetics of ANX005, as measured by serum and CSF concentrations; and pharmacodynamics effects, as measured by C1q, C4a and NfL serum and CSF concentrations. The study enrolled a total of 28 patients, 23 of whom completed both six-months of treatment and the subsequent three-month follow-up period.

Final data showed that treatment with ANX005 was generally well-tolerated, with full target engagement of C1q in both serum and CSF observed throughout the six-month treatment period and well into the three-month follow-up period. Disease progression was stabilized in the overall HD patient population for the entire nine months of the study, as assessed by both Composite Unified Huntington's Disease Rating Scale (cUHDRS) and Total Functional Capacity (TFC), the two primary clinical measurement scales for HD. Additionally, HD patients with higher baseline complement activity, as measured by elevated levels of C4a in CSF, demonstrated a rapid clinical benefit, as assessed by both cUHDRS and TFC, that was sustained over the entire nine months of the study. Improvement in cUHDRS and TFC in HD patients with higher baseline complement was evident six weeks after dosing initiation and was maintained over nine months through the on-treatment and follow-up periods. Plasma and CSF NfL levels remained generally consistent through the nine-month study and were comparable to NfL levels described in published natural history data for HD patients.



Full Target Engagement in Serum
Serum ANX005
Off treatment
Serum C1q
Serum C1q (µg/mL) Mean ± SD
Serum ANX005 (µg/mL) Mean ± SD
Week
N = 23
Last Dose
Full Target Engagement in CSF
CSF ANX005
Off treatment
Limited sample collection in CSF
CSF C1q
CSF C1q (µg/mL) Mean ± SD
CSF ANX005 (µg/mL) Mean ± SD
Week
N = 23
Last Dose



Improved Clinical Function
Benefit at all time points in high complement group (cUHDRS)
cUHDRS
Off treatment
cUHDRS Change from Baseline
Weeks
C4a/C4 Low (n=11)
C4a/C4 High (n=12)
Week 24 cUHDRS (Change from Baseline)
Week 24
cUHDRS (Mean Change from Baseline)
75% patients with elevated baseline complement improved (9/12)
vs.
36% with lower baseline complement (4/11)
*p=0.032
Low
High

Post-hoc evaluation of two independent markers of neuroinflammation, C3 and YKL-40, showed that treatment with ANX005 led to a decrease in levels of both biomarkers.





CSF C3 levels decreased in all patients during on and off treatment period
HD inflammation marker (YKL-40*) reduced in patients with high baseline complement activity (C4a/C4)
CSF C3
CSF C3 levels (Fold change from baseline)
Off treatment
Weeks
CSF YKL-40
% Change (Median +/- IQR)
Time (weeks)
C4a/C4 Low (n=11)
C4a/C4 High (n=12)
*Produced by activated glia - Elevated in HD and other neurological diseases

Based on the Phase 2 trial results and a productive engagement with the FDA, we plan to advance ANX005 into a randomized, double-blind, placebo-controlled Phase 2/3 trial for patients with HD in 2023.

Geographic Atrophy

Overview of Geographic Atrophy

GA is an advanced, vision-threatening form of age-related macular degeneration, or AMD, and is a chronic, progressive disease of the macula that results in loss of central vision. The disease typically affects one eye first, with a high likelihood of it occurring in the second eye over time.

There are two forms of AMD, "dry" AMD and "wet" AMD. Dry AMD is the most common form, representing approximately 85% to 90% of all AMD cases. Geographic atrophy represents the advanced form of dry AMD and is characterized by progressive atrophy of retinal pigment epithelial cells, overlying photoreceptors and underlying choriocapillaries. An early feature of the disease is the presence of drusen, which is comprised of extracellular yellow deposits at the back of the retina.

GA accounts for about 10% of legal blindness related to AMD. Approximately one million individuals in the United States and five million individuals worldwide suffer from geographic atrophy. As with AMD, the prevalence

of geographic atrophy increases with age. There are no approved therapies to prevent either the onset or progression of geographic atrophy.

Role of C1q and Complement in Geographic Atrophy

Genome-wide association studies have strongly implicated multiple components of the complement cascade in AMD and geographic atrophy. For example, specific alleles of the gene for C3 can increase the likelihood of developing AMD by 50%. Histopathological investigations have also observed the presence of complement components in geographic atrophy. These studies largely point to a role of excessive C3 activity in disease, but do not indicate how C3 is being activated (classical, lectin or alternative pathways). We have identified a potential dual role of C1q and the classical cascade as an important complement-activating system in geographic atrophy. First, we found that C1q strongly accumulated on photoreceptor cell synapses with normal age or disease, as shown below (left panel), implicating C1q's role in excessive synapse pruning and complement-mediated neurodegeneration. Second, C1q and C1q ligands, such as C-reactive protein, also accumulated in the retina below photoreceptor cells in association with drusen (extracellular membrane and protein debris associated with geographic atrophy; right panel). These results suggest that the photoreceptor neurons and pigmented retinal epithelial cells – cell types that are both lost in GA – are sandwiched between deposits of C1q and that the classical complement cascade may have an ongoing and pathogenic role in GA by activating C3.


C1q's Unique Role in Neurodegeneration
C1q tags photoreceptor synapses to drive inflammation and neuronal damage
Activated microglial cells engulf synapses
C1q guides microglial cells to target synapses in GA
C1q Well Positioned to Drive Retinal Damage
C1q localized on drusen (hallmark pathology of GA)
C1q
Drusen
C1q anchors classical complement activation on drusen
Modified image from Jiao, 2018

In support of this hypothesis, we found that either deletion or pharmacologic inhibition of C1q was protective in an animal model of photoreceptor neuron loss induced by photo-oxidation, as shown below. Further, components of the classical complement cascade have been associated with photoreceptor cells in human GA tissue (C4 and C3) and implicated in photoreceptor cell targeting with an in vitro assay. Finally, C1q is locally produced within the retina during disease by infiltrating immune cells, indicating that its pathogenic role may be amenable to local inhibition of C1q. As described above, we believe inhibition of C1q would block all key components of the classical cascade, including C1q, C4, and C3 involved in immune cell attack and synapse pruning, as well as C5 involved in direct membrane damage.

As shown below, C1q inhibition was protective of photoreceptor cells and retinal function in a model of photoreceptor cell damage induced by light.

C1q Inhibition Protective of Photoreceptor Cells and Retinal Function in Model of GA-like damage



*p < 0.05

Phase 1b Trial in Glaucoma to Support Development in GA

We completed single-ascending dose (n=9) and sham-controlled multiple dose (n=17) studies of intravitreal ANX007 in patients with glaucoma to evaluate safety, tolerability, pharmacokinetics and target engagement. These patients had aqueous humor taps so that ocular fluid could be analyzed for levels of ANX007 and free C1q immediately prior to first dose (day 1) and prior to second dose (day 29). The studies showed that ANX007 was well-tolerated at all doses (1 mg, 2.5 mg and 5 mg) and achieved complete suppression of C1q at 2.5 mg and 5 mg, as illustrated below. We believe these results suggest that ANX007 can be dosed monthly or potentially less frequently in future Phase 2 efficacy trials. We are exploring further development of ANX007 that could enable patients to be dosed as infrequently as every six months.



D1 = Day 1 (before ANX007 dosing)
D29 = Day 29 (post-1st dose)

Development of ANX007 for GA

Based on our Phase 1b clinical results in glaucoma, our preclinical data showing protection in retinal neurodegeneration animal models, and C1q biology in this setting, we initiated a Phase 2 trial of ANX007 in GA. Our rationale to pursue ANX007 for GA includes:

- The classical complement pathway is implicated in GA by human genetics, and C1q and C4 are associated with pathology in human GA tissue. C1q is produced locally in the eye by infiltrating immune cells and may be more amenable to local inhibition by intravitreal administration of ANX007.

- The potential role of C1q in GA may be dual-purpose, resulting in both complement-mediated neurodegeneration and localized tissue damage unique to the eye. Local administration of ANX007 has been shown to be protective in animal photoreceptor neuron loss and achieved complete C1q inhibition in patients for 1-2 months.

- There is a well-established clinical and regulatory path for development.

Ongoing Phase 2 Trial in Geographic Atrophy

A randomized, controlled Phase 2 trial in GA patients who are at a high risk of progression is ongoing. The Phase 2 trial is designed to evaluate clinical effect of ANX007 on slowing of GA lesion growth over a one-year treatment period, leveraging the natural history data and patient selection criteria of prior GA trials. Enrollment in the Phase 2 trial was completed in early 2022, and initial data from the treatment-period portion of the trial are anticipated in the first half of 2023, with full data after the conclusion of the six-month off-treatment period anticipated by the end of 2023.

ANX1502

Overview of ANX1502

ANX1502 is a novel small molecule inhibitor of classical complement designed for oral administration in a range of chronic autoimmune diseases. ANX1502 converts to the active compound, ANX1439, on administration and delivers a highly potent and selective inhibitor of the activated form of C1s—part of the C1 complex that initiates the classical pathway. The active compound has been shown to have a high affinity to C1s and demonstrate a robust functional inhibition of the classical pathway.



Role of C1s in Complement-Mediated Autoimmune Diseases

The C1 complex is responsible for the activation of the classical pathway and is comprised of C1r, C1s and C1q. As part of the disease process, once activated, C1s is responsible for cleaving C4 and C2, key amplification components of the classical cascade. We believe that by stopping C1s from cleaving C4 and C2 with ANX1502, we will be able to block the classical cascade to reduce levels of inflammation, slow disease progression and potentially impact disease outcomes for patients.



C1s cleaves C4 and C2

Pathway amplification

Small molecule inhibitor blocks both C4 and C2 cleavage by C1s

Modified from Sharp et al, *PNAS*, 2019

Ongoing Phase 1 SAD Trial of ANX1502

We are evaluating ANX1502 in an ongoing Phase 1 SAD trial in healthy volunteers. In the SAD trial, a single dose of 450 mg has achieved target drug levels in plasma in patients, consistent with twice-daily dosing as of October 23, 2022. Additionally, ANX1502 has been generally well-tolerated.



Plasma levels after single dose**

**Cohorts where ANX1502 was administered without food

The SAD trial is ongoing to identify the maximum tolerated dose, and in parallel we are conducting a MAD trial of ANX1502 in healthy volunteers. We believe these efforts to characterize dosing properties of ANX1502 will lead to a proof-of-concept study in patients with CAD in the second half of 2023, which is supported by positive data generated by ANX005 in CAD patients in a Phase 2 signal-finding trial. We also plan to expand development into additional autoimmune indications with strong scientific rationale, including MMN, in the first half of 2024.

Development of ANX1502 for Autoimmune Disease

ANX1502 for Cold Agglutinin Disease (CAD)

Autoimmune hemolytic anemias, or AIHA, are characterized by the presence of auto-antibodies that bind red blood cells and activate the classical complement pathway. The temperature at which these auto-antibodies bind to red blood cells determines whether the hemolytic anemia is labeled "cold" or "warm." In both cases, the antibodies trigger classical complement activation, which tags red blood cells with complement components (e.g., C3d and C4d) for removal in the spleen or liver (via extra-vascular hemolysis) or, less commonly, leads to their direct lysis within blood vessels by the C5b-9 membrane attack complex (intravascular hemolysis). There are no approved treatments for AIHA in the United States; however, blood transfusions, steroids, rituximab, chemotherapies and splenectomies are currently used to treat patients with AIHA. It is estimated that up to 30% of patients require second-line treatment when treated with the standard of care treatment and approximately 11% of cases after symptom onset result in death.

CAD is a form of AIHA that affects approximately 5,000 people in the United States. We evaluated ANX005 in a Phase 2 study in patients with CAD and showed (n=3) that ANX005 was generally well tolerated for up to one year, the longest treatment duration of ANX005 to date. Additionally, ANX005 achieved full target engagement, completely inhibiting C1q and downstream complement components – consistent with ANX005 in other indications, and positive outcomes were observed in all CAD patients.



Based on these data, we plan to initiate a proof-of-concept study with ANX1502 in patients with CAD in 2023.

ANX1502 for Multifocal Motor Neuropathy (MMN)

MMN is a slowly progressing motor neuropathy disease characterized by progressive asymmetric distal weakness and muscle wasting over time. There are approximately 12,000 people affected by MMN in the United States and EU, and the disease primarily affects middle-aged men. The disease is driven by complement-activating autoantibodies against GM1, a ganglioside enriched in peripheral nerves, and is most often characterized by a motor nerve conduction block. Patients are often treated with IVIg; however, progressive nerve damage continues, and patients will require life-long and time-consuming treatment.



There is a strong rationale for C1 inhibition as a therapy for MMN. As part of the disease process, when anti-GM-1 ganglioside antibodies bind to peripheral nerves, C1q, C4b and C3b deposit on the nerve surface and contribute to progressive nerve damage. Complement deposition can be measured in an *ex vivo* assay using patient serum exposed to purified GM-1 on an assay plate (Figure below, left panel), and the degree of complement deposition activity

correlates with the patients' disease severity (middle panel). Blocking C1q activity protects against damage on cultured neurons in the presence of MMN autoantibodies (right panel).



Classical Complement Activation in MMN
Patient sera: C1q, C4b and C3b deposition on GM1 ganglioside in vitro correlates with anti-GM1 IgM titers
Complement deposition (OD)
Anti-GM1 antibody titer (OD)
C1q
C4b
C3b
Yuki, et al., J Neurol Neurosurg Psychiatry 2011
Complement Activation Correlates with Severity
Patient sera: In vitro complement deposition on GM1 ganglioside correlates with MMN disease severity
C3b deposition (ΔOD values)
Minor
Mild
Moderate
Severe
Muscle weakness
Vlam, et al., Neurology 2015
C1 Inhibition Reduces Effect of MMN Antibodies
Neuronal culture: Anti-C1q blocks neurotoxic calcium influx caused by IgM GM1antibodies
MMN serum
Control serum
Damaging calcium influx
Serum
MMN serum
MMN serum +anti-C1q
Harschnitz, et al., Annals Neurol 2016

Based on this scientific rationale, we plan to initiate a randomized, double-blind trial assessing the efficacy of ANX1502 compared to IVIg in the first half of 2024. The trial will be designed to assess the safety and tolerability of ANX1502 in the MMN patient population. We will plan to assess measures of peripheral muscle strength using Medical Research Council sum score to evaluate global muscle strength, as well as hand-held dynamometry and patient function.

Our Additional Programs

ANX005 for ALS

Overview of ALS

ALS is a devastating neurodegenerative disease with no disease modifying treatment that affects about 30,000 patients worldwide. There are rare familial forms of ALS (e.g., due to DNA mutations in the SOD1 and C9ORF72 genes), but the majority of ALS cases are considered sporadic. The disease is a motor neuron disease impacting both the central and peripheral nervous systems. ALS causes progressive weakness of muscles involved in limb movement, respiratory activity, swallowing and speaking. Death typically occurs within two to five years after symptom onset. There is evidence that neurodegeneration involves both central and peripheral synapses. The NMJ is a specialized

synapse between peripheral motor nerve and muscle fiber. As illustrated below, "dying back" of the peripheral nerve in ALS is associated with C1q / classical complement deposition on the NMJ.



C1q involvement in ALS

C1q and classical pathway activation is elevated in ALS patients. Specifically, C1q deposition has been noted in NMJs and C4d levels are increased in the CSF of ALS patients.

As shown below in a third-party preclinical model of ALS, muscle levels of C1q (at NMJs) increased with age (left panel) and were observed to correlate with decline in muscle strength (right panel).



Our goal with our C1q inhibitor is to prevent both the central and peripheral loss of synapses. Of note, there is significant overlap in the peripheral nerve structures that are involved in both GBS and ALS; therefore, we believe our ANX005 pharmacokinetics and pharmacodynamics data in GBS patients can be extrapolated to ALS patients.

Likewise, in an experimental model of SMA, another disease with both central and peripheral aspects of nerve damage, we found that treatment with anti-C1q antibody (mouse precursor of ANX005) protected against synapse loss and improved motor function. The same peripheral nerve pathway is involved in GBS and ALS, as illustrated below.

The same peripheral nerve pathway is involved in GBS and ALS


SPINAL CORD
DORSAL ROOT
DRG
PERIPHERAL NERVE
SENSORY FIBERS
MOTOR FIBERS
VENTRAL
NEUROMUSCULAR JUNCTION (NMJ)
Ventral Root
Peripheral Nerve Motor Fibers
Neuromuscular Junction
Involved in:
GBS & ALS

NfL is elevated in ALS patients

ALS patients have substantial elevations of NfL in both CSF and serum compared with controls and pre-symptomatic mutation carriers. In ALS patients, serum levels of NfL have been observed to increase in the year prior to onset of disease symptoms (see below). In addition, it has been observed that NfL levels in ALS patients correlated both with current disability and future patient outcomes.

Serum NfL Elevated in ALS Patients a Year Prior to Symptom Onset


Normal → Symptomatic
Log Serum NfL
0
1
2
3
4
5
6
7
8
Control range
>1
0-1
0
Years prior to symptoms

ANX005 Preliminary Phase 2a Data

We are currently conducting an open-label Phase 2 trial in ALS patients to evaluate the ability to inhibit C1q in the CSF and to reduce NfL levels in serum with ANX005. Preliminary data as of a cutoff date of December 6, 2022, from our ongoing Phase 2a trial (n=8) showed that treatment with ANX005 resulted in a reduction in NfL (left panel) and slowing of disease progression (right panel), as measured by reductions in revised ALS functional rating scores, during the initial 12-week on-treatment period, followed by an increase in disease progression while off treatment.





On-treatment: N=8; Off-treatment: n=6 (all patients who completed 12-week treatment protocol): Data as of 12/6/2022

N=8 (All patients who completed 12 or 24-week treatment protocol): Data as of 12/6/2022

Enrollment in our Phase 2a trial is ongoing with full data expected in 2023.

Lupus Nephritis

Overview of LN and Role of C1q

LN is one of the most serious complications of systemic lupus erythematosus (SLE). It occurs when the immune system mistakenly attacks the kidneys, leading to inflammation and possibly to organ damage. Inflammation of the kidneys can harm the ability of the overall renal system to properly remove waste from blood, maintain the correct amount of body fluids, and regulate hormone levels for controlling blood pressure and blood volume. LN affects approximately 60,000 people in the United States each year.

In active disease, pathogenetic auto-antibodies against C1q (PACAs) enhance LN disease activity by enhancing C1q activity and amplifying kidney inflammation and damage.

ANX009 for LN

ANX009 is designed to potently bind to C1q in the circulation and selectively inhibit activation of the classical complement cascade in the blood stream. ANX009 is a Fab formulated for subcutaneous delivery with a goal of enabling chronic dosing for antibody-mediated autoimmune diseases of blood and vascular structures. We believe that the inhibitory activity of ANX009 and its on/off design may benefit patients with hematological autoimmune disorders, including the glomerular inflammation associated with LN.

We are evaluating ANX009 as a treatment option for a subset of lupus nephritis patients who are at a high risk of renal flare due to pathogenic anti-C1q antibodies in the circulation, and who we believe may respond to treatment with our anti-C1q approach. Importantly, we are taking a precision medicine approach for patients with LN who have high baseline complement activity, and we have identified a potential plasma biomarker that identifies lupus nephritis patients with ongoing early classical complement cascade activation.



High baseline complement activity correlated with disease activity

Patients most likely to respond to ANX009

We have observed that daily subcutaneous administration of ANX009 fully inhibited C1q functional activity in the serum of non-human primates. Its activity occurred rapidly after the first dose and this activity rapidly reversed after dosing was stopped.



Daily subcutaneous administration of ANX009 fully inhibited C1q in the circulation of non-human primates

A Phase 1 first-in-human clinical trial was completed in 2021 and data showed that ANX009 was well-tolerated, consistent with preclinical toxicology studies, and demonstrated complete and sustained inhibition of circulating C1q, supporting potential twice-weekly subcutaneous administration.



Full inhibition of C1q in serum with ANX009 in Phase 1 study

Healthy volunteers; Dosing on days 0, 3, 7 and 10

Ongoing Development of ANX009 for LN

We are evaluating ANX009 in an ongoing Phase 1b signal-finding trial designed to assess the safety and tolerability of ANX009 in patients with LN, as well as explore impact on complement pharmacodynamic markers, exploratory markers of renal tissue damage and clinical function. Enrollment in the trial is ongoing with data anticipated in the first half of 2023.

ANX105

We are developing our next-generation product candidate, ANX105, an investigational full-length mAb formulated for intravenous administration. We designed ANX105 to have enhanced dosing and PK properties to enable its use as a chronic treatment for autoimmune and neurodegenerative diseases. We are evaluating ANX105 in an ongoing Phase 1 SAD trial in healthy volunteers and expect to report initial clinical data in 2023.

Intellectual Property

Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, new therapeutic approaches and potential indications, and other inventions that are important to our business. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important for the development and implementation of our business. We also rely on the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, we rely on confidentiality agreements to protect our interests. We generally require our employees, consultants, scientific advisors and contractors to enter into confidentiality agreements prohibiting the disclosure of confidential information and requiring disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Our patent portfolio includes patents and patent applications that are licensed to us in whole or in part from a number of partners, including Stanford University and the University of California, and patents and patent applications that are owned by us. Our proprietary technology has been primarily developed by in-house research and development programs, and to a lesser extent through acquisitions, relationships with academic research centers and contract research organizations.

For our product candidates, we will, in general, initially pursue patent protection covering compositions of matter and methods of use. Throughout the development of our product candidates, we seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including by protecting inventions related to additional methods of use, processes of making, formulation and dosing regimens.

We hold worldwide development and commercialization rights, including through exclusive licenses, to all of our product candidates, which allows us to strategically maximize value from our product portfolio over time. Our patent portfolio includes patent protection for our upstream complement platform and each of our product candidates.

As of January 15, 2023, our patent portfolio, including patents licensed from our partners, comprised 18 different patent families filed in various jurisdictions worldwide. Our patent portfolio includes issued patents and patent applications in the United States and in other jurisdictions.

One patent family, which we exclusively license from Stanford University, includes nine granted U.S. patents covering various methods of treating neurodegeneration and related medical conditions by inhibiting the C1 complex or its components, such as by using an anti-C1q antibody. The U.S. patents in this family include claims covering uses of ANX005, ANX007, ANX009 and ANX105. These U.S. patents will expire between 2026 and 2030, absent any disclaimers, extensions or adjustments of patent term. There are no pending applications or foreign patents in this family.

Two other patent families, which we own, are directed to anti-C1q antibodies and methods of using them. These families include five granted U.S. patents, two pending U.S. patent applications, 19 granted foreign patents and 20 pending foreign patent applications. The U.S. patents in these families cover ANX005, ANX007, ANX009 and ANX105. These patents will expire between 2034 and 2037, absent any disclaimers, extensions or adjustments of patent term.

Other patent families that we own include:

- one granted U.S. patent, one pending U.S. patent application, three granted foreign patents, and 13 pending foreign patent applications. The granted U.S. patent in this family includes claims directed to antibody fragments of anti-C1q antibodies, including ANX007 and ANX009. This patent will expire in 2037, absent any disclaimers, extensions or adjustments of patent term;

- one U.S. patent application and one pending Patent Cooperation Treaty, or PCT, application. The pending U.S. patent application in this family includes claims directed to anti-C1q antibodies, including ANX105. Patents that may be issued from this family would expire in 2042, absent any disclaimers, extensions or adjustments of patent term;

- one pending U.S. patent application. The pending U.S. patent application in this family includes claims covering a pharmaceutical formulation comprising anti-C1q antibodies, including ANX005, ANX007, ANX009 and ANX105. Patents that may be issued from this family would expire in 2043, absent any disclaimers, extensions or adjustments of patent term;

- one pending U.S. patent application, one pending PCT application, and six pending foreign patent applications. The pending U.S. patent application in this family includes claims covering certain small molecule modulators of the classical pathway, including ANX1502. Patents that may be issued from this family would expire in 2041, absent any disclaimers, extensions or adjustments of patent term; and

- one pending PCT application. The pending PCT patent application in this family includes claims covering certain small molecule modulators of the classical pathway. Patents that may be issued from this family would expire in 2043, absent any disclaimers, extensions or adjustments of patent term.

Our patent portfolio also includes ten patent families, owned by us solely or jointly with the University of California or The J. David Gladstone Institutes or Fondazione Telthon and Universitia degla Studi di Trento, directed to the treatment of certain medical conditions using anti-C1q antibodies, including ANX005, ANX007, ANX009 and ANX105. These families include six pending U.S. patent applications, one granted foreign patent, 23 pending foreign patent applications, and four pending PCT applications. Patents that may be issued from these applications would expire between 2034 and 2043, absent any disclaimers, extensions or adjustments of patent term.

Exclusive (Equity) Agreement with The Board of Trustees of the Leland Stanford Junior University

In November 2011, we and The Board of Trustees of the Leland Stanford Junior University, or Stanford, entered into an exclusive licensing agreement, or the Stanford Agreement. Under the Stanford Agreement, Stanford granted to us an exclusive, worldwide, royalty-bearing, sublicensable license, under certain patent rights, or the Licensed Patents, to make, use, offer for sale, sell, import and otherwise commercialize products covered by the Licensed Patents for human or animal diseases, disorders or conditions. We are required to meet certain development and funding diligence milestones for the licensed products.

Under the Stanford Agreement, we are obligated to pay Stanford an upfront payment, license maintenance fees ranging from the single digit to tens of thousands of dollars per year, and milestone payments totaling up to $675,000. We also agreed to make royalty payments at a rate equal to a low single-digit percentage of worldwide net sales of licensed products and a portion of certain sublicensing income we receive from sublicensees at a rate in the low double digit percentages, subject to a specified maximum total payment.

Additionally, in accordance with the terms of the Stanford Agreement, upon closing our first financing event that raised at least $2.0 million, we granted Stanford $150,000 in shares of our redeemable convertible preferred stock. We may also have to pay a fee to Stanford if we assign our rights under the Stanford Agreement to a third party.

We may terminate the Stanford Agreement in its entirety, or as to a particular Licensed Patent or licensed product, for convenience on thirty days' prior written notice. Stanford may terminate the Stanford Agreement for our breach that remains uncured for forty-five days or if we provide any false report, are delinquent on any report or payment, fail to achieve a milestone or fail to diligently develop and commercialize a licensed product.

Patent Term and Term Extensions

The terms of individual patents are determined based primarily on the filing date of the earliest non-provisional patent application to which a claim of priority is made or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the filing date of the earliest non-provisional patent application to which a claim of priority is made. In addition, in certain instances, the term of a U.S. patent can be extended to recapture a portion of the United States Patent and Trademark Office, or USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the restoration period cannot extend the patent term beyond 14 years from FDA approval for the product covered by that patent. In addition, only one patent applicable to an approved drug may receive the extension, and the extension applies only to coverage for the approved drug, methods for using it and methods of manufacturing it, even if the claims cover other products or product candidates. Where one patent covers multiple products or product candidates, it may only receive an extension for one of the covered products; any extension related to a second product or product candidate must be applied to a different patent. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from filing date of the earliest non-provisional patent application to which a claim of priority is made, such as a PCT application. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and various foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product by product basis, from country to country, and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled "Risk Factors—Risks Related to Our Intellectual Property."

Trademarks and Know-How

In connection with the ongoing development and advancement of our products and services in the United States and various international jurisdictions, we seek to create protection for our marks and enhance their value by pursuing trademarks and service marks where available and when appropriate. In addition to patent and trademark protection, we rely upon know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed by our employees and through relationships with third parties. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors, commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, see the section titled "Risk Factors—Risks Related to Our Intellectual Property."

Sales and Marketing

We hold worldwide commercialization rights, including through exclusive licenses, to our product candidates. Given our stage of development, we have not yet established a commercial organization or distribution capabilities. Should any of our product candidates be approved for commercialization, we intend to develop a plan to commercialize them in the United States and other key markets, through internal infrastructure and/or external partnerships in a manner that will enable us to realize the full commercial value of our programs.

Manufacturing

Our success as a company will depend on our ability to deliver reliable, high-quality preclinical and clinical drug supply. We do not currently own or operate facilities for product manufacturing, storage and distribution, or testing. We contract with third parties for the manufacture of our product candidates. Because we rely on contract manufacturers, we employ personnel with extensive technical, manufacturing, analytical and quality experience. Our staff has strong project management discipline to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions.

Manufacturing is subject to extensive regulation that imposes various procedural and documentation requirements and that governs record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, and more. Our systems and our contractors are required to be in compliance with these regulations, and compliance is assessed regularly through monitoring of performance and a formal audit program.

Our current supply chains for our lead drug candidates involve several manufacturers that specialize in specific operations of the manufacturing process, specifically, raw materials manufacturing, drug substance manufacturing and drug product manufacturing. We currently operate under work order programs for our drug candidates with master services agreements in place that include specific supply timelines, volume and quality specifications. We intend to establish long-term supply agreements in the future. We believe our current manufacturers have the scale, the system, and the experience to supply our currently planned clinical trials.

We do not currently require commercial manufacturing capabilities. Should our needs change, we will need to scale up our manufacturing processes to enable commercial launch. To ensure continuity in our supply chain, we plan to establish supply arrangements with alternative larger scale suppliers for certain portions of our supply chain, as appropriate.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our executive and scientific team, research, clinical capabilities, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including pharmaceutical, biopharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, and experience in obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Guillain-Barré Syndrome

There are currently no approved therapies for GBS in the United States. IVIg and plasma exchange are the current standards of care in the Western world and parts of Asia. Currently, two investigational products are in development. Hansa Biopharma AB is conducting an open label Phase 2 trial of imlifidase in GBS patients in Europe and the United Kingdom. AstraZeneca/Alexion completed a Phase 3 trial of SOLIRIS (eculizumab) in Japan that did not meet its primary endpoint.

Cold Agglutinin Disease, a type of autoimmune hemolytic anemia

Sanofi's sutimlimab was approved by the FDA for CAD in February 2022. There are currently three investigational agents in clinical trials for CAD. Novartis's iptacopan, an oral Factor B inhibitor, is currently in Phase

2. Apellis's pegcetacoplan is in Phase 3, being conducted by Apellis's European partner, Swedish Orphan Biovitrum (Sobi). Sanofi is testing BIVV020 in a Phase 1 trial.

Lupus Nephritis

There are currently two approved medicines specifically for LN: GSK's Benlysta and Aurinia's Lupkynis. There are four agents in development targeting the complement pathway, all in Phase 2 development: AstraZeneca's ravulizumab, a C5 inhibitor, and also ALXN2050, an oral Factor D inhibitor. Omeros is developing narsoplimab, a MASP-2-targeting monoclonal antibody, and Novartis is developing iptacopan, an oral factor B inhibitor. Outside of the complement pathway, there are currently five agents in Phase 3 development for adults with lupus: Roche's obinutuzumab, Novartis's secukinumab and ianalumab, AstraZeneca's anifrolumab and Vera Therapeutics's ataticept. Additionally, Aurinia Pharmaceuticals is planning to start a trial of voclosporin in adolescents with lupus nephritis.

Huntington's Disease

There are no approved disease-modifying therapies for HD. Multiple companies are developing potentially disease-modifying therapies, including Prilenia's Pridopidine in Phase 3, PTC Therapeutics's PTC518 in Phase 2, Sage Therapeutics's SAGE-718 in Phase 2, and uniQure's gene therapy candidate, AMT-130 in Phase 1/2. Roche recently initiated a Phase 2 study of tominersen in prodromal or early manifest HD patients aged 25-50. Additional early-stage products in development are AskBio's BV-101 candidate gene therapy in Phase1/2, and Wave Life Sciences's WVE-003 in Phase 1/2.

Amyotrophic Lateral Sclerosis

The drugs riluzole and Radicava (edaravone) are currently approved for the treatment of ALS and have shown modest effects in slowing the progression of the disease. Amylyx's Albrioza (AMX0035) was approved by the FDA in September 2022 and has shown a survival benefit among patients with ALS. Zilucoplan, a C5a inhibitor from UCB, is in a Phase 2/3 study as a part of the HEALEY ALS platform trial. Apellis has also initiated a Phase 2 study with APL-2, their C3-inhibitor. Another nine investigational agents are currently in Phase 3 development. There are a significant number of companies conducting clinical trials in ALS patients, including Ionis, NurOwn, Biohaven, Prilenia, Cytokinetics and others.

Geographic Atrophy

One FDA-approved treatment is currently available for GA, Apellis's Syfovre, a C3 inhibitor, which was also filed in the European Union in December 2022. Iveric Bio's avacincaptad pegol, a C5 inhibitor, was filed by the FDA with a Prescription Drug User Fee Act goal date of October 2023. Other complement cascade-targeted agents in development are Ionis's IONIS-FB-LR, an antisense molecule inhibitor of Complement Factor B in a Phase 2 trial; AstraZeneca's danicopan, an oral, complement factor D inhibitor in a Phase 2 trial. A Phase I trial of JNJ 1887, Janssen's investigational gene therapy expressing soluble CD59, has recently been completed with positive results. Complement-directed therapies in clinical development for genetically selected patient populations include GT005, a Factor I gene therapy in Phase 2 development by Gyroscope (recently acquired by Novartis). Other products that do not target the complement cascade currently in Phase 2 or 3 clinical trials are being developed by Roche, Alkeus, Allegro, and Regenerative Patch Technologies. ONL Therapeutics and Astellas each have an asset in Phase 1 of development.

Multifocal Motor Neuropathy

Currently, Gammagard Liquid (10% Immune Globulin Infusion (Human)) is the only therapy approved by the FDA for MMN. There are few agents in development for MMN. Argenx's ARGX-117, an IV-delivered C2 inhibitor is in Phase 2. Takeda is conducting a Japan-based Phase 3 trial of TAK-771, a 10% Immune Globulin and Recombinant Human Hyaluronidase (rHuPH20) delivered as a subcutaneous infusion.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of product candidates such as those we are developing. A new drug must be approved by the FDA through the ND, process and a new biologic must be approved by the FDA through the biologics license application, or BLA, process before it may be legally marketed in the United States. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologics Regulation

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or FDCA, and in the case of biologics, also under the Public Health Service Act, or PHSA, and their implementing regulations. The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's Good Laboratory Practice requirements, or GLP requirements and other applicable regulations;

- submission to the FDA of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin;

- approval by an institutional review board, or IRB, or ethics committee, or EC, at each clinical site before the trial is commenced at such site;

- performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy of the proposed drug, or the safety, purity and potency of the proposed biologic for its intended purpose;

- preparation of and submission to the FDA of an NDA or BLA after completion of all required clinical trials;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- a determination by the FDA within 60 days of its receipt of an NDA or BLA whether to file the application for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed drug or biologic is produced to assess compliance with current Good Manufacturing Practices, or cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the product's continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCP; and

- FDA review and approval of the BLA or NDA to permit commercial marketing of the product for specific indication(s) for use in the United States.

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. Prior to beginning the first clinical trial with a product candidate in the United States, a sponsor must submit an IND to the FDA, which is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for the proposed clinical trial(s). The IND also includes results of animal and *in vitro* studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically goes into effect 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or *in vitro* testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an independent IRB or EC for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a Data Safety Monitoring Board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Regulatory authorities, the IRB/ethics committee or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objective(s). There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

For purposes of BLA or NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

- Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 trials may also be made a condition to approval of the BLA or NDA.

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA or NDA requesting approval to market the product candidate for one or more indications. The BLA or NDA must include all relevant data available from preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product candidate or from a number of alternative sources, including studies and trials initiated by investigators. The submission of a BLA or NDA requires payment of a substantial user fee to the FDA, and the sponsor of an approved BLA or NDA is also subject to an annual program fee. A waiver of user fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on BLAs or NDAs for products designated as Orphan Drugs, unless the application also seeks a non-orphan-designated indication.

Within 60 days following submission of the application, the FDA reviews a BLA or NDA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA or NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the Sponsor may meet with the FDA to confirm the additional information required to resubmit the BLA or NDA. Once a BLA or NDA has been accepted for filing, the FDA's goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the filing date. Priority review designation will direct overall attention and resources to the evaluation of applications for products that, if approved, would represent significant improvements in the safety or effectiveness of the treatment, diagnosis or prevention of serious conditions. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facilities in which it is manufactured, processed, packed or held meet standards designed to assure the product's continued safety, purity and potency. The FDA may also convene a public Advisory Committee to provide additional expert insight on application review questions. The FDA is not bound by recommendations of an Advisory Committee, but it considers such recommendations when making decisions regarding approval.

Before approving a BLA or NDA, the FDA will typically inspect the facility or facilities where the product candidate is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA or NDA, the FDA will typically inspect one or more clinical sites and/or the sponsor's offices to assure compliance with GCP.

After the FDA evaluates a BLA or NDA and conducts inspections of clinical trial sites and manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an Approval Letter or a Complete Response Letter. An Approval Letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the BLA or NDA is not ready for approval in its present form and ends the current review cycle, and will describe all of the deficiencies that the FDA has identified in the BLA or NDA. The FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA or NDA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA or NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. Additionally, the FDA may approve a BLA or NDA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Once approved, the FDA may withdraw the product approval if compliance with pre- and post- marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-marketing studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA's review and approval of product candidates that meet certain criteria. Specifically, drugs and biologics s are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. For a Fast Track product candidate, the FDA may consider sections of the BLA or NDA for review on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the application. A BLA or NDA for a Fast Track-designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA or NDA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the product candidate, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious disease or condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior reviewers at FDA.

In addition, a product candidate may be eligible for accelerated approval. Drugs and biologics intended to treat serious or life threatening diseases or conditions may be eligible for accelerated approval upon a determination that the drug or biologic has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires sponsors of products receiving accelerated approval to conduct well-controlled confirmatory required to verify or characterize the drug or biologic's predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a product or indication approved under accelerated approval if, for example, the sponsor fails to conduct any required confirmatory studies in a timely manner, or if such studies fail to verify the predicted clinical benefit of the product.

Fast Track designation, priority review, accelerated approval and Breakthrough Therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant Orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan Drug designation must be requested before submitting a BLA or NDA. After the FDA grants Orphan Drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval requirements or process.

If a product candidate that has Orphan Drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA or NDA, to market the same biologic or chemical entity for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug exclusivity or if the FDA finds that the holder of the Orphan Drug exclusivity has not shown that it can assure the availability of sufficient quantities of the Orphan Drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan Drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of Orphan Drug designation are tax credits for certain research and development activities and a waiver of the BLA or NDA application user fee.

A designated Orphan Drug may not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received Orphan designation. In addition, Orphan Drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with Orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any drugs or biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

- fines, Warning Letters, or untitled enforcement letters;

- clinical holds on clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drugs and biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of so-called "off-label" uses. Failure to comply with these requirements can result in, among other things, adverse publicity, Warning Letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Biosimilars and Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, signed into law in 2010, includes a subtitle called the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to, or interchangeable with, an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study.

Drug Product Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. For example, the FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state fraud and abuse laws, including false claims, civil monetary penalties, consumer protection and transparency laws regarding drug pricing and payments or other transfers of value made to physicians and other licensed healthcare professionals, as well as similar foreign laws in the jurisdictions outside the United States. Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, disgorgement, additional reporting obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information, including clinical trial data, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. For example, the General Data Protection Regulation, or the GDPR, imposes strict requirements for processing the personal data of individuals within the European Economic Area, or the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, from January 1, 2021, companies have had to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data

Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. No uniform policy exists for coverage and reimbursement for products exists among U.S. third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. One third-party payor's decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service. As a result, the coverage determination process will often require us to provide scientific and clinical support for the use of our product candidates to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. Furthermore, there can be no assurance that a product will be considered medically reasonable and necessary for a specific indication, that a product will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payor's reimbursement policies will not adversely affect the ability to sell a product profitably.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain "branded prescription drugs" to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court's decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted, including aggregate reductions of Medicare payments to providers, which will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, absent additional Congressional action. In addition, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, beginning January 1, 2024.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare product candidates and services, which could result in reduced demand for our product candidates once approved or additional pricing pressures.

Human Capital Resources

As of December 31, 2022, we had 80 full-time employees, 64 of whom were primarily engaged in research and development activities. A total of 27 employees have an M.D., Ph.D. or Pharm.D. degree. Most of our employees are based in our Brisbane, California facility, subject to hybrid and remote work arrangements.

We believe that our future success will depend, in part, on our ability to continue to attract, hire, and retain qualified personnel. We continue to seek additions to our science and technical staff. Through our experience with technological innovation, we appreciate the importance of retention, growth and development of our employees. We believe we offer competitive compensation (including salary, incentive bonus, and equity) and benefits packages. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Corporate Information

We were incorporated under the laws of the State of Delaware on March 3, 2011. Our principal executive offices are located at 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005, and our telephone number is (650) 822-5500. Our corporate website address is www.annexonbio.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this Annual Report on Form 10-K.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and related amendments, exhibits and other information with the Securities and Exchange Commission, or the SEC. You may access and read our filings without charge through the SEC's website at www.sec.gov or through our website at https://ir.annexonbio.com/financial-information/sec-filings, as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Our business involves significant risks, some of which are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes. If any of the following risks actually occur, it could harm our business, prospects, results of operations and financial condition and future prospects. In such event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Annual Report on Form 10-K.

Risk Factor Summary

The following summarizes the most material risks that make an investment in our securities risky or speculative. If any of the following risks occur or persist, our business, financial condition and results of operations could be materially harmed and the price of our common stock could significantly decline.

- We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

- We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

- Our business is heavily dependent on the successful development, regulatory approval and commercialization of our product candidates, which are in early stages of clinical development.

- Public health crises such as pandemics or similar outbreaks have, and could in the future, materially and adversely affect our preclinical and clinical trials, business, financial condition and results of operations.

- Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

- Adverse events or undesirable side effects caused by, or other unexpected properties of, any of our product candidates could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

- We rely on third-party suppliers to manufacture our product candidates, and we intend to rely on third parties to produce commercial supplies of any approved product. The loss of these suppliers, or their failure to comply with applicable regulatory requirements or to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

- Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

- Our current and any future product candidates or products could be alleged to infringe patent rights and other proprietary rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and/or limit our ability to commercialize our products.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company, and we have only a limited operating history upon which you can evaluate our business and prospects. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have no products approved for commercial sale and have not generated any revenue from sales of our product candidates and have incurred losses in each year since our inception in March 2011. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical, biopharmaceutical and biotechnology industry.

We have had significant operating losses since our inception. Our net loss for the years ended December 31, 2022 and 2021 was approximately $141.9 million and $130.3 million, respectively. As of December 31, 2022, we had an accumulated deficit of $438.3 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our product candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities. Our product candidates will require additional clinical development, and we intend to conduct additional research and development activities to discover and develop new product candidates, including conducting preclinical studies and clinical trials, all of which will require substantial additional funds. We will continue to expend significant resources for the foreseeable future in connection with these activities. These expenditures will include costs associated with conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates or any future product candidates.

As of December 31, 2022, we had capital resources consisting of cash and cash equivalents and short-term investments of approximately $242.7 million. We expect our existing capital resources to fund our planned operating expenses into 2025. However, our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity offerings or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to our stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

- the scope, progress, results and costs of researching and developing our current product candidates or any other future product candidates we choose to pursue, conducting preclinical studies and clinical trials, and delays related to the COVID-19 pandemic;

- the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates or any future product candidates;

- the number and characteristics of any additional product candidates we develop or acquire;

- the timing and amount of any milestone, royalty and/or other payments we are required to make pursuant to our current or any future license or collaboration agreements;

- the cost of manufacturing our product candidates or any future product candidates and any products we successfully commercialize;

- the cost of building a sales force in anticipation of product commercialization;

- the cost of commercialization activities of our product candidates, if approved for sale, including marketing, sales and distribution costs;

- our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

- any product liability or other lawsuits related to our products;

- the expenses needed to attract, hire and retain skilled personnel;

- the costs associated with being a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

- the timing, receipt and amount of sales of any future approved products; and

- the impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions, macroeconomic factors, including increasing inflation and interest rates, exchange rate fluctuations and supply chain disruptions, and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. If adequate funds are not available to us on a timely basis, we may be required to:

- delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for our product candidates or any future product candidate;

- delay, limit, reduce or terminate our research and development activities; or

- delay, limit, reduce or terminate our efforts to establish manufacturing and sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates or any future product candidate or reduce our flexibility in developing or maintaining our sales and marketing strategy.

We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue on our own. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and unless and until our product candidates are clinically tested, approved for commercialization and successfully marketed. To date, we have primarily financed our operations through the sale of equity securities and warrants to purchase our equity securities. We will be required to seek additional funding in the future and currently intend to do so through public or private equity offerings or debt financings, credit or loan facilities, collaborations or a combination of one or more of these funding sources. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

Due to the significant resources required for the development of our product candidates, we must prioritize development of certain product candidates and/or certain disease indications. We may expend our limited resources on candidates or indications that do not yield a successful product and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We are currently focused on developing product candidates to address classical complement-mediated autoimmune and neurodegenerative diseases. We seek to maintain a process of prioritization and resource allocation among our programs to maintain a balance between aggressively advancing our product candidates in identified indications and exploring additional indications or mechanisms as well as developing future product candidates. However, due to the significant resources required for the development of our product candidates, we must focus on specific diseases and disease pathways and decide which product candidates to pursue and the amount of resources to allocate to each such product candidate.

Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, any decision to delay, terminate or collaborate with third parties in respect of certain programs may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the autoimmune or neurodegenerative or pharmaceutical, biopharmaceutical or biotechnology industry, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain development and commercialization rights.

Our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations.

Our quarterly and annual results of operations may fluctuate significantly, which makes it difficult for us to predict our future results of operations. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

- the timing and cost of, and level of investment in, research, development and, if approved, commercialization activities relating to our product candidates, which may change from time to time;

- the timing and status of enrollment for our clinical trials;

- the cost of manufacturing our product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

- expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

- timing and amount of any milestone, royalty or other payments due under any collaboration or license agreement;

- future accounting pronouncements or changes in our accounting policies;

- the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

- the timing of receipt of approvals for our product candidates from regulatory authorities in the United States and internationally;

- coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products; and

- the level of demand for our product candidates, if approved, which may vary significantly over time.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if any forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Risks Related to Our Business

Our business is heavily dependent on the successful development, regulatory approval and commercialization of our product candidates, which are in early stages of clinical development.

We have no products approved for sale, and our product candidates are in early stages of clinical development. The success of our business, including our ability to finance our company and generate revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product candidates and, in particular, the advancement of our current clinical-stage product candidates. However, given the stage of development of our product candidates, it may be many years, if we succeed at all, before we have demonstrated the safety, purity, potency and/or efficacy of a product candidate sufficient to warrant approval for commercialization. We cannot be certain that our product candidates will receive regulatory approval or be successfully commercialized even if we receive regulatory approval.

While inhibition of the complement pathway has been validated as a therapeutic approach, C1q inhibition is a novel therapeutic approach, which exposes us to certain risks. For example, we may discover that our product candidates do not possess certain properties required for therapeutic effectiveness, or even if found to be effective in one type of disease, they are not effective in other types of disease. In addition, given the novel nature of this therapeutic approach, designing preclinical studies and clinical trials to demonstrate the effect of the product candidates is complex and exposes us to risks, including that our biomarker-driven approach may not translate into therapeutic effectiveness.

In the future, we may also become dependent on other product candidates that we may develop or acquire. The clinical and commercial success of our product candidates and future product candidates will depend on a number of factors, including the following:

- the COVID-19 pandemic, which may result in clinical site closures, delays to patient enrollment, patients discontinuing their treatment or follow up visits or changes to trial protocols;

- our ability to raise any additional required capital on acceptable terms, or at all;

- our ability to complete an investigational new drug application, or IND, enable studies and successfully submit INDs or comparable applications;

- timely completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

- whether we are required by the U.S. Food and Drug Administration, or the FDA, or similar foreign regulatory agencies to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

- acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our product candidates by the FDA and similar foreign regulatory authorities;

- our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, efficacy and acceptable risk to benefit profile of our product candidates or any future product candidates;

- the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future approved products, if any;

- the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

- achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain compliance with our contractual obligations and with all regulatory requirements applicable to our product candidates or any future product candidates or approved products, if any;

- the ability of third parties with whom we contract to manufacture adequate clinical trial and commercial supplies of our product candidates or any future product candidates remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMPs;

- our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

- our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

- the convenience of our treatment or dosing regimen;

- acceptance by physicians, payors and patients of the benefits, safety and efficacy of our product candidates or any future product candidates, if approved, including relative to alternative and competing treatments;

- the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or any future product candidates, if approved;

- patient demand for our product candidates, if approved, including the willingness of patients to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

- our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates; and

- our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or commercialize our product candidates. Even if regulatory approvals are obtained, we may never be able to successfully commercialize any of our product candidates. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of our product candidates or any future product candidates to continue our business or achieve profitability.

Public health crises such as pandemics or similar outbreaks have, and could in the future, materially and adversely affect our preclinical and clinical trials, business, financial condition and results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to the COVID-19 pandemic. In response to the COVID-19 pandemic, "shelter in place" orders and other public health guidance measures were implemented across much of the United States and Europe, including in the locations of our offices, clinical trial sites, key vendors and partners. We expect that our clinical development program timelines will continue to be negatively affected by the COVID-19 pandemic, which could materially and adversely affect our business, financial condition and results of operations. For instance, we experienced interruption in clinical trial activities in Bangladesh due to quarantines, shortages in clinical site staff, longer timelines for clinical site initiation and temporary shortages in lab kits and supplies. Additionally, the COVID-19 pandemic has adversely impacted hospitals and medical facilities where we are currently conducting our clinical trials and has resulted in increased competition for more limited hospital resources among companies conducting clinical trials. Our increased reliance on personnel working from home has, and may continue to, negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories have been delayed.

As a result of the COVID-19 pandemic, or similar pandemics, and related "shelter in place" orders and other public health guidance measures, we have experienced, and may in the future experience, disruptions that could materially and adversely impact our clinical trials, business, financial condition and results of operations. These disruptions include but are not limited to:

- delays or difficulties in enrolling patients in our clinical trials;

- delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

- increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

- interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and clinical study endpoints;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

- delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations, or CROs, and vendors;

- interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

- interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

- delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

- limitations on employee or other resources that would otherwise be focused on the conduct of our clinical trials and pre-clinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures or mass transit disruptions;

- changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;

- delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

- refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

These and other factors arising from the COVID-19 pandemic could worsen or could return in countries where the COVID-19 pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could materially and adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic continues to evolve. The extent to which the outbreak may continue to affect our clinical trials, business, financial condition, results of operations, and clinical development timelines and plans will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the duration of the outbreak, the emergence of new variants, rates of infection in the locations in which we and our CROs, third-party manufacturers, regulatory authorities and other third parties with whom we do business operate, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition and results of operations.

Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We are at an early stage of clinical development of our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

- our product candidates may not successfully complete preclinical studies or clinical trials;

- a product candidate may be shown to have harmful side effects or other characteristics that indicate it does not meet applicable regulatory criteria;

- our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

- the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

- a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

- if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate; and

- a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occur, we may be forced to abandon our development efforts for a product candidate or candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Failure of a product candidate may occur at any stage of preclinical or clinical development, and we may never succeed in developing marketable products or generating product revenue.

We may not be successful in our efforts to further develop our current and future product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization and significant marketing efforts before we generate any revenue from product sales, if at all. Any clinical studies that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future clinical studies are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for our product candidates.

The FDA or other regulatory agencies may not agree with our clinical development plan and require that we conduct additional clinical trials to support our regulatory submissions, including the FDA may require that we conduct more than one pivotal trial in order to gain approval.

If any of our product candidates successfully completes clinical trials, we plan to seek regulatory approval to market our product candidates in the United States, the European Union, or the EU, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of our product candidates. We may also rely on collaborators or partners to conduct the required activities to support an application for regulatory approval and to seek approval for one or more of our product candidates. We cannot be sure that any such collaborators or partners will conduct these activities successfully or do so within the timeframe we desire. Even if we or any future collaborators or partners are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue and results of operations could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Any approval we may obtain could be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

We may encounter substantial delays in our clinical trials or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND or a clinical trial application, or CTA, will result in the FDA or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

- the COVID-19 pandemic, which may result in clinical site closures, delays to patient enrollment, patients discontinuing their treatment or follow up visits or changes to trial protocols;

- generating sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

- the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

- delays in obtaining regulatory authorization to commence a trial;

- reaching agreements on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- identifying, recruiting and training suitable clinical investigators;

- obtaining institutional review board, or IRB, approval at each trial site;

- imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, or equivalent foreign application or amendment;

- new safety findings that present unreasonable risk to clinical trial participants;

- a negative finding from an inspection of our clinical trial operations or study sites;

- recruiting an adequate number of suitable patients to participate in a trial;

- having subjects complete a trial or return for post-treatment follow-up;

- clinical trial sites deviating from trial protocol or dropping out of a trial;

- addressing subject safety concerns that arise during the course of a trial;

- adding a sufficient number of clinical trial sites; or

- obtaining sufficient product supply of product candidates for use in preclinical studies or clinical trials from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials which could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

- we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials or require that we submit additional data or information before allowing a clinical trial to be initiated;

- clinical studies of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

- the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide us with sufficient product supply to conduct and complete preclinical studies or clinical trials of our product candidates in a timely manner, or at all;

- we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our product candidates may be greater than we anticipate;

- the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates may be insufficient or inadequate;

- regulators may revise the requirements for approving our product candidates or such requirements may not be as we anticipate; and

- any future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, we may:

- incur unplanned costs;

- be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

- obtain marketing approval in some countries and not in others;

- obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

- obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

- be subject to additional post-marketing testing requirements; or

- have the product removed from the market after obtaining marketing approval.

For example, we believe that we will be able to seek FDA approval of ANX005 for the treatment of patients with GBS based on the results from a single pivotal trial. However, the FDA may not agree that the data from one pivotal trial are sufficient to warrant approval of ANX005, even if we believe the results are sufficiently positive. In such an event, we would be required to conduct one or more additional clinical trials before seeking FDA approval of ANX005 for patients with GBS, if ever, which would increase our expenses and could delay or prevent commercialization of ANX005 in GBS.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. For instance, we have experienced interruption in clinical trial activities in Bangladesh due to quarantines, shortages in clinical site staff, longer timelines for clinical site initiation and temporary shortages in lab kits and supplies. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries, as we plan to do for certain of our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs and managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or a regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of the marketing application we submit. Any such delay or rejection could prevent or delay us from commercializing our current or future product candidates.

If we experience delays in the completion, or termination, of any preclinical study or clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. If one or more of our product candidates proves to be ineffective, unsafe or commercially unviable, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials on a timely basis or at all for any product candidates we identify or develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in the trials as required by applicable regulations or as needed to provide appropriate statistical power for a given trial. The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

- the severity and difficulty of diagnosing the disease under investigation;

- the patient eligibility and exclusion criteria defined in the protocol;

- the size of the patient population required for analysis of the trial's primary endpoints;

- the proximity of patients to trial sites;

- the design of the trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- the existing body of safety and efficacy data with respect to the study drug and safety concerns;

- patient referral practices of physicians;

- risk that enrolled subjects will drop out before completion of the trial, including as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

- ability to monitor patients adequately during and after treatment;

- availability and efficacy of approved medications or therapies, or other clinical trials, for the disease or condition under investigation;

- clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating; and

- our ability to obtain and maintain patient consents.

In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Adverse events or undesirable side effects caused by, or other unexpected properties of, any of our product candidates could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. We have experienced adverse events during clinical trials, and may in the future experience, adverse or unforeseen events during, or as a result of, clinical trials. If unacceptable side effects arise in the development of our product candidates, we, the FDA, the IRBs at the institutions in which our studies are conducted or the DSMB could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, early clinical trials may only include a limited number of subjects and limited duration of exposure to our product candidates. In particular, we are pursuing a novel approach to inhibiting upstream molecules of the classical complement pathway, primarily C1q, and as a result, our product candidates may cause unforeseen safety events when evaluated in larger patient populations. Further, clinical trials may not be sufficient to determine the effect and safety consequences of taking our product candidates over a multi-year period.

If any of our product candidates receives marketing approval, and we or others later identify undesirable and unforeseen side effects caused by such product, a number of potentially significant negative consequences could result, including but not limited to:

- regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;

- we may be required to conduct additional clinical trials or post-approval studies;

- we may be required to recall a product or change the way such product is administered to patients;

- additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

- regulatory authorities may require the addition of labeling statements, such as a "black box" warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

- we may be required to implement a REMS or create a Medication Guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

- we could be sued and held liable for harm caused to patients;

- we may be subject to fines, injunctions or the imposition of criminal penalties;

- the product may become less competitive; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our product candidates prove to be unsafe, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Interim, "top-line" and preliminary data from studies or trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we publicly disclose interim, "top-line" or preliminary data from preclinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data when we publish such data. As a result, the "top-line" results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. "Top-line" or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, "top-line" and preliminary data should be viewed with caution until the final data are available. From time to time, we also disclose interim data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, "top-line" or preliminary data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the "top-line," preliminary or interim data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.

Even if our current or future product candidates obtain regulatory approval, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

Even if one or more of our product candidates receive FDA or other regulatory approvals, the commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. Our product candidates may not be commercially successful. For a variety of reasons, including, among other things, competitive factors, pricing or physician preference, reimbursement by insurers, the degree and rate of physician and patient adoption of our current or future product candidates, if approved, will depend on a number of factors, including:

- the clinical indications for which the product is approved and patient demand for approved products that treat those indications;

- the safety and efficacy of our product as compared to other available therapies;

- the availability of coverage and adequate reimbursement from managed care plans, insurers and other healthcare payors for any of our product candidates that may be approved;

- acceptance by physicians, operators of clinics and patients of the product as a safe and effective treatment;

- physician and patient willingness to adopt a new therapy over other available therapies to treat approved indications;

- overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved indications;

- proper training and administration of our product candidates by physicians and medical staff;

- public misperception regarding the use of our therapies, if approved for commercial sale;

- patient satisfaction with the results and administration of our product candidates and overall treatment experience, including, for example, the convenience of any dosing regimen;

- the cost of treatment with our product candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved, on the part of insurance companies and other third-party payors, physicians and patients;

- the revenue and profitability that our products may offer a physician as compared to alternative therapies;

- the prevalence and severity of side effects;

- limitations or warnings contained in the FDA-approved labeling for our products;

- the willingness of physicians, operators of clinics and patients to utilize or adopt our products as a solution;

- any FDA requirement to undertake a REMS;

- the effectiveness of our sales, marketing and distribution efforts;

- adverse publicity about our products or favorable publicity about competitive products; and

- potential product liability claims.

We cannot assure you that our current or future product candidates, if approved, will achieve broad market acceptance among physicians and patients. Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would adversely affect our results of operations.

We have received Orphan Drug designation for ANX005 for the treatment of GBS and HD, and we may seek Orphan Drug designation for certain future product candidates. We may be unable to obtain such designations or to maintain the benefits associated with Orphan Drug designation, including market exclusivity, which may cause any revenue from product sales to be reduced.

We have received Orphan Drug designation in the United States for ANX005 for the treatment of GBS and HD. Although we may seek Orphan product designation for some or all of our other product candidates, we may never receive such designations. Under the Orphan Drug Act, the FDA may designate a drug or biologic product as an Orphan Drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan Drug designation must be requested before submitting a biologics license application, or BLA, or new drug application, or NDA. In the EU, the EMA's Committee for Orphan Medicinal Products, or COMP, grants Orphan Drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, Orphan Drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants Orphan Drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.

In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to Orphan Drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same disease or condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with Orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity the orphan patient population. Exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective. In the

EU, Orphan Drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the Orphan Drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable to not justify maintenance of market exclusivity.

Even if we obtain Orphan Drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain Orphan Drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an Orphan Drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective or makes a major contribution to patient care. Orphan Drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a Breakthrough Therapy designation for our product candidates if the clinical data support such a designation for one or more product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as breakthrough therapies by the FDA may also be eligible for priority review and rolling review of BLA or NDA submissions.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

A Fast Track designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

The FDA has granted Fast Track designation for ANX005 in GBS and for ANX007 in GA, and, in the future, we may seek Fast Track designation for our product candidates. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the drug or biologic demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for Fast Track designation. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA or NDA is submitted, the application may be eligible for priority review. A Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the BLA or NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA or NDA, the FDA agrees to accept sections of the BLA or NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA or NDA. The FDA has broad discretion whether or not to grant this designation. Even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Fast Track designation may not result in a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Many drugs and biologics that have received Fast Track designation have failed to obtain approval.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

If one of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. We and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMPs and adherence to commitments made in any approved marketing application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. We may not promote our products "off-label" for indications or uses for which they do not have approval. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical studies to verify the safety, purity, potency and/or efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, the regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

- issue warning letters;
- impose civil or criminal penalties;
- suspend or withdraw regulatory approval;
- suspend any of our clinical studies;
- refuse to approve pending applications or supplements to approved applications submitted by us;

- impose restrictions on our operations, including closing our contract manufacturers' facilities; or

- seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our results of operations will be adversely affected.

Moreover, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and/or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA's ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We conduct, and in the future plan to conduct, clinical trials for product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We conduct clinical trials of our product candidates outside the United States, and plan to continue to do so in the future for reasons including the relative impact of the COVID-19 pandemic on trial sites in the United States. For example, we conducted our Phase 1b GBS clinical trial of ANX005 in Bangladesh, and are conducting our Phase 3 clinical trial of ANX005 in patients with GBS exclusively at sites outside the United States. The acceptance of study data from clinical trials conducted outside the United States or the applicable jurisdiction by the FDA and comparable foreign regulatory authorities may be subject to certain conditions, or may not be accepted at all.

For example, where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, regardless of whether such trials were conducted under an IND, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the United States population and United States medical practice, the trials were performed by clinical investigators of recognized competence and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. For trials that are conducted only at sites outside of the United States and not subject to an IND, the FDA requires the clinical trial to have been conducted in accordance with good clinical practice, or GCP, requirements, and the FDA must be able to validate the data from the clinical trial through an on-site inspection if it deems such inspection necessary. In addition, foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in product candidates that we may develop not receiving approval or clearance for commercialization in the applicable jurisdiction.

If the product candidates that we develop receive regulatory approval in the United States or another jurisdiction, they may never receive approval in other jurisdictions, which would limit market opportunities for our product candidates and adversely affect our business.

Approval of a product candidate in the United States by the FDA or by the requisite regulatory agencies in any other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions. The approval process varies among countries and may limit our or any future collaborators' ability to develop, manufacture, promote and sell product candidates internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell product candidates in the EU, and many other jurisdictions, we and any future collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional preclinical studies or clinical trials both before and after approval. In many countries, any product candidate for human use must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for such product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or any future collaborators fail to comply with the regulatory requirements in international markets or to obtain all required marketing approvals, the target market for a particular potential product will be reduced, which would limit our ability to realize the full market potential for the product and adversely affect our business.

Any product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

There is a risk that any of our product candidates approved as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We rely on third-party suppliers to manufacture our product candidates, and we intend to rely on third parties to produce commercial supplies of any approved product. The loss of these suppliers, or their failure to comply with applicable regulatory requirements or to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

We do not have the ability, and we do not plan to build or acquire the infrastructure or capability internally, to manufacture supplies of our product candidates or the materials necessary to produce our product candidates for use in the conduct of our preclinical studies or clinical trials, and we lack the internal resources and the capability to manufacture any of our product candidates on a preclinical, clinical or commercial scale. The facilities used by our contract manufacturers to manufacture our product candidates are subject to various regulatory requirements and may be subject to the inspection of the FDA or other regulatory authorities. We do not control the manufacturing processes of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable regulatory authorities in foreign jurisdictions, we may not be able to rely on their manufacturing facilities for the manufacture of our product candidates. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds these facilities inadequate for the manufacture of our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates.

We currently intend to supply our product candidates in all territories for our clinical development programs, and rely on third parties at key stages in our supply chain. For instance, the supply chains for our product candidates involve several manufacturers that specialize in specific operations of the manufacturing process, specifically, raw materials manufacturing, drug substance manufacturing and drug product manufacturing. As a result, the supply chain for the manufacturing of our product candidates is complicated, and we expect the logistical challenges associated with our supply chain to grow more complex as our product candidates are further developed.

We do not have any control over the process or timing of the acquisition or manufacture of materials by our manufacturers. We generally do not begin preclinical or clinical trials unless we believe we have access to a sufficient supply of a product candidate to complete such study. In addition, any significant delay in, or quality control problems with respect to, the supply of a product candidate, or the raw material components thereof, for an ongoing study could considerably delay completion of our preclinical or clinical trials, product testing and potential regulatory approval of our product candidates.

We have not yet engaged any manufacturers for the commercial supply of our product candidates. Although we intend to enter into such agreements prior to commercial launch of any of our product candidates, we may be unable to enter into any such agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business. Moreover, if there is a disruption to one or more of our third-party manufacturers' or suppliers' relevant operations, or if we are unable to enter into arrangements for the commercial supply of our product candidates, we will have no other means of producing our product candidates until they restore the affected facilities or we or they procure alternative manufacturing facilities or sources of supply. Our ability to progress our preclinical and clinical programs could be materially and adversely impacted if any of the third-party suppliers upon which we rely were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues. Additionally, any damage to or destruction of our third-party manufacturers' or suppliers' facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

In addition, to manufacture our product candidates in the quantities we believe would be required to meet anticipated market demand, our third-party manufacturers would likely need to increase manufacturing capacity and we may need to secure alternative sources of commercial supply, which could involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities may require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all. If our manufacturers or we are unable to purchase the raw materials necessary for the manufacture of our product candidates on acceptable terms, at sufficient quality levels or in adequate quantities, if at all, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such product candidates, if approved.

We rely on third parties in the conduct of all of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.

We currently do not have the ability to independently conduct preclinical studies or clinical trials that comply with the regulatory requirements known as good laboratory practice, or GLP, requirements or GCP requirements, respectively. The FDA and regulatory authorities in other jurisdictions require us to comply with GCP requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our product candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP-compliant preclinical studies and our GCP-compliant clinical trials play a significant role in the conduct of these studies and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If the third parties conducting our preclinical studies or our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GLPs or GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result we may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, our business, financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

If we are not successful in identifying, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our effort will focus on the continued development and potential approval of our current product candidates, a key element of our strategy is to identify, develop and commercialize a portfolio of products that address classical complement-mediated autoimmune and neurodegenerative diseases. A component of our strategy is to evaluate our product candidates in multiple indications based, in part, on our evaluation of certain biomarkers in a disease area. For example, we intend to evaluate ANX005 in neurodegenerative diseases, including amyotrophic lateral sclerosis, or ALS, and Huntington's disease, or HD; however, we are continuing to evaluate ANX005 in these patient populations, and even if we believe we have obtained positive clinical results in patients with one of these neurodegenerative diseases, such results may not be replicated in later studies evaluating ANX005 in patients with the same disease or across other neurodegenerative or autoimmune diseases. Even though we are currently developing a pipeline of product candidates, our development efforts may still fail to yield product candidates potentially suitable for commercialization for many reasons, including the following:

- competitors may develop alternatives that render our product candidates obsolete;

- product candidates we develop may be covered by third parties' patents or other exclusive rights;

- a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

- a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

- a product candidate may not be accepted as safe and effective by physicians and patients.

We therefore cannot provide any assurance that we will be able to successfully identify or acquire additional product candidates, advance any of these additional product candidates through the development process, successfully commercialize any such additional product candidates, if approved, or assemble sufficient resources to identify, acquire, develop or, if approved, commercialize additional product candidates. If we are unable to successfully identify, acquire, develop and commercialize additional product candidates, our commercial opportunities may be limited.

We face significant competition in an environment of rapid technological and scientific change, and our product candidates, if approved, will face significant competition, which may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do, and we may not be able to successfully compete.

The pharmaceutical, biopharmaceutical and biotechnology industries in particular are characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that we are developing. We face competition from a number of sources, such as pharmaceutical, biopharmaceutical and biotechnology companies, generic drug companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, clinical trial expertise, intellectual property portfolios, experience in obtaining patents and regulatory approvals for product candidates and other resources than we do. Some of the companies also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Mergers and acquisitions in the pharmaceutical, biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Certain alternative treatments offered by competitors may be available at lower prices and may offer greater efficacy or better safety profiles. Furthermore, currently approved products could be discovered to have application for the intended indication of our product candidates, which could give such products significant regulatory and market timing advantages over any of our product candidates. Our competitors also may obtain FDA, European Medicines Agency, or EMA, or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan product exclusivity from the FDA for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. For additional information regarding our competition, see the section captioned "Business—Competition" in this Annual Report on Form 10-K.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our product candidates. Obtaining coverage and adequate reimbursement for our products may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. Even if we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical, biopharmaceutical and biotechnology products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the cost of the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing third-party therapeutics may limit the amounts we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our investment in the development of product candidates.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. We cannot predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other foreign jurisdictions have and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amounts that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products, and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates, if approved, effectively in the United States and foreign jurisdictions or generate product revenue.

We currently do not have a marketing or sales organization. In order to commercialize our product candidates in the United States and foreign jurisdictions, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If any of our product candidates receive regulatory approval, we expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize each such product candidate, which will be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical, biopharmaceutical and biotechnology products, and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing our product candidates or any future product candidates, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 31, 2022, we had 80 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our product candidates or any future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

- manage our clinical trials effectively;

- identify, recruit, retain, incentivize and integrate additional employees, including sales personnel;

- manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

- continue to improve our operational, financial and management controls, reports systems and procedures.

If we fail to attract and retain senior management and key scientific personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We are highly dependent upon members of our senior management, as well as our senior scientists. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials or the commercialization of our product candidates or any future product candidates.

For example, we are engaged in a search for a chief medical officer, and we may experience difficulties or delays in identifying a qualified replacement. We cannot guarantee that we will not face turnover in the future. Our ability to execute our business strategies may be adversely affected by the uncertainty associated with any transition and the time and management attention needed to fill any vacant role could disrupt our business.

Competition for qualified personnel in the pharmaceutical, biopharmaceutical and biotechnology field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and if we initiate commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our current or future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand for our current or future product candidates;

- injury to our reputation;

- withdrawal of clinical trial participants;

- costs to defend the related litigation;

- diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue; and

- the inability to commercialize our current or any future product candidates.

If we are unable to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims, the commercialization of our current or any future product candidates we develop could be inhibited or prevented. We currently carry product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing any of our product candidates, we intend to expand our insurance coverage to include the sale of such product candidate; however, we may be unable to obtain this liability insurance on commercially reasonable terms or at all.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

While we have not entered into any collaboration agreements to date, we may seek collaboration arrangements for the commercialization, or potentially for the development, of certain of our product candidates depending on the merits of retaining commercialization rights for ourselves as compared to entering into collaboration arrangements. For example, certain of the disease areas that we believe our product candidates address, including, among others, ophthalmic indications, require large, costly and later-stage clinical trials, which a collaboration partner may be better positioned to finance and/or conduct. In addition, a component of our strategy is to maximize the commercial value of our current and future product candidates, which may also strategically align with partnering commercial rights with partners that have larger and established sales organizations. To the extent that we decide to enter into collaboration agreements, we may face significant competition for appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain and challenging to manage. We may not be successful in our efforts to enter into collaboration agreements. The terms of collaborations or other arrangements that we may establish may not be favorable to us.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

- collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

- collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

- collaborators with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

- we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

- disputes may arise between us and collaborators that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated, and, if terminated, this may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

- collaborators may own or co-own intellectual property covering products that result from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

- disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and

- collaborators' sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Unfavorable global and macroeconomic or political conditions could adversely affect our business, financial condition or results of operations.

Our business is susceptible to general conditions in the global economy and in the global financial markets. Global financial crises and global or regional political disruptions have caused, and could in the future cause, extreme volatility in the capital and credit markets. A severe or prolonged economic downturn, including a recession or depression, the current inflationary economic environment, rising interest rates, debt and equity market fluctuations, diminished liquidity and credit availability, increased unemployment rates, decreased investor and consumer confidence, supply chain challenges, natural catastrophes, the effects of climate change, regional and global conflicts and terrorist attacks or political disruption or turmoil could result in a variety of risks to our business, including weakened demand for our product candidates or any future product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential products. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend on may be adversely affected by earthquakes or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and other facilities are located in the San Francisco Bay Area, which has experienced both severe earthquakes and the effects of wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and could materially and adversely affect our business, financial condition, results of operations and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities

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subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. healthcare programs, other sanctions, imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials, and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers' and suppliers' activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product candidates and other hazardous compounds. We and any third-party manufacturers and suppliers are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers' facilities pending their use and disposal. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

We cannot guarantee that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, nor can we eliminate the risk of accidental contamination or injury from these materials. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from hazardous materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Intellectual Property

Our current and any future product candidates or products could be alleged to infringe patent rights and other proprietary rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and/or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture and market our current and any future product candidates that may be approved for sale, and to use our proprietary technology without infringing the patents and other proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, results of operations and financial condition to suffer. We operate in an industry with extensive intellectual property litigation. As the pharmaceutical, biopharmaceutical and biotechnology industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we may need to challenge to continue our operations as currently contemplated.

Whether merited or not, we may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Litigation may make it necessary to defend ourselves by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such litigation can be time consuming, divert management attention and financial resources and are costly to evaluate and defend. There can be no assurance with respect to the outcome of any current or future litigation brought by or against us, and the outcome of any such litigation could have a material adverse impact on our business, results of operations and financial condition. Litigation is inherently unpredictable, and outcomes are uncertain. Further, as the costs and outcome of such litigation can vary significantly, it is difficult to estimate potential losses that may occur. As a result of such litigation, we may be required to stop treating certain conditions, obtain licenses or modify our products and features while we develop non-infringing substitutes, or may result in significant settlement costs or royalty obligations. For example, litigation can involve substantial damages for infringement, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees. We may also be prohibited from selling or licensing our products unless the third-party licenses rights to us, which it is not required to do at a commercially reasonable price or at all. If a license is available from a third party, we may have to pay substantial royalties or upfront fees or grant cross-licenses to intellectual property rights for our products. We may also have to redesign our products so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for manufacture, use or sale. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

Additionally, some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our product candidates, we have not conducted a comprehensive freedom-to-operate search or analysis for any of our product candidates, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our product candidates. Additionally, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to commercialize our product candidates. Thus, we cannot guarantee that our activities related to their product candidates, or our commercialization, do not and will not infringe any third party's intellectual property.

In addition, patent applications in the United States and many other jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents), and publications in the scientific literature often lag behind actual discoveries. Therefore, we cannot be certain that others have not filed patent applications or made public disclosures relating to our technology or our contemplated technology. A third party may have already filed, and may in the future file, patent applications covering our product candidates or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, depending on whether the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the United States Patent and Trademark Office, or the USPTO, to determine priority of invention in the United States. The costs of patent litigation and other proceedings related to the protection of our global patent position could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our patent position with respect to such invention.

If we are unable to obtain, maintain and enforce intellectual property protection directed to our current and any future technologies that we develop, others may be able to make, use or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

The market for pharmaceuticals and biopharmaceuticals is highly competitive and subject to rapid technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development and protection of technologies and any future products for use in these fields and upon our ability to obtain, maintain and enforce our intellectual property rights. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that misappropriate our technology and/or infringe our intellectual property to unfairly and illegally compete with any future products. If we are unable to protect our intellectual property and proprietary rights, including due to the impact of the COVID-19 pandemic on our business operations, our competitive position and our business could be harmed, as third parties may be able to make, use or sell products that are substantially the same as any future products we may sell without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market.

We use a combination of patents, trademarks, know-how, confidentiality procedures and contractual provisions to protect our proprietary technology. However, these protections may not be adequate and may not provide us with any competitive advantage. For example, patents may not issue from any of our currently pending or any future patent applications, and our issued patents and any future patents that may issue may not survive legal challenges to their scope, validity or enforceability, or provide significant protection for us.

We have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our product candidates in every country or territory in which we may sell our products. In addition, we cannot be sure that any of our pending patent applications or pending trademark applications will issue or that, if issued, they will issue in a form that will provide adequate protection for our products. The USPTO, patent offices in other jurisdictions, or judicial or other bodies in any jurisdiction may deny or significantly narrow claims made under our patent applications, and claims in our issued patents may be invalidated, may be designed around or may otherwise be unable to provide us with protection for our products. Further, the USPTO, trademark offices in other jurisdictions, or judicial or other bodies in any jurisdiction may deny our trademark applications and, even if published or registered, these trademarks may not effectively protect our brand and goodwill. Like patents, trademarks also may be successfully opposed or challenged.

We cannot be certain that the steps we have taken will prevent unauthorized use or unauthorized reverse engineering of our technology that is material to our business. Moreover, third parties may independently develop technologies that are competitive with ours and such competitive technologies may or may not infringe our intellectual property. The enforcement of our intellectual property rights also depends on the success of any legal actions we may take against these third parties in the respective country or forum, but these actions may not be successful. As with all granted intellectual property, such intellectual property may be challenged, invalidated or circumvented, may not provide protection and/or may not prove to be enforceable in actions against specific alleged infringers.

If we or any future collaborators we may have were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or future product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including obviousness or lack of novelty, enablement or written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before the USPTO even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, or that a defendant would not prevail on an assertion of invalidity based on prior art that we were aware of during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Even if claims in our patents survive assertions of invalidity and unenforceability, they may not be broad enough to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make products that are similar to ours but that are not covered by the claims of our patents. The claims of our issued patents or patent applications when issued may not cover our product candidates or any future products that we develop.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many other jurisdictions, policies regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, courts in other jurisdictions have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect the patents and patent applications of our licensors, our existing or future patents and patent applications and our ability to obtain additional patents in the future.

Patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business and financial condition. Any future changes in the patent laws of the United States, or even the possibility of such changes, may further increase these uncertainties and costs.

The USPTO and various patent agencies in other jurisdictions require compliance with a number of procedural, documentary, fee, annuity payment and other provisions to maintain patent applications and issued patents. Although an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

In addition, we have a number of patents and patent applications outside of the United States and expect to continue to pursue patent protection in many of the significant markets in which we intend to do business. The laws of some international jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting and defending such rights in certain jurisdictions outside of the United States. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in international jurisdictions, our business, financial condition, results of operations and prospects could be materially and adversely affected. Earlier patent filings in certain international countries may also permit third parties to allege priority to certain technology in those countries.

Patent terms may be shortened or lengthened in certain jurisdictions by, for example, terminal disclaimers, patent term adjustments, supplemental protection certificates and patent term extensions. Patent term extensions and supplemental protection certificates, and the like, may be impacted by the regulatory process and may not significantly lengthen patent term. Non-payment or delay in payment of patent extension filing (including any patent term extension or adjustment filing) fees, whether intentional or unintentional, may also result in the loss of patent rights important to our business. Certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we review our competitors' products, and may in the future seek to enforce our patents or other rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. Any inability to meaningfully protect our intellectual property could result in competitors offering products competitive to our products. In addition, we may need to defend our patents from third-party challenges, such as interferences, derivation proceedings, re-examination proceedings, post-grant review, inter partes review, third-party submissions, oppositions, nullity actions or other patent proceedings. We may need to initiate infringement claims or litigation.

Adverse proceedings such as litigation can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn materially and adversely affect our business, financial condition, results of operations and prospects, whether or not we receive a determination favorable to us. In addition, in an infringement proceeding, a court or other judicial body may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question or that stopping the other party would harm the public interest. An adverse result in any litigation could put one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during litigation.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings and litigation costs.

If we are unable to prevent disclosure of our trade secrets or other confidential information to third parties, our competitive position may be impaired.

In addition to the protection afforded by patents, we rely on confidentiality agreements to protect confidential information and proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Furthermore, the laws of some other jurisdictions do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and in other jurisdictions. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. The failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We license patent rights from third-party owners. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties, which could result in the loss of rights or technology that are material to our business.

We are or may become a party to licenses that give us rights to third-party intellectual property that are necessary or useful for our business, and we may enter into additional licenses in the future. Under these license agreements, we are or may become obligated to pay the licensor fees, which may include annual license fees, milestone payments, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations including due to the impact of the COVID-19 pandemic on our business operations or our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, harming our ability to develop, manufacture and/or commercialize our platform or product candidates. If the licensor retains control of prosecution of the patents and patent applications licensed to us, we may have limited or no control over the manner in which the licensor chooses to prosecute or maintain its patents and patent applications and have limited or no right to continue to prosecute any patents or patent applications that the licensor elects to abandon.

If the licensor retains control of prosecution of the patents and patent applications licensed to us, we may have limited or no control over the manner in which the licensor chooses to prosecute or maintain its patents and patent applications and have limited or no right to continue to prosecute any patents or patent applications that the licensor elects to abandon.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may wish to form collaborations in the future with respect to our product candidates, but may not be able to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.

Our product candidates may also require specific components to work effectively and efficiently, and rights to those components may be held by others. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies, which could harm our business prospects, financial condition and results of operations.

We jointly own certain patent rights with third parties. Our ability to out-license these patent rights, or to prevent the third party from out-licensing these patent rights, may be limited in certain countries.

We jointly own certain patents and patent applications with third parties, and may jointly own patents and patent applications with third parties in the future. Unless we enter into an agreement with the joint owner, we will be subject to certain default rules pertaining to joint ownership. Certain countries require the consent of all joint owners to license jointly owned patents, and if we are unable to obtain such consent from the joint owner, we may not be able to license our rights under these patents and patent applications. In certain other countries, including the United States, the joint owner could license its rights under these patents and patent applications to another party without our consent and without any duty of accounting to us.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, any future collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and could even face litigation for infringing patents that we had regarded as ours. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

We or our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as national governments, such that we or our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our patents, including in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or conflict with third-party rights. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition with potential partners, physicians or patients in our markets of interest. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Furthermore, third parties may file first for our trademarks in certain countries. If they succeeded in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our future products in those countries. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. In such cases, over the long term, if we are unable to establish and maintain name recognition based on our trademarks and trade names, then our commercial success abilities may be impacted.

Moreover, any name we propose to use with our product candidates in the United States or any other country must be approved by the FDA, EMA or any other relevant health authority regardless of whether we have registered it, or applied to register it, as a trademark. The FDA as well as EMA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA, EMA or any other relevant approval authority objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA, EMA or any other relevant approval authority.

We may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications, and defending patents, related to our product candidates in all countries throughout the world would be prohibitively expensive, and the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with any future products we may sell, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals and biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Government Regulation

Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMPs and adherence to commitments made in any approved marketing application.

Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

We will have to comply with requirements concerning advertising and promotion for any future products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. We may not promote products for indications or uses for which they do not have approval. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety, purity, potency and/or efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

- issue warning letters;

- impose civil or criminal penalties;

- suspend or withdraw regulatory approval;

- suspend any of our clinical trials;

- refuse to approve pending applications or supplements to approved applications submitted by us;

- impose restrictions on our operations, including closing our contract manufacturers' facilities; or

- seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from any future products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our results of operations will be adversely affected.

Moreover, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical, biopharmaceutical and biotechnology industries include the following:

- an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as Orphan Drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

- a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

- new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting "transfers of value" made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

- a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

- extension of a manufacturer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

- expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

- a licensure framework for follow on biologic products;

- a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

- establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the U.S. Supreme Court's decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, or AMP, beginning January 1, 2024. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part

D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and EU, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States, the EU or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

If we develop a small molecule product candidate that obtains regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may submit an abbreviated new drug application, or ANDA, seeking approval of a generic version of an approved, small molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit an NDA under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act that references the FDA's prior findings of safety and effectiveness of the small molecule innovator product. For example, a 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and review) of an ANDA or 505(b)(2) NDA. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, "Approved Drug Products with Therapeutic Equivalence Evaluations," known as the Orange Book. If there are patents listed in the Orange Book for a product, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in their applications what is known as a "Paragraph IV" certification, challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the patent owner and NDA holder and if, within 45 days of receiving notice, either the patent owner or NDA holder sues for patent infringement, approval of the ANDA or 505(b)(2) NDA is stayed for up to 30 months.

Accordingly, if our small molecule program results in a product that is approved, competitors could submit ANDAs for generic versions of our small molecule drug products or 505(b)(2) NDAs that reference our small molecule drug products. If there are patents listed for our small molecule drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict which, if any, patents in our current portfolio or patents we may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any of our owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include, without limitation:

- the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the U.S. federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the Health Insurance Portability and Accountability Act of 1996, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- the U.S. Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children's Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, certain non-physician providers such as physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

- analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state and local laws that require the registration of pharmaceutical sales representatives; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and

- the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, such as the provision of stock options to physicians who may influence the ordering, prescribing or use of our product candidates, if approved, as compensation for consulting services, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Risks Related to Our Common Stock

Our stock price has been volatile, and could in the future be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The stock price of our common stock has been, and could in the future be, subject to substantial volatility and wide fluctuations in response to various factors, some of which are beyond our control. In particular, the stock prices for pharmaceutical, biopharmaceutical and biotechnology companies have been highly volatile as a result of extreme volatility and disruptions in the global economy, including rising inflation and interest rates, declines in economic growth, the war between Russia and Ukraine, the COVID-19 pandemic and uncertainty about economic stability, including a potential recession. These factors include those discussed in this "Risk Factors" section and others such as:

- results from, and delays in, our clinical trials for our product candidates or any other future clinical development programs, including delays related to the COVID-19 pandemic;

- announcements of regulatory approval or disapproval of our current or any future product candidates;

- failure or discontinuation of any of our research and development programs;

- the termination of any of our existing license agreements;

- announcements relating to any future licensing, collaboration or development agreements;

- delays in the commercialization of our current or any future product candidates;

- public misperception regarding the use of our product candidates;

- acquisitions and sales of new products or product candidates, technologies or businesses;

- manufacturing and supply issues related to our product candidates for clinical trials or future product candidates for commercialization;

- quarterly variations in our results of operations or those of our competitors;

- changes in earnings estimates or recommendations by securities analysts;

- announcements by us or our competitors of new products or product candidates, significant contracts, commercial relationships, acquisitions or capital commitments;

- developments with respect to intellectual property rights;

- our commencement of, or involvement in, litigation;

- changes in financial estimates or guidance;

- any major changes in our board of directors or management;

- new legislation or regulation in the United States relating to the sale or pricing of pharmaceuticals;

- FDA or other U.S. or foreign regulatory actions affecting us or our industry;

- product liability claims or other litigation or public concern about the safety of our product candidates;

- market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

- general economic conditions in the United States and abroad, including as a result of an economic recession or depression and market volatility related to the COVID-19 pandemic, the current inflationary economic environment, rising interest rates and global health concerns;

- sales of our common stock, including sales by our officers, directors and specific existing stockholders; and

- the issuance of shares of our common stock pursuant to the exercise of outstanding warrants.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the stock price or liquidity of our common stock.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the price you paid.

Prior to our IPO in July 2020, there was no public market for shares of our common stock, and an active public trading market for our shares may not develop or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other product candidates, businesses or technologies using our shares as consideration.

We are a "smaller reporting company," and as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.

As of June 30, 2022, we re-qualified as a smaller reporting company. We are therefore entitled to take advantage of many of the same exemptions from disclosure requirements as an emerging growth company, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, as a smaller reporting company with less than $100 million in annual revenue, we are exempt from the requirement to obtain an auditor attestation on the effectiveness of our internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects.

We incur significant costs as a result of operating as a public company, and our management needs to devote substantial time to compliance initiatives. We may fail to comply with the rules that apply to public companies, which could result in sanctions or other penalties that could materially and adversely affect our business, financial condition, results of operations and prospects.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. The listing requirements of the Nasdaq Stock Market and the rules of the SEC require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel needs to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, these reporting requirements, rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We are subject to Section 404 of the Sarbanes-Oxley Act, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Pursuant to Section 404(a), we are required to file with the SEC an annual management assessment of the effectiveness of our internal control over financial reporting. Because we re-qualified as a smaller reporting company and we have less than $100 million in annual revenue, as of December 31, 2022, we are a non-accelerated filer and are no longer be required to comply with the auditor attestation requirements regarding the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act until we become an accelerated filer or large accelerated filer.

Our management's assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions or mistakes;

- fraudulent action of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

While we believe our internal control over financial reporting is currently effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance staff, may require additional staffing and infrastructure investments and would increase our costs of doing business. We can give no assurance that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Global Select Market or other adverse consequences that would materially and adversely affect our business, financial condition, results of operations and prospects.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2022, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned a majority of our outstanding voting stock. In addition, in our July 2022 private placement, certain of the holders of 5% or more of our capital stock acquired pre-funded warrants to purchase shares of our common stock (which are immediately exercisable and have an exercise price of $0.001 per share) and common warrants to purchase shares of our common stock (which are immediately exercisable and have an exercise price of $5.806875 per share). Until exercised, the shares issuable upon the exercise of the pre-funded warrants and the common warrants are not included in the number of our outstanding shares of common stock. If such holders exercise their warrants, then the shares of our capital stock beneficially owned by our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates would increase significantly. Therefore, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Our current shares outstanding and resulting market valuation do not reflect shares of our common stock issuable upon the exercise of pre-funded warrants and common warrants that are exercisable at the discretion of the holders of such warrants. If we sell shares of our common stock in the future, stockholders may experience immediate dilution. Stockholders may be unable to compute the dilutive impact of future financings.

We may from time to time issue additional shares of common stock, and as a result, our stockholders would experience immediate dilution. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. For example, in August 2021, we entered into a sales agreement with Cowen, as sales agent, pursuant to which we may issue and sell shares of our common stock for an aggregate maximum offering price of $100.0 million under an at-the-market offering program under which we have sold approximately $18.0 million of shares of our common stock. In addition, in July 2022, we closed a private placement which included the sale of pre-funded warrants and common warrants to purchase shares of our common stock. Until exercised, the shares issuable upon the exercise of the pre-funded warrants or the common warrants are not included in the number of our outstanding shares of common stock. If we issue common stock or securities convertible into common stock in the future, our stockholders would experience additional dilution and such dilutive impact may be difficult to compute.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the stock price of our common stock could decline. As of December 31, 2022, the number of shares of our common stock outstanding was 47,722,995. This number does not include 24,696,206 shares of common stock issuable upon the exercise of pre-funded warrants or 8,427,508 shares of common stock issuable upon the exercise of common warrants. We filed a resale registration statement with the SEC to register the shares of common stock and the shares of common stock issuable upon exercise of the pre-funded warrants and the common warrants sold in the July 2022 private placement. Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, may reduce the stock price of our common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation's ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or credits if we undergo a future ownership change.

We completed a study through December 31, 2021, to determine whether an ownership change had occurred under Section 382 or 383 of the Code, and we determined that ownership changes occurred in 2011, 2014, 2020 and 2021. The Company has identified $0.1 million and $34.7 million of federal and state NOLs, respectively, that will expire unused due to ownership changes, and federal credits of $3.7 million that will not be able to be utilized due to ownership change limitation and excluded these amounts from deferred tax asset balances as of December 31, 2021. Federal NOLs of $286.5 million and state and local NOLs of $36.4 million are not expected to expire unutilized as a result of ownership changes identified through December 31, 2021.

Our ability to use NOLs, research and development credit carryforwards and other tax attributes to reduce future taxable income and tax liabilities may be further limited as a result of shifts in our stock ownership subsequent to December 31, 2021. As a result, even if we attain profitability, our ability to use our pre-change NOLs or other pre-change tax attributes to offset United States federal and state taxable income may be subject to further limitations.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

- the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

- the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

As a California-domiciled public company, we are required to have a certain number of women and directors from underrepresented communities on our board of directors on certain timeframes, depending on the size of our board at the time.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified individuals to our board of directors. As a public company headquartered in California, we were required to have three women and at least one director from an underrepresented community on our board of directors by the end of 2021 and two or three directors from an underrepresented community on our board of directors by the end of 2022, depending on the size of our board of directors at the time. We had one woman on our board of directors at the end of 2021, and we may be fined for failure to meet the California requirements. While we currently have two women and four directors from underrepresented communities on the board of directors, recruiting and retaining board members carries uncertainty, and failure to comply with these California requirements will result in financial penalties.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

- we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- we are not obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

- the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

While we maintain a directors' and officers' insurance policy, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

General Risk Factors

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with any future products we may sell, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals and biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Generally, future changes in applicable U.S. and non-U.S. tax laws and regulations, or their interpretation and application, could have an adverse effect on our business, financial conditions and results of operations. We are unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Information technology system failures, security breaches, cyberattacks, or deficiencies in our cybersecurity could materially adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital and other forms that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may have access to our confidential information. Our information technology systems and infrastructure, and those of any future collaborators and our contractors, consultants, vendors and other third parties on which we rely, are vulnerable to attack, damage and interruption from computer viruses, malware (e.g., ransomware), natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks, denial or degradation of service attacks, hacking, sophisticated nation-state and nation-state supported actors, phishing and other social engineering attacks, attachments to emails, fraud, employee theft or misuse, and unauthorized access or use by persons inside our organization or persons with access to systems inside our organization.

The risk of a security breach or disruption, particularly through cyberattacks, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The prevalent use of mobile devices that access confidential information also increases the risk of lost or stolen devices, security incidents and data security breaches, which could lead to the loss of confidential information or other intellectual property. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased risks of a security breach or disruption due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cyber criminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our service providers are from time to time, subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or our critical third parties' operations, it could result in a material disruption of our product development programs, and ultimately, our financial results. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. The costs to us to investigate, mitigate and remediate security incidents, breaches, disruptions, network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity and other harm to our business and our competitive position. Any security compromise affecting us, our partners or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. Moreover, if a computer security breach affects our systems or results in the unauthorized access to or unauthorized use, disclosure, release or other processing of personal information or clinical trial data, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media and other parties pursuant to privacy and security laws, and our reputation could be materially damaged. We would also be exposed to a risk of loss, governmental investigations or enforcement, or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Actual or perceived failure to comply with applicable data protection laws, regulations, standards and other requirements could lead to government enforcement actions and civil or criminal penalties, private litigation or adverse publicity and could negatively affect our results of operations and business.

We and our current and future collaborators are or may become subject to federal, state and foreign data protection laws and regulations governing data privacy and security. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy laws and consumer protection laws, which govern the collection, use, disclosure and protection of health-related and other personal information, may apply to our operations and the operations of current and future collaborators.

In the United States, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, or collectively, HIPAA, imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. We do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. Depending on the facts and circumstances, however, we could be subject to significant administrative, civil and criminal penalties if we obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Further, various states have implemented similar privacy laws and regulations. For example, the California Consumer Privacy Act of 2018, or the CCPA, went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. It also provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Further, the California Privacy Rights Act, or the CPRA, passed in California and it significantly amends the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Colorado, Connecticut, Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Foreign data protection laws, including the European Union General Data Protection Regulation, or the GDPR, may also apply to health-related and other personal data of data subjects in the European Economic Area, or EEA. The GDPR went into effect on May 25, 2018, and companies that must comply with the GDPR face increased compliance obligations and risk, including robust regulatory enforcement of data protection requirements as well as potential fines for noncompliance of up to €20 million or 4% of annual global revenue of the noncompliance company, whichever is greater. The GDPR imposes numerous requirements for the collection, use, storage and disclosure of personal data of EEA data subjects, including requirements relating to providing notice to and obtaining consent from data subjects, personal data breach notification, cross-border transfers of personal data, and honoring and providing for the rights of EEA individuals in relation to their personal data, including the right to access, correct and delete their data. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Court of Justice of the EU, or the CJEU, invalidated the Privacy Shield in July 2020 and imposed further restrictions on use of the standard contractual clauses, or SCCs. In March 2022, the EU and the United States announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for Untied States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, from January 1, 2021, companies have had to comply with the GDPR and also the United Kingdom GDPR, or the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in United Kingdom, or UK, national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

The EU has also proposed a Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, which, if adopted, would impose new obligations on the use of personal data in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing. Additionally, the EU adopted the EU Clinical Trials Regulation, which came into effect on January 31, 2022. This regulation imposes new obligations on the use of data generated from clinical trials and enables European patients to have the opportunity to access information about clinical trials. Failure or perceived failure to comply with the GDPR, the UK GDPR, the ePrivacy Regulation, the EU Clinical Trials Regulations, and other countries' privacy or data security-related laws, rules or regulations could result in significant regulatory penalties and fines, and affect our compliance with contracts entered into with our partners, collaborators and other third parties.

Moreover, clinical trial subjects about whom we or any of our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could materially and adversely affect our business, financial condition, results of operations and prospects.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Compliance with these data protection laws and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners' or suppliers' ability to operate in certain jurisdictions. Any actual or perceived failure to comply by us or our employees, representatives, contractors, consultants, collaborators, or other third parties could result in government investigations and/or enforcement actions, fines, civil or criminal penalties, private litigation or adverse publicity and could negatively affect our results of operations and business.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may be subject to securities litigation, which is expensive and could divert our management's attention.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management's attention from other business concerns.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters are located in Brisbane, California, where we lease approximately 65,818 square feet of office and laboratory space. The contractual term of the Brisbane lease commenced in November 2021 and will end in October 2031, with an option to extend for an additional ten years.

Item 3. Legal Proceedings.

We are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, results of operations and financial condition. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Item 4. Mine Safety Disclosures.

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock has been traded on the Nasdaq Global Select Market under the symbol "ANNX" since July 24, 2020. Prior to that, there was no public market for our common stock.

Stockholders

As of March 1, 2023, there were 27 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

See the section titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding securities authorized for issuance.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Public Offering of Common Stock

On July 23, 2020, our registration statement on Form S-1, as amended (Registration No. 333-239647), was declared effective in connection with our initial public offering. As of December 31, 2022, all of the proceeds from the initial public offering have been applied as described in our final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act and other periodic reports previously filed with the SEC.

Purchases of Equity Securities by the Issuer and Affiliated Parties

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K.

In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations, and involve risks and uncertainties. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

Overview

We are a clinical-stage biopharmaceutical company pioneering a new class of complement medicines for patients with classical complement-mediated autoimmune, neurodegenerative and ophthalmic disorders. The classical complement pathway is a core component to the body's immune system that activates a powerful inflammatory cascade. We believe that by stopping the classical complement pathway at its start by targeting C1q, the initiating molecule of the classical complement pathway, our approach may have the potential to provide more complete protection against complement-mediated disorders of the body, brain and eye.

Using our proprietary platform, we are identifying and characterizing the role of the classical complement pathway in three therapeutic areas—autoimmune, neurodegeneration and ophthalmology. In so doing, we are advancing a broad pipeline of product candidates designed to block the early classical cascade and all downstream pathway components and their tissue-damaging functions. Our goal is to suppress excessive or aberrant classical complement activity that contributes to chronic inflammation and tissue damage to slow or even halt disease progression, while preserving the beneficial immune functions of the lectin and alternative complement pathways involved in the clearance of pathogens and damaged cells. We have demonstrated robust target engagement in the body, brain and eye, and clinical proof of concept in multiple diseases, resulting in four flagship programs that we are actively advancing:

- **Guillain-Barré Syndrome, or GBS:** We are advancing our lead candidate, ANX005, an investigational, full-length monoclonal antibody, or mAb, formulated for intravenous administration in a pivotal Phase 3 clinical trial for the potential treatment of patients with GBS. GBS is a rare antibody-mediated autoimmune disease with no U.S. Food and Drug Administration, or FDA, approved therapies, and for which we believe maximum suppression of C1q and the classical cascade early in the disease process may act to rapidly prevent nerve damage and irreversible neurological disability. We demonstrated clinical proof-of-concept in a prior placebo-controlled trial and expect to complete enrollment of approximately 220 patients in our ongoing Phase 3 GBS trial in the second half of 2023, with data anticipated in the first half of 2024.

- **Huntington's Disease, or HD:** We are evaluating ANX005 for the potential treatment of patients with HD, a slowly progressing, inherited and fatal neurodegenerative disease in which we believe C1q triggers synapse loss and neuroinflammation. We completed a Phase 2 clinical trial in patients with manifest HD in 2022, in which ANX005 demonstrated positive efficacy results and was generally well-tolerated. Based on the Phase 2 results and a productive engagement with the FDA in late 2022, we are preparing to advance ANX005 into a randomized, double-blind, placebo-controlled Phase 2/3 trial for patients with HD in 2023.

- **Geographic Atrophy, or GA:** We are evaluating ANX007, an antigen-binding fragment, or Fab, formulated for intravitreal administration, for the potential treatment of patients with GA, the leading cause of blindness resulting from damaged and dying retinal cells. ANX007 is designed to block C1q locally in the eye to provide more complete protection against excess classical complement activity, a key driver of disease. We completed enrollment of approximately 270 patients in our ongoing Phase 2 GA trial in early 2022. We expect to report data from the 12-month treatment-period of the Phase 2 trial in mid-2023, followed by additional data after the conclusion of the six-month off-treatment period by the end of 2023.

- **ANX1502 for Autoimmune Indications:** ANX1502 is a novel oral small molecule targeting classical complement, which we believe is first-in-kind. We are conducting an ongoing Phase 1 single-ascending dose, or SAD, and multiple-ascending dose, or MAD, clinical trial designed to evaluate the safety, tolerability, pharmacokinetics, or PK, and pharmacodynamics, or PD, of ANX1502 in healthy volunteers. In the SAD trial, a single dose of 450 mg has achieved target drug levels in plasma in patients, consistent with twice-daily dosing. Additionally, ANX1502 has been generally well-tolerated as of October 23, 2022. The SAD trial is ongoing to identify the maximum tolerated dose. We are preparing to initiate a proof-of-concept trial in patients with cold agglutinin disease, or CAD, in 2023, which is supported by positive data previously generated by ANX005 in CAD patients. We also plan to expand development into additional autoimmune indications with strong scientific rationale, including multifocal motor neuropathy, or MMN, in the first half of 2024.

In addition to our flagship programs, we are studying multiple programs across our three therapeutic franchise areas, including:

- **Amyotrophic Lateral Sclerosis, or ALS:** We are evaluating ANX005 in a Phase 2a signal-finding clinical trial in patients with ALS, a fatal neurodegenerative disorder characterized by C1q activation driving inflammation and neurodegeneration. Preliminary Phase 2a data as of December 6, 2022 from the first eight patients in the trial showed that treatment with ANX005 resulted in a reduction in neurofilament light, or NfL, a neurodegenerative disease biomarker, and slowed disease progression as measured by reductions in revised ALS functional rating scores during the initial 12-week on-treatment period, followed by an increase in disease progression in the off-treatment period. Enrollment in the Phase 2a trial is ongoing, and we expect to report full data from the Phase 2a clinical trial in 2023.

- **Lupus Nephritis, or LN:** We are advancing a Phase 1b signal-finding trial of ANX009, a C1q Fab formulated for subcutaneous delivery, using a precision medicine approach for patients with LN who have high baseline complement activity. LN is an autoimmune disease for which pathogenic autoantibodies against C1q enhance activity and uniquely amplify kidney inflammation and damage. Enrollment in the Phase 1b clinical trial is ongoing with multiple patients dosed, and clinical data are expected in the first half of 2023.

- **ANX105:** We are continuing to evaluate ANX105, a next-generation full-length mAb, in a Phase 1 SAD clinical trial in healthy volunteers. Enrollment is ongoing and initial data are expected in 2023.

We were incorporated in March 2011 and commenced operations later that year. To date, we have focused primarily on performing research and development activities, hiring personnel and raising capital to support and expand these activities. We do not have any products approved for sale, and we have not generated any revenue from product sales. We have incurred net losses each year since our inception. Our net losses were $141.9 million and $130.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $438.3 million and cash and cash equivalents and short-term investments of $242.7 million.

Components of Operating Results

Revenue

Our product candidates are not approved for commercial sale. We have not generated any revenue from sales of our product candidates and do not expect to do so in the foreseeable future and until we complete clinical development, submit regulatory filings and receive approvals from applicable regulatory bodies for such product candidates, if ever.

Operating Expenses

Research and Development

Research and development expenses account for a significant portion of our operating expenses. Research and development expenses consist primarily of direct and indirect costs incurred for the development of our product candidates.

Direct expenses include:

- preclinical and clinical outside service costs associated with discovery, preclinical and clinical testing of our product candidates;

- professional services agreements with third party contract organizations, investigative clinical trial sites and consultants that conduct research and development activities on our behalf;

- contract manufacturing costs to produce clinical trial materials; and

- laboratory supplies and materials.

Indirect expenses include:

- compensation and personnel-related expenses (including stock-based compensation);

- allocated expenses for facilities and depreciation; and

- other indirect costs.

We record research and development expenses as incurred. Payments made to other entities are under agreements that are generally cancelable by us. Advance payments for goods or services to be received in future periods for use in research and development activities are deferred as prepaid expenses. The prepaid amounts are then expensed as the related services are performed. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, particularly as they advance into later stages of development and as we conduct larger clinical trials, engage in other research and development activities and seek regulatory approvals for any product candidates that successfully complete clinical trials and as we incur expenses associated with hiring additional personnel and facility costs to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain.

General and Administrative

General and administrative expenses consist primarily of compensation and personnel-related expenses (including stock-based compensation) for our personnel in executive, finance and other administrative functions. General and administrative expenses also include professional fees paid for accounting, legal and tax services, allocated expenses for facilities and depreciation and other general and administrative costs.

We expect our general and administrative expenses to increase substantially for the foreseeable future as we continue to support our research and development activities, grow our business and, if any of our product candidates receive marketing approval, commercialization activities. We will also incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, Sarbanes-Oxley Act and the Nasdaq Stock Market, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to increase the size of our administrative function to support the growth of our business.

Interest and Other Income, Net

Interest and other income, net, primarily consists of interest income earned on our cash equivalents and short-term investments.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following tables summarize our results of operations for the periods presented:

	Year Ended December 31,		Dollar Change	% Change
	2022	2021		
	(in thousands)			
Operating expenses:				
Research and development	$ 112,501	$ 100,066	$ 12,435	12%
General and administrative	33,098	30,647	2,451	8%
Total operating expenses	145,599	130,713	14,886	11%
Loss from operations	(145,599)	(130,713)	(14,886)	11%
Interest and other income, net	3,652	390	3,262	*
Net loss	$ (141,947)	$ (130,323)	$ (11,624)	9%

* Not meaningful

Research and Development Expenses

	Year Ended December 31,		Dollar Change	% Change
	2022	2021		
	(in thousands)			
Direct costs:				
Clinical and nonclinical outside services	$ 53,322	$ 42,380	$ 10,942	26%
Consulting and professional services	7,416	8,023	(607)	(8%)
Contract manufacturing	15,108	19,322	(4,214)	(22%)
Laboratory supplies and materials	1,765	1,104	661	60%
Indirect costs:				
Compensation and personnel-related (including stock-based compensation)	29,625	24,350	5,275	22%
Facilities and depreciation	4,481	4,473	8	*
Other	784	414	370	89%
Total research and development expenses	$ 112,501	$ 100,066	$ 12,435	12%

* Not meaningful

Research and development expenses increased by $12.4 million, or 12%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to an increase of $10.9 million in direct clinical outside services related to our multiple clinical trials in GBS, warm autoimmune hemolytic anemia, Huntington's Disease, amyotrophic lateral sclerosis, geographic atrophy, and first in human trials of ANX105 and ANX1502. Contract manufacturing expense decreased by $4.2 million due to completion of ANX005 production runs in the prior year period. Compensation and personnel-related expenses increased by $5.3 million, due to an increase in headcount. Direct consulting and professional services costs decreased by $0.6 million due to timing of costs related to the support of multiple functions including clinical development, translational, regulatory and project management. Other expenses increased by $0.4 million due to increase in third-party software costs.

General and Administrative Expenses

	Year Ended December 31,		Dollar Change	% Change
	2022	2021		
	(in thousands)			
Compensation and personnel-related (including stock-based compensation)	$ 17,189	$ 13,726	$ 3,463	25%
Consulting and professional services	12,219	13,567	(1,348)	(10%)
Facilities and depreciation	1,984	2,101	(117)	(6%)
Other	1,706	1,253	453	36%
Total general and administrative expenses	$ 33,098	$ 30,647	$ 2,451	8%

General and administrative expenses increased by $2.5 million, or 8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to an increase of $3.5 million in compensation and personnel-related expenses, including an increase of $2.0 million in stock-based compensation, related to an increase in headcount. Consulting and professional services for accounting, legal and audit fees, and directors' and officers' insurance decreased by $1.3 million during the year ended December 31, 2022. Facilities and depreciation costs decreased by $0.1 million due to sublease income offsetting rent expense associated with our leased facility in Brisbane, California, which commenced in November 2021. Other expenses increased by $0.5 million due to increase in information technology costs.

Interest and other income, net

Interest and other income increased by $3.3 million for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily due to the increase in cash and cash equivalents and short-term investments balances, which was the result of the private placement completed in July 2022 and higher interest rates.

Liquidity and Capital Resources

Sources of Liquidity

Due to our significant research and development expenditures, we have generated operating losses since our inception.

We have funded our operations primarily through the sale of equity securities. From our inception through December 31, 2022, we have raised net cash proceeds of $356.4 million from private placements of our redeemable convertible preferred stock, our common stock and warrants to purchase our common stock, and $262.4 million from the initial public offering of our common stock, or our IPO. As of December 31, 2022, we had available cash and cash equivalents and short-term investments of $242.7 million and an accumulated deficit of $438.3 million.

Cash Flows

	Year Ended December 31,		
	2022		**2021**
	(in thousands)		
Net cash used in operating activities	$	(116,309)	$ (106,110)
Net cash provided by (used in) investing activities		58,443	(88,236)
Net cash provided by financing activities		122,908	1,795
Increase (decrease) in cash, cash equivalents and restricted cash	$	65,042	$ (192,551)

Cash Flows from Operating Activities

Cash used in operating activities for the year ended December 31, 2022 was $116.3 million, which consisted of a net loss of $141.9 million, partially offset by $21.9 million in non-cash charges and a net change of $3.7 million in our operating assets and liabilities. The non-cash charges consisted of stock-based compensation of $18.5 million, depreciation and amortization of $2.1 million, accretion of discount on available-for-sale securities of $0.1 million, and reduction in the carrying amount of right-of-use assets of $1.2 million.

Cash used in operating activities for the year ended December 31, 2021 was $106.1 million, which consisted of a net loss of $130.3 million, partially offset by $20.9 million in non-cash charges and a net change of $3.3 million in our operating assets and liabilities. The non-cash charges consisted of stock-based compensation of $16.3 million, depreciation and amortization of $2.1 million, accretion of discount on available-for-sale securities of $1.3 million, and reduction in the carrying amount of right-of-use assets of $1.3 million.

Cash Flows from Investing Activities

Cash provided by investing activities for the year ended December 31, 2022 was $58.4 million, which consisted of $178.2 million of proceeds from maturities of available-for-sale securities, partially offset by $113.2 million of purchases of available-for-sale securities and $6.5 million of tenant improvement costs associated with our lease in Brisbane, California.

Cash used in investing activities for the year ended December 31, 2021 was $88.2 million, which consisted of $225.6 million of purchases of available-for-sale securities and $1.7 million of purchase of property and equipment, partially offset by $133.0 million of proceeds from maturities of available-for-sale securities and $6.0 million of proceeds from sale of available-for-sale securities.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2022 was $122.9 million, which consisted of $122.5 million of net proceeds from issuance of common stock and pre-funded warrants, and $0.4 million of proceeds from the exercise of common stock options and employee stock purchase plan purchases.

Cash provided by financing activities for the year ended December 31, 2021 was $1.8 million, related to $1.8 million of proceeds from the exercise of common stock options and employee stock purchase plan purchases.

Funding Requirements

We use our cash to fund operations, primarily to fund our clinical trials, research and development expenditures and related personnel costs. We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to our product candidates, particularly as they advance into later stages of development and as we conduct larger clinical trials, engage in other research and development activities, seek regulatory approvals for any product candidates that successfully complete clinical trials and as we incur expenses associated with hiring additional personnel to support our research and development efforts. In addition, we expect our general and administrative expenses to increase substantially for the foreseeable future as we continue to support our research and development activities and to grow our business and as we expect to engage in commercialization activities, if any of our product candidates receive marketing approval. We will also incur additional expenses as a result of operating as a public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

- the scope, progress, results and costs of researching and developing our current product candidates or any other future product candidates we choose to pursue, and conducting preclinical studies and clinical trials;

- the timing of, and the costs involved in, obtaining regulatory approvals for our lead product candidates or any future product candidates;

- the number and characteristics of any additional product candidates we develop or acquire;

- the timing and amount of any milestone, royalty and/or other payments we are required to make pursuant to our current or any future license or collaboration agreements;

- the cost of manufacturing our lead product candidates or any future product candidates and any products we successfully commercialize;

- the cost of building a sales force in anticipation of product commercialization;

- the cost of commercialization activities of our product candidates, if approved for sale, including marketing, sales and distribution costs;

- our ability to establish strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

- any product liability or other lawsuits related to our products;

- the expenses needed to attract, hire and retain skilled personnel;

- the costs associated with operating as a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

- the timing, receipt and amount of sales of any future approved products.

Based upon our current operating plan, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We expect to continue to expend significant resources for the foreseeable future. Until such time, if ever, as we can generate substantial product revenue, we will be required to seek additional funding in the future and currently intend to do so through public or private equity offerings or debt financings, credit or loan facilities, collaborations or a combination of one or more of these funding sources. Additional funds may not be available to us on acceptable terms or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

At-the-Market Offering

In August 2021, we entered into a sales agreement with Cowen and Company LLC, or Cowen, as sales agent, pursuant to which we may issue and sell shares of our common stock for an aggregate maximum offering price of $100.0 million under an at-the-market offering program, or 2021 ATM program. We will pay Cowen up to 3% of gross proceeds for the common stock sold through the 2021 ATM program. As of December 31, 2022, no shares of common stock had been sold under the 2021 ATM program. In February 2023, an entity related to one of our directors purchased 2,646,458 shares of common stock at a price of $6.80 per share through the 2021 ATM program, resulting in net proceeds to us of approximately $17.5 million, after deducting placement agent fees.

Private Placement

On July 11, 2022, we sold in a private placement an aggregate of 9,013,834 shares of common stock, pre-funded warrants to purchase up to 24,696,206 shares of our common stock and accompanying common warrants to purchase up to 8,427,508 shares of our common stock. The offering price per share and accompanying common warrant was $3.87125 per share and the offering price per pre-funded warrant and accompanying common warrant was $3.87025 per share, which equals the per share offering price for the shares of common stock less the $0.001 exercise price for each such pre-funded warrant. The pre-funded warrants remain exercisable until exercised in full. The common warrants have an exercise price of $5.806875 per share and expire on June 30, 2025. The private placement resulted in net proceeds of approximately $122.5 million, after deducting placement agent fees and other expenses.

Both the pre-funded and common warrants are immediately exercisable, subject to beneficial ownership limitations. The warrants meet the criteria for equity classification and were therefore recorded at fair value as of the grant date as a component of stockholders' equity within additional paid-in capital.

As of December 31, 2022, no pre-funded or common warrants were exercised, and there were pre-funded and common warrants to purchase an aggregate of 33,123,714 shares of common stock outstanding. The 24,696,206 shares of common stock issuable upon the exercise of the pre-funded warrants and the 8,427,508 shares of common stock issuable upon the exercise of the common warrants are not included in the number of issued and outstanding shares of common stock as of December 31, 2022.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Accrued and Prepaid Research and Development Costs

We estimate preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions, clinical research organizations, and clinical manufacturing organizations that conduct and manage preclinical studies and clinical trials on our behalf. In recording service fees as either prepaid or accrued costs, we estimate the period over which services will be performed and the level of effort to be expended in each period. These estimates of the expense are based on communications with and information provided by the third-party service providers at each balance sheet date. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the amounts recorded accordingly. The estimates are trued up to reflect the best information available at the time of the financial statement issuance. We have not experienced any material differences between accrued or prepaid costs and actual costs incurred since inception.

We defer and capitalize non-refundable advance payments for goods or services that will be used or rendered for future research and development activities as prepaid expenses until the related goods are delivered or services are performed. We evaluate such payments for current or long-term classification based on when such services are expected to be received.

Operating Lease Obligations

We determine if an arrangement is a lease at inception. Upon adoption of Accounting Standards Codification 842, *Leases*, as of January 1, 2021, we include operating leases in operating lease right of use, or ROU, assets, current and noncurrent operating lease liabilities in our consolidated balance sheets. The ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We measure our ROU assets based on the associated lease liabilities adjusted for any lease incentives such as tenant improvement allowances. As most of the leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As a practical expedient, we elected, for all facility leases, not to separate non-lease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. We elected to exclude from our balance sheets recognition of leases having a term of 12 months or less (short-term leases).

Warrants

Warrants are accounted for as either derivative liabilities or as equity instruments depending on the specific terms of the agreement. Our pre-funded and common warrants are equity-classified instruments that were recorded in additional paid-in capital at issuance and are not subject to remeasurement. We periodically evaluate changes in facts and circumstances that could impact the classification of warrants.

Stock-Based Compensation

We maintain a stock-based compensation plan as a long-term incentive for employees, non-employee directors and consultants. The plan allows for the issuance of incentive stock options, non-qualified stock options, restricted stock units and other forms of equity awards.

We recognize stock-based compensation expense for stock options on a straight-line basis over the requisite service period and account for forfeitures as they occur. Our stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes option pricing model.

To determine the value of stock option awards for stock-based compensation purposes, we use the Black-Scholes option pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair Value of Common Stock—The fair value of each share of underlying common stock is based on the closing price of our common stock as reported on the date of grant on the Nasdaq Global Select Market.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). We continue using the simplified method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time our equity shares have been publicly traded.

Expected Volatility—Because we do not have sufficient trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life sciences companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle or area of specialty.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend Yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 7—Equity Incentive Plan to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2—Basis of Presentation and Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not required for the Company as a smaller reporting company.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Annexon, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Annexon, Inc. and subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Warrants issued in private placement

As discussed in in Note 6 to the consolidated financial statements, in July 2022 the Company closed a private placement transaction which included the issuance of common stock, pre-funded warrants and warrants to purchase its common stock. Upon issuance, the warrants were recorded at fair value as of the grant date as a component of stockholders' equity within additional paid-in capital in the amount of $95.6 million.

We identified the classification of the warrants issued as part of the private placement transaction as liabilities or equity on the balance sheet as a critical audit matter. A high degree of subjective auditor judgment was required in the evaluation of the classification of the warrants due to certain provisions included within the warrant agreements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of a control within the equity process related to the determination of the classification of the warrants. We obtained and inspected the pre-funded and common stock warrant agreements to identify key terms and conditions within the agreements that were relevant to the classification determination. We obtained and inspected the Company's technical accounting analyses to evaluate whether the Company had considered all key terms and conditions of the agreements. We evaluated the Company's interpretation and application of the relevant accounting literature, including consideration of whether certain actions were within the Company's control, to support the equity classification of the warrants on the balance sheet.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

San Francisco, California
March 6, 2023

ANNEXON, INC.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 140,020	$ 74,843
Short-term investments	102,637	167,872
Prepaid expenses and other current assets	5,441	4,978
Total current assets	248,098	247,693
Restricted cash	1,032	1,166
Property and equipment, net	16,838	17,848
Operating lease right-of-use assets	19,128	20,333
Total assets	$ 285,096	$ 287,040
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,416	$ 11,153
Accrued liabilities	13,448	9,250
Operating lease liabilities, current	1,316	1,202
Other current liabilities	180	139
Total current liabilities	22,360	21,744
Operating lease liabilities, non-current	31,542	33,387
Total liabilities	53,902	55,131
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Common stock, $0.001 par value; 300,000,000 shares authorized as of December 31, 2022 and 2021, respectively; 47,722,995 and 38,560,854 shares issued and outstanding as of December 31, 2022 and 2021, respectively	48	39
Additional paid-in capital	669,780	528,365
Accumulated other comprehensive loss	(372)	(180)
Accumulated deficit	(438,262)	(296,315)
Total stockholders' equity	231,194	231,909
Total liabilities and stockholders' equity	$ 285,096	$ 287,040

See accompanying notes to consolidated financial statements.

ANNEXON, INC.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

		Year Ended December 31,		
		2022		**2021**
Operating expenses:				
Research and development	$	112,501	$	100,066
General and administrative		33,098		30,647
Total operating expenses		145,599		130,713
Loss from operations		(145,599)		(130,713)
Interest and other income, net		3,652		390
Net loss		(141,947)		(130,323)
Net loss attributable to common stockholders	$	(141,947)	$	(130,323)
Net loss per share attributable to common stockholders, basic and diluted	$	(2.60)	$	(3.40)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		54,673,572		38,316,273

See accompanying notes to consolidated financial statements.

ANNEXON, INC.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,			
	2022		**2021**	
Net loss	$	(141,947)	$	(130,323)
Other comprehensive gain (loss):				
Foreign currency translation adjustment		1		(5)
Unrealized loss on available-for-sale securities		(193)		(98)
Comprehensive loss	$	(142,139)	$	(130,426)

See accompanying notes to consolidated financial statements.

ANNEXON, INC.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Cost				
Balances as of December 31, 2020	38,157,618	$ 38	$ 510,309	$ (77)	$ (165,992)	$ 344,278
Stock-based compensation	—	—	16,262	—	—	16,262
Stock option exercises	391,349	1	1,609	—	—	1,610
Issuance of common stock per Employee Stock Purchase Plan purchase	11,887	—	185	—	—	185
Foreign currency translation adjustment	—	—	—	(5)	—	(5)
Unrealized loss on available-for-sale securities	—	—	—	(98)	—	(98)
Net loss	—	—	—	—	(130,323)	(130,323)
Balances as of December 31, 2021	38,560,854	39	528,365	(180)	(296,315)	231,909
Stock-based compensation	—	—	18,516	—	—	18,516
Stock option exercises	15,364	—	80	—	—	80
Issuance of common stock, pre-funded warrants and common warrants, net of issuance costs of $7,988 (related party proceeds - $9,500)	9,013,834	9	122,479	—	—	122,488
Issuance of common stock per Employee Stock Purchase Plan purchase	121,126	—	340	—	—	340
Restricted common stock vested in the period	11,817	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	1	—	1
Unrealized loss on available-for-sale securities	—	—	—	(193)	—	(193)
Net loss	—	—	—	—	(141,947)	(141,947)
Balances as of December 31, 2022	47,722,995	$ 48	$ 669,780	$ (372)	$ (438,262)	$ 231,194

See accompanying notes to consolidated financial statements.

113

ANNEXON, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	2021
Operating activities:		
Net loss	$ (141,947)	$ (130,323)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,106	2,141
Accretion of discount on available-for-sale securities	73	1,253
Stock-based compensation	18,516	16,262
Reduction in the carrying amount of right-of-use assets	1,205	1,273
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(463)	(2,612)
Accounts payable	(287)	3,859
Accrued liabilities	6,178	773
Operating lease liabilities	(1,731)	1,125
Other current liabilities	41	139
Net cash used in operating activities	(116,309)	(106,110)
Investing activities:		
Purchases of property and equipment	(6,526)	(1,654)
Purchases of available-for-sale securities	(113,197)	(225,601)
Proceeds from sale of available-for-sale-securities	—	5,993
Proceeds from maturities of available-for-sale securities	178,166	133,026
Net cash provided by (used in) investing activities	58,443	(88,236)
Financing activities:		
Proceeds from the exercise of common stock options	80	1,610
Proceeds from employee stock plan purchases	340	185
Proceeds from the issuance of common stock, pre-funded warrants and common warrants	120,976	—
Proceeds from the issuance of common stock, pre-funded warrants and common warrants - related party	9,500	—
Payment of issuance costs related to the issuance of common stock, pre-funded warrants and common warrants	(7,988)	—
Net cash provided by financing activities	122,908	1,795
Increase (decrease) in cash, cash equivalents and restricted cash	65,042	(192,551)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1	(5)
Cash, cash equivalents and restricted cash		
Beginning of period	76,009	268,565
End of period	$ 141,052	$ 76,009
Supplemental disclosure of cash flow information:		
Cash paid for amounts included in the measurement of lease liability	$ 10,078	$ 996
Non-cash investing and financing activities:		
Purchases of property and equipment included in accounts payable and accrued liabilities	$ 110	$ 5,540
Right-of-use assets obtained in exchange for lease liability	$ —	$ 21,084
Construction-in-progress obtained in exchange for tenant improvement allowance from lessors	$ —	$ 10,860

See accompanying notes to consolidated financial statements.

ANNEXON, INC.
Notes to Consolidated Financial Statements

1. Organization

Annexon, Inc., or the Company, is a clinical-stage biopharmaceutical company pioneering a new class of complement medicines for patients with classical complement-mediated autoimmune, neurodegenerative and ophthalmic disorders. The Company is located in Brisbane, California and was incorporated in Delaware in March 2011.

The Company's wholly-owned subsidiary, Annexon Biosciences Australia Pty Ltd, or the Subsidiary, is a proprietary limited company incorporated in 2016 and domiciled in Australia. The Subsidiary is also engaged in research and development activities in support of its parent company.

Liquidity

Since inception, the Company has been involved primarily in performing research and development activities, conducting clinical trials, hiring personnel, and raising capital to support and expand these activities. The Company has experienced losses and negative cash flows from operations since its inception and, as of December 31, 2022, had an accumulated deficit of $438.3 million and cash and cash equivalents and short-term investments of $242.7 million.

The Company has historically funded its operations through the issuance of shares of its redeemable convertible preferred stock, common stock and warrants. Based on projected activities, management projects that cash on hand is sufficient to support operations for at least the next 12 months following issuance of these consolidated financial statements. Management expects to continue to incur losses and negative cash flows from operations for at least the next several years.

2. Basis of Presentation and Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period. Management evaluates its estimates, including but not limited to the fair value of investments, stock options, income taxes, clinical trial accruals and stock-based compensation. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the operations of Annexon, Inc. and its wholly owned subsidiary and include the results of operations and cash flows of these entities. All intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company's chief operating decision maker is its Chief Executive Officer. The Chief Executive Officer reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company's resources. Accordingly, the Company has determined that it operates in one segment.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments with an original maturity of three months or less at time of purchase to be cash equivalents. Cash equivalents, which includes amounts invested in money market funds, are stated at fair value.

Restricted cash as of December 31, 2022 relates to the letters of credit established for the Company's office lease.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31,			
	2022		**2021**	
Cash	$	570	$	734
Cash equivalents		139,450		74,109
Cash and cash equivalents		140,020		74,843
Restricted cash		1,032		1,166
Cash, cash equivalents and restricted cash	$	141,052	$	76,009

Short-Term Investments

Short-term investments have been classified as available-for-sale and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. The Company determines the appropriate classification of its investments in debt securities at the time of purchase. Available-for-sale securities with original maturities beyond three months at the date of purchase are classified as current based on their availability for use in current operations.

The Company evaluates, on a quarterly basis, its available-for-sale debt securities for potential impairment. For available-for-sale debt securities in an unrealized loss position, the Company assesses whether such declines are due to credit loss based on factors such as changes to the rating of the security by a ratings agency, market conditions and supportable forecasts of economic and market conditions, among others. If credit loss exists, the Company assesses whether it has plans to sell the security or it is more likely than not it will be required to sell any available-for-sale debt security before recovery of its amortized cost basis. If either condition is met, the security's amortized cost basis is written down to fair value and is recognized through interest and other income (expense), net. If neither condition is met, declines as a result of credit losses, if any, are recognized as an allowance for credit loss, limited to the amount of unrealized loss, through interest and other income (expense), net. Any portion of the unrealized loss that is not a result of a credit loss, is recognized in other comprehensive income (loss). Realized gains and losses, if any, on available-for-sale debt securities are included in interest and other income (expense), net.

The cost of investments sold is based on the specific-identification method. Interest on available-for-sale debt securities is included in interest and other income (expense), net.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Depreciation begins at the time the asset is placed in service. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized.

The useful lives of the property and equipment are as follows:

Computer equipment	3 years
Lab equipment and furniture and fixtures	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. When indications of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets' carrying value, the related assets will be written down to fair value. There were no impairments of the Company's long-lived assets for the periods presented.

Leases

The Company determines if an arrangement is a lease at inception. Upon adoption of Accounting Standards Codification 842, *Leases*, as of January 1, 2021, the Company includes operating leases in operating lease right of use, or ROU, assets, current and noncurrent operating lease liabilities in the Company's consolidated balance sheets. The ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company measures the ROU assets based on the associated lease liabilities adjusted for any lease incentives such as tenant improvement allowances. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Lease expense for lease payments is recognized on a straight-line basis, net of sublease income, over the lease term.

As a practical expedient, the Company elected, for all facility leases, not to separate non-lease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. The Company elected to exclude from its balance sheets recognition of leases having a term of 12 months or less (short-term leases).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes to the amounts expected to be realized.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merit, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Warrants

Warrants are accounted for as either derivative liabilities or as equity instruments depending on the specific terms of the agreement. The Company's pre-funded and common warrants are equity-classified instruments that were recorded in additional paid-in capital at issuance and are not subject to remeasurement. The Company periodically evaluates changes in facts and circumstances that could impact the classification of warrants.

Research and Development Expense

Research and development expenses consist primarily of direct and indirect costs incurred for the development of the Company's product candidates.

Direct expenses include (i) preclinical and clinical outside service costs associated with discovery, preclinical and clinical testing of the Company's product candidates; (ii) professional services agreements with third-party contract organizations, investigative clinical trial sites and consultants that conduct research and development activities on the Company's behalf; (iii) contract manufacturing costs to produce clinical trial materials; and (iv) laboratory supplies and materials. Indirect expenses include (A) compensation and personnel-related expenses (including stock-based compensation), (B) allocated expenses for facilities and depreciation; and (C) other indirect costs.

Research and development costs are expensed as incurred. Payments made to third parties are under agreements that are generally cancelable by the Company. Advance payments for research and development activities are deferred as prepaid expenses. The prepaid amounts are expensed as the related services are performed.

The Company estimates preclinical studies and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on the Company's behalf. The Company also estimates manufacturing costs based on services performed pursuant to contracts with contract manufacturing organizations that develop and manufacture product on the Company's behalf. In accruing service fees, the Company estimates the period over which services will be performed and the level of effort to be expended in each period. These estimates are based on the Company's communications with the third-party service providers and on information available at each balance sheet date. If the actual timing of the performance of services or the level of effort varies significantly from the estimate, the Company will adjust the accrual accordingly to reflect the best information available at the time of the financial statement issuance. The Company has not experienced any material differences between accrued costs and actual costs incurred since its inception.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee directors and consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options and restricted stock units, or RSUs. The fair value method requires the Company to estimate the fair value of stock options to employees and non-employees on the date of grant using the Black-Scholes option pricing model. The fair value of RSU awards are based on the fair value of the underlying common stock as of the grant date.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option pricing model and recognized as expense on a straight-line basis (for all but performance-based awards for which the accelerated method is used) over the requisite service period, which is the vesting period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating expected term, expected stock price volatility, risk-free interest rate and dividend yield. The Company accounts for forfeitures as they occur.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive shares of common stock. As the Company was in a loss position for all periods presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company's cash and cash equivalents and short-term investments are held by high credit quality financial institutions in the United States. At times, such deposits may be in excess of the Federal Depository Insurance Corporation insured limits. Management believes that the financial institutions are financially sound, and accordingly, minimal credit risk exists with respect to the financial institutions.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, "*Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40)*" ("ASU No. 2020-06"). ASU No. 2020-06 simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. The Company adopted ASU 2020-06 effective as of January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

The Company has reviewed the FASB issued ASU accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and do not believe that any new or modified principles will have a material impact on the Company's reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company's financial management.

3. Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- *Level 1 Inputs:* Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- *Level 2 Inputs:* Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- *Level 3 Inputs:* Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

On a recurring basis, the Company measures certain financial assets and liabilities at fair value. The following tables summarize the fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	Valuation Hierarchy	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
			December 31, 2022		
Assets:					
Cash equivalents:					
Money market funds	Level 1	$ 139,450	$ —	$ —	$ 139,450
Short-term investments:					
Commercial paper	Level 2	42,467	—	(82)	42,385
Corporate bonds	Level 2	35,638	14	—	35,652
Government bonds	Level 2	24,804	—	(204)	24,600
Total assets		$ 242,359	$ 14	$ (286)	$ 242,087

	Valuation Hierarchy	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
			December 31, 2021		
Assets:					
Cash equivalents:					
Money market funds	Level 1	$ 74,109	$ —	$ —	$ 74,109
Short-term investments:					
Commercial paper	Level 2	85,352	—	(27)	85,325
Corporate bonds	Level 2	48,814	—	(24)	48,790
Government bonds	Level 2	33,809	—	(52)	33,757
Total assets		$ 242,084	$ —	$ (103)	$ 241,981

All of the investments held as of December 31, 2022 had original maturities of less than two years. As of December 31, 2022, all of the investments are scheduled to mature in 12 months.

For the years ended December 31, 2022 and 2021, the Company recognized no material realized gains or losses on financial instruments.

4. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	
	2022	2021
Prepaid research and development costs	$ 3,805	$ 3,002
Prepaid insurance	755	1,282
Other prepaid expenses	678	231
Other current assets	203	463
Total prepaid expenses and other current assets	$ 5,441	$ 4,978

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		
	2022		2021
Leasehold improvements	$	17,231	$	16,594
Laboratory equipment		1,764		1,353
Furniture and fixtures		692		649
Computer equipment and software		34		41
Total property and equipment, gross		19,721		18,637
Less: accumulated depreciation		(2,883)		(789)
Total property and equipment, net	$	16,838	$	17,848

Total depreciation expense recognized for the years ended December 31, 2022 and 2021 was $2.1 million and $2.1 million, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,		
	2022		2021
Accrued research and development expenses	$	7,720	$	2,404
Accrued compensation		5,299		3,573
Accrued professional services		394		1,274
Accrued construction costs		—		1,917
Other accrued expenses		35		82
Total accrued liabilities	$	13,448	$	9,250

5. Commitments and Contingencies

Leases

The Company leases its offices and laboratory in Brisbane, California, or the Brisbane Lease, under a ten-year noncancelable lease agreement that ends in October 2031 with a ten-year renewable option. In November 2021, the Company subleased unoccupied space for two years starting from December 2021 for aggregate sublease payments of $3.4 million. The sublease income, while it reduces the rent expense, is not considered in the value of the right-of-use assets or lease liabilities. The Company's sublease income was $1.6 million and $0.1 million for the year ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the operating lease right-of-use assets were $19.1 million and lease liabilities were $32.9 million in the consolidated balance sheet. The weighted average remaining lease term is 8.8 years.

The weighted average incremental borrowing rate used to measure the operating lease liability is 8.4%.

Operating lease cost for the years ended December 31, 2022 and 2021 was $2.1 million and $2.9 million, respectively. Variable lease payments for the years ended December 31, 2022 and 2021 were $1.0 million and $0.4 million, respectively.

Future minimum lease payments and related lease liabilities as of December 31, 2022, were as follows:

	(in thousands)
2023	$ 4,198
2024	4,893
2025	5,065
2026	5,242
2027 and thereafter	28,025
Total undiscounted lease payments	47,423
Less: Imputed interest	(14,565)
Total	$ 32,858

License and Other Agreements

In November 2011, the Company entered into an exclusive licensing agreement, or the Stanford Agreement, with The Board of Trustees of the Leland Stanford Junior University, or Stanford, whereby the Company was granted an exclusive, worldwide, royalty-bearing, sublicensable license, under certain patent rights, or the Licensed Patents, to make, use, offer for sale, sell, import and otherwise commercialize products covered by the Licensed Patents for human or animal diseases, disorders or conditions. Under the Stanford Agreement, the Company made an upfront payment and is obligated to pay Stanford annual license maintenance fees, potential future milestone payments totaling up to $500,000, and royalty payments at a rate equal to a low single-digit percentage of worldwide net sales of licensed products. The Company did not achieve any milestones or make any milestone payments for the years ended December 31, 2022 and 2021.

In December 2016, the Company entered into a Sponsored Research Agreement with a not-for-profit entity to perform research on multiple sclerosis. The Sponsored Research Agreement was amended in March 2019. Under the terms of the Sponsored Research Agreement, as amended, the Company may receive up to $0.7 million in funding. If, within 15 years of the end of the Sponsored Research Agreement, the Company files a marketing authorization application for a product treating multiple sclerosis, the Company will be obligated to pay milestone payments up to four times the amounts received under the Sponsored Research Agreement. The Company has received $0.6 million in funding to date, which was recorded as interest and other income. The Company recognized no income during the year ended December 31, 2022 and $0.1 million in income during the year ended December 31, 2021.

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2022, the Company did not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

6. Stockholder's Equity

Private Placement

On July 11, 2022, the Company sold in a private placement an aggregate of 9,013,834 shares of common stock, pre-funded warrants to purchase up to 24,696,206 shares of its common stock and accompanying common warrants to purchase up to 8,427,508 shares of its common stock. The offering price per share and accompanying common warrant was $3.87125 per share and the offering price per pre-funded warrant and accompanying common warrant was $3.87025 per share, which equals the per share offering price for the shares of common stock less the $0.001 exercise price for each such pre-funded warrant. The pre-funded warrants remain exercisable until exercised in full. The common warrants have an exercise price of $5.806875 per share and expire on June 30, 2025. The private placement resulted in net proceeds of $122.5 million, after deducting placement agent fees and expenses.

An entity related to one of the Company's directors participated in the Private Placement and purchased 2,453,988 shares of common stock and accompanying common warrants to purchase up to an additional 613,497 shares of common stock for an aggregate price of approximately $9.5 million.

Both the pre-funded and common warrants are immediately exercisable, subject to beneficial ownership limitations. The Company may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of common stock beneficially owned by such holder, together with its affiliates, to exceed 9.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise or (ii) the combined voting power of the Company's securities beneficially owned by such holder, together with its affiliates, to exceed 9.99% of the combined voting power of all of the Company's securities immediately outstanding after giving effect to the exercise, which such percentage may be changed at the holder's election to a higher or lower percentage not in excess of 19.99% upon at least 61 days' notice to the Company. The Company may not effect the exercise of any common warrant, and a holder will not be entitled to exercise any portion of any common warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of common stock beneficially owned by such holder, together with its affiliates, to exceed 4.99%, 9.99% or 19.99% (as applicable pursuant to the holder's common warrant) of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which such percentage may be changed at the holder's election to a higher or lower percentage, including 9.99%, 14.99% or 19.99%, and not in excess of 19.99%, upon at least 61 days' notice to the Company. The warrants meet the criteria for equity classification and were therefore recorded at fair value as of the grant date as a component of stockholders' equity within additional paid-in capital.

As of December 31, 2022, no pre-funded or common warrants were exercised, and there were pre-funded and common warrants to purchase an aggregate of 33,123,714 shares of common stock outstanding. The 24,696,206 shares of common stock issuable upon the exercise of the pre-funded warrants and the 8,427,508 shares of common stock issuable upon the exercise of the common warrants are not included in the number of issued and outstanding shares of common stock as of December 31, 2022.

At-the-Market Offering

In August 2021, the Company entered into a sales agreement with Cowen and Company LLC, or Cowen, as sales agent, pursuant to which the Company may issue and sell shares of its common stock for an aggregate maximum offering price of $100.0 million under an at-the-market offering program, or 2021 ATM program. The Company will pay Cowen up to 3% of gross proceeds for the common stock sold through the 2021 ATM program. As of December 31, 2022, no shares of common stock had been sold under the 2021 ATM program. In February 2023, an entity related to one of the Company's directors purchased 2,646,458 shares of common stock at a price of $6.80 per share through the 2021 ATM program, resulting in net proceeds to the Company of approximately $17.5 million, after deducting placement agent fees.

Common Stock

The holders of the Company's common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the Board of Directors. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. As of December 31, 2022, no dividends had been declared by the Board of Directors.

The Company reserved the following shares of common stock for issuance as follows:

| | December 31, | |
	2022	2021
Stock options issued and outstanding	8,152,093	5,662,824
Stock options reserved for 2020 Incentive Award Plan	478,109	2,039,951
Unvested restricted stock units outstanding	550,236	50,000
Common stock reserved for 2021 ATM program	5,265,929	5,265,929
Common stock reserved for Employee Stock Purchase Plan	994,257	729,775
Common stock reserved for Employment Inducement Award Plan	1,610,600	—
Common stock reserved for pre-funded warrants	24,696,206	—
Common stock reserved for common warrants	8,427,508	—
Total common stock reserved	50,174,938	13,748,479

7. Equity Incentive Plan

In July 2020, the Company's board of directors and stockholders adopted and approved the 2020 Incentive Award Plan, or the 2020 Plan, and the Employee Stock Purchase Plan, or the ESPP, which became effective in connection with the IPO.

The Company may not grant any additional awards under the 2011 Equity Incentive Plan, or the 2011 Plan. The 2011 Plan will continue to govern outstanding equity awards granted thereunder.

2020 Equity Incentive Plan

The number of shares of common stock reserved for issuance under the 2020 Plan automatically increase on the first day of January, in an amount equal to 4% of the total number of shares of the Company's capital stock outstanding on the last day of the preceding year, or a lesser number of shares determined by the Company's board of directors.

Awards granted under the 2020 Plan expire no later than ten years from the date of grant. For the Incentive Stock Options, or ISOs, and Nonstatutory Stock Options, or NSOs, the option price shall not be less than 100% of the estimated fair value on the date of grant. Options granted typically vest over a four-year period but may be granted with different vesting terms. As of December 31, 2022 and 2021, there were 478,109 and 2,039,951 shares available for issuance under the 2020 Plan, respectively.

2022 Employment Inducement Award Plan

In July 2022, the Company's board of directors adopted the Annexon, Inc. 2022 Employment Inducement Award Plan, or the Inducement Plan, and together with the 2011 Plan and the 2020 Plan, the Plans. The Inducement Plan was adopted by the Company's board of directors without stockholder approval pursuant to Nasdaq Marketplace Rule 5635(c)(4), or Rule 5635(c)(4). In accordance with Rule 5635(c)(4), awards made under the Inducement Plan may only be granted to newly hired employees as an inducement material to the employees entering into employment with the Company. Awards granted under the Inducement Plan expire no later than ten years from the date of grant. An aggregate of 2,000,000 shares of common stock were reserved for issuance under the Inducement Plan. As of December 31, 2022, there were 1,610,600 shares available for issuance under the Inducement Plan.

Stock options

The following table presents stock option activity under the Plans for the period:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balances as of December 31, 2021	5,662,824	$ 16.98	8.26	$ 10,186
Stock options granted	3,767,835	$ 5.59		
Stock options exercised	(15,364)	$ 5.28		
Stock options forfeited	(1,263,202)	$ 15.78		
Balances as of December 31, 2022	8,152,093	$ 11.92	8.09	$ 3,329
Exercisable as of December 31, 2022	3,406,230	$ 12.87	6.94	$ 1,428

The total intrinsic value of options exercised during the years ended December 31, 2022 and 2021 was $11,500 and $6.4 million, respectively. The intrinsic value is the difference between the fair value of the Company's common stock at the time of exercise and the exercise price of the stock option.

The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2022 and 2021 was $3.94 and $18.83 per share, respectively.

As of December 31, 2022, the total unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $37.4 million, which the Company expects to recognize over an estimated weighted-average period of 2.4 years.

Restricted Stock Units

RSUs are share awards that entitle the holder to receive freely tradeable shares of the Company's common stock upon vesting. The RSUs cannot be transferred and the awards are subject to forfeiture if the holder's employment terminates prior to the release of the vesting restrictions. The RSUs generally vest over a three-year period in equal amounts on an annual basis, provided the employee remains continuously employed with the Company. The fair value of the RSUs is equal to the closing price of the Company's common stock on the grant date.

A summary of RSU activity under our equity incentive plan and related information is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested as of December 31, 2021	50,000	$ 12.84
Granted	604,583	5.40
Vested	(11,817)	12.84
Cancelled	(92,530)	7.37
Unvested as of December 31, 2022	550,236	$ 5.58

As of December 31, 2022, unrecognized stock-based compensation expense related to outstanding unvested RSUs was $2.4 million, which is expected to be recognized over a weighted-average period of 2.3 years.

Employee Stock Purchase Plan

The ESPP enables eligible employees to purchase shares of the Company's common stock at the end of each offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower. Eligible employees generally included all employees. Share purchases are funded through payroll deductions of at least 1%, and up to 15% of an employee's eligible compensation for each payroll period. The number of shares reserved for issuance under the ESPP increase automatically on the first day of each fiscal year, by a number equal to, 1% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, or such number of shares determined by the Company's board of directors. As of December 31, 2022, 994,257 shares were available for future purchase. The ESPP generally provides for six-month consecutive offering periods beginning on May 15th and November 15th of each year. The ESPP is a compensatory plan as defined by the authoritative guidance for stock compensation. As such, stock-based compensation expense has been recorded for the years ended December 31, 2022 and 2021.

The stock-based compensation expense related to the ESPP for the years ended December 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.

Stock-Based Compensation Expense

The total stock-based compensation expense recognized was as follows (in thousands):

| | Year Ended December 31, | |
	2022	2021
Research and development	$ 8,874	$ 8,610
General and administrative	9,642	7,652
Total stock-based compensation expense	$ 18,516	$ 16,262

To determine the value of stock option awards for stock-based compensation purposes, the Company uses the Black-Scholes option pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair Value of Common Stock—The fair value of each share of underlying common stock is based on the closing price of the Company's common stock as reported on the date of grant on the Nasdaq Global Select Market.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company continues using the simplified method as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

Expected Volatility—Because the Company does not have sufficient trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life sciences companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle or area of specialty.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend Yield—The Company has never paid dividends on its common stock and have no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

The fair value of each stock option issued was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

| | Year Ended December 31, | |
	2022	2021
Expected term (in years)	5.50 - 6.08	4.33 - 6.08
Expected volatility	78.80% - 85.90%	88.30% - 90.70%
Risk-free interest rate	1.49% - 4.19%	0.35% - 1.31%
Dividend yield	—	—

8. Income Taxes

For financial reporting purposes, loss before provision for income taxes, includes the following components (in thousands):

	Year Ended December 31,	
	2022	2021
Domestic	$ (141,939)	$ (130,313)
Foreign	(8)	(10)
Loss before income taxes	$ (141,947)	$ (130,323)

For each of the years ended December 31, 2022 and 2021, the Company incurred insignificant amounts for an income tax provision. The U.S. federal and California deferred tax assets generated from the Company's net operating losses have been fully reserved, as the Company believes it is not more likely than not that the benefit will be realized.

Reconciliation of income tax computed at federal statutory rates to the reported provision for income taxes was as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Tax provision at U.S. statutory rate	$ (29,809)	$ (27,368)
Stock-based compensation	2,362	794
Research and development tax credits	(2,836)	(2,392)
Change in valuation allowance	30,148	25,911
Section 382 limitations	—	2,922
Other	135	133
Provision for income taxes	$ —	$ —

Deferred Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2022	2021
Deferred Tax Assets:		
Net operating loss carryforwards	$ 63,551	$ 57,073
Research and development credits	11,095	7,367
Other intangibles	4	5
Accruals and reserves	974	686
Stock-based compensation	4,551	3,041
Capitalized research and development	19,744	—
Lease liabilities	6,946	7,340
Unrealized gain/loss on investments	—	240
Total gross deferred tax assets	106,865	75,752
Less: valuation allowance	(100,778)	(69,147)
Total deferred tax assets, net	$ 6,087	$ 6,605
Deferred Tax Liabilities:		
Fixed assets	$ (2,043)	$ (2,290)
Right-of-use assets	(4,044)	(4,315)
Total gross deferred tax liabilities	(6,087)	(6,605)
Net deferred tax assets	$ —	$ —

As of December 31, 2022, the Company had $286.5 million of federal and $71.1 million of state net operating loss, or NOL, carryforwards available to offset future taxable income. Under the Tax Cuts and Jobs Act of 2017, or the Tax Act, federal NOLs generated after December 31, 2017 will be carried forward indefinitely with the yearly NOL utilization limited to 80% of taxable income. The Company had $243.4 million of such federal NOLs that do not expire. If not utilized, the federal carryforward losses generated prior to 2018 and the state carryforward losses will expire in various amounts beginning in 2031.

As of December 31, 2022, the Company had approximately $10.9 million of federal and $6.7 million of state credit carryforwards available to offset future taxable income. If not utilized, these credit carryforwards will expire in various amounts for federal purposes beginning in 2031. The state credits do not expire.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized; therefore, a full valuation allowance has been recorded. The Company's valuation allowance increased by $31.6 million and $24.4 million for the years ended December 31, 2022 and 2021, respectively. The changes in the 2022 valuation allowance were primarily due to the addition of capitalized research and development costs, current year loss carryforwards and research and development credits. The changes in the 2021 valuation allowance were primarily due to the addition of the current year loss carryforwards and research and development credits.

Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. The Company performed a Section 382 analysis through December 31, 2021. Federal net operating losses carryforwards of $286.4 million and state and local net operating loss carryforwards of $36.4 million are not expected to expire unutilized as a result of ownership changes identified through December 31, 2021. The Company has identified $0.1 million and $34.7 million of federal and state net operating losses, respectively, that will expire unused due to ownership changes, and federal credits of $3.7 million that will not be able to be utilized due to ownership change limitation; these amounts have been excluded from the deferred tax assets table above. Further ownership changes subsequent to December 31, 2021 may be identified which could result in limitations to the amount of net operating losses and credits which may be utilized prior to expiration.

Uncertain Tax Benefits

The Company has the following activity relating to the gross amount of unrecognized tax benefits (in thousands):

	Year Ended December 31,		
	2022		2021
Beginning balance	$ 1,794	$	1,576
Decreases based on tax positions related to prior year	—		(789)
Additions based on tax positions related to current year	932		1,007
Ending balance	$ 2,726	$	1,794

None of these uncertain tax positions will impact the Company's effective tax rate if assessed. The Company's policy is to classify interest and penalties associated with unrecognized tax benefits as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits in its consolidated balance sheet and consolidated statement of operations for the years ended December 31, 2022 and 2021. The Company files income tax returns in the United States, California, Georgia, Indiana, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Pennsylvania, Texas and in Australia. The Company is not currently under examination by any major tax jurisdictions nor has it been in the past. The tax years 2011 through 2022 remain effectively open for examination by the Internal Revenue Service and most state tax authorities because of net operating losses and credit carryovers.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipated any significant changes to unrecognized tax benefits over the next 12 months.

9. Net Loss Per Share Attributable to Common Stockholders

The Company calculates basic net loss per share by dividing net loss by the weighted-average number of shares of common stock outstanding, excluding restricted common stock. The weighted-average number of shares of common stock used in the basic and diluted net loss per share calculation include the pre-funded warrants issued in connection with the Private Placement as the pre-funded warrants are exercisable at any time for nominal cash consideration. As of December 31, 2022, no pre-funded warrants have been exercised and there were pre-funded warrants to purchase an aggregate of 24,696,206 shares of common stock outstanding. The Company has generated a net loss in all periods presented, so the basic and diluted net loss per share are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year Ended December 31,	
	2022	**2021**
Stock options to purchase common stock	8,152,093	5,662,824
Shares subject to Employee Stock Purchase Plan	46,297	15,924
Unvested restricted stock units	550,236	50,000
Common warrants to purchase common stock	8,427,508	—
Total	17,176,134	5,728,748

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the December 31, 2022, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Pursuant to rules of the SEC, such attestation is not required for smaller reporting companies, which permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitation on the Effectiveness of Internal Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

     None.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

     Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission on Schedule 14A in connection with our 2023 Annual Meeting of Stockholders, or the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2022 and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our officers, directors and employees which is available on our website at ir.annexonbio.com. The Code of Business Conduct and Ethics is intended to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. In addition, we intend to promptly disclose (1) the nature of any amendment to our Code of Business Conduct and Ethics that applies to our directors or our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to a director one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

The remaining information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission on Schedule 14A in connection with our 2023 Annual Meeting of Stockholders, or the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2022 and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item regarding executive compensation will be incorporated by reference to the information set forth in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item regarding security ownership of certain beneficial owners and management and our equity compensation plans will be incorporated by reference to the information set forth in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item regarding certain relationships and related transactions and director independence will be incorporated by reference to the information set forth in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item regarding principal accountant fees and services will be incorporated by reference to the information set forth in our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. Financial Statements

Information in response to this Item is included in Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

Exhibit Index

Exhibit No	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation.	8-K	001-39402	3.1	07/28/20	
3.2	Amended and Restated Bylaws.	8-K	001-39402	3.2	07/28/20	
4.1	Reference is made to Exhibits 3.1 through 3.2.					
4.2	Form of Common Stock Certificate.	S-1	333-239647	4.2	07/02/20	
4.3	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-39402	4.3	03/01/22	
4.4	Form of Pre-Funded Warrant.	8-K	001-39402	4.1	07/08/22	
4.5	Form of Common Warrant.	8-K	001-39402	4.2	07/08/22	
10.1	Amended and Restated Investors' Rights Agreement, dated June 30, 2020, by and among the Registrant and the investors listed therein.	S-1	333-239647	10.1	07/02/20	
10.2†	Exclusive (Equity) Agreement, dated November 21, 2011, by and between the Registrant and The Board of Trustees of the Leland Stanford Junior University.	S-1	333-239647	10.2	07/02/20	
10.3	Lease, dated December 18, 2020, by and between the Registrant and HCP LS Brisbane, LLC.	8-K	001-39402	10.1	12/22/20	
10.4(a)+	2011 Incentive Award Plan.	S-1/A	333-239647	10.4(a)	07/20/20	
10.4(b)+	Form of Stock Option Agreement under 2011 Equity Incentive Plan.	S-1	333-239647	10.4(b)	07/02/20	
10.5(a)+	2020 Incentive Award Plan.	S-8	333-240101	99.2(a)	07/24/20	

Exhibit No	Description of Exhibit	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
10.5(b)+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan.	S-1	333-239647	10.5(b)	07/02/20	
10.5(c)+	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2020 Incentive Award Plan.	S-1	333-239647	10.5(c)	07/02/20	
10.5(d)+	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2020 Incentive Award Plan.	S-1	333-239647	10.5(d)	07/02/20	
10.6+	Employee Stock Purchase Plan.	S-8	333-240101	99.3	07/24/20	
10.7+	Employment Agreement by and between the Registrant and Douglas Love, Esq.	S-1	333-239647	10.7	07/02/20	
10.8+	Employment Agreement by and between the Registrant and Jennifer Lew.	S-1	333-239647	10.9	07/02/20	
10.9+	Employment Agreement by and between the Registrant and Michael Overdorf.	S-1/A	333-239647	10.11	07/20/20	
10.10+	Non-Employee Director Compensation Program.	10-Q	001-39402	10.1	05/09/22	
10.11+	Form of Indemnification and Advancement Agreement for directors and officers.	S-1	333-239647	10.12	07/02/20	
10.12+	Employment Agreement by and between the Registrant and Dean Richard Artis, Ph.D.					X
10.13	Sales Agreement, dated as of August 16, 2021, by and between Annexon Inc. and Cowen and Company, LLC.	10-Q	001-39402	10.1	08/16/21	
10.14	Securities Purchase Agreement, dated July 7, 2022, by and among the Registrant and the Purchasers named within.	8-K	001-39402	10.1	07/08/22	
10.15+	Annexon, Inc. 2022 Employment Inducement Award Plan.	10-Q	001-39402	10.2(a)	08/08/22	
10.16+	Form of Stock Option Grant Notice and Stock Option Agreement under the 2022 Employment Inducement Award Plan.	10-Q	001-39402	10.2(b)	08/08/22	
10.17+	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2022 Employment Inducement Award Plan.	10-Q	001-39402	10.2(c)	08/08/22	
21.1	List of subsidiaries.	S-1	333-239647	21.1	07/02/20	
23.1	Consent of Independent Registered Public Accounting Firm.					X

Exhibit No	Description of Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
24.1	Power of Attorney (included in the signature page hereto).					X
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.					X
32.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					X

+ Indicates management contract or compensatory plan.

† Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

* The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not deemed "filed" by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Annexon, Inc.

Date: March 6, 2023

By: /s/ Douglas Love, Esq.
Douglas Love, Esq.
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 6, 2023

By: /s/ Jennifer Lew
Jennifer Lew
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Douglas Love and Jennifer Lew his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Douglas Love, Esq. **Douglas Love, Esq.**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 6, 2023
/s/ Jennifer Lew **Jennifer Lew**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2023
/s/ Thomas G. Wiggans **Thomas G. Wiggans**	Chairperson & Director	March 6, 2023
/s/ William H. Carson, M.D. **William H. Carson, M.D.**	Director	March 6, 2023
/s/ Jung E. Choi **Jung E. Choi**	Director	March 6, 2023
/s/ Bettina M. Cockroft, M.D. **Bettina M. Cockroft, M.D.**	Director	March 6, 2023
/s/ Muneer A. Satter **Muneer A. Satter**	Director	March 6, 2023
/s/ William D. Waddill **William D. Waddill**	Director	March 6, 2023

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